                                                                  Exhibit (a)(1)


                           BANKATLANTIC BANCORP, INC.
                          1750 EAST SUNRISE BOULEVARD
                           FORT LAUDERDALE, FL 33304



                                                                    July 3, 2000


Dear Shareholder:


     You are cordially invited to attend the Annual Meeting of Shareholders (the "Annual Meeting") of BankAtlantic Bancorp, Inc. (the "Company"), which will be held at the Westin Hotel, 400 Corporate Drive, Fort Lauderdale, Florida 33334, on August 17, 2000 at 1:00 p.m., local time.


     At the Annual Meeting, we will ask (i) holders of our Class A Common Stock and Class B Common Stock to approve the merger of BBC Sub, Inc., the Company's wholly owned subsidiary, with and into the Company under an Amended and Restated Agreement and Plan of Merger, dated as of March 29, 2000, between BBC Sub and the Company and (ii) holders of our Class B Common Stock to vote upon the election of three directors.

     If the merger is approved and consummated, each share of our publicly held Class B Common Stock will be converted into the right to receive $6.00 in cash per share. Each share of our Class A Common Stock will remain outstanding as one share of Class A Common Stock of the Company as the surviving corporation. The merger will result in the redemption and retirement of all outstanding shares of our Class B Common Stock other than shares held by BFC Financial Corporation ("BFC"). The terms of the Class A Common Stock will not be affected by the merger.

     The Board of Directors is recommending the merger because we believe it will eliminate the complexity and market confusion caused by having two publicly traded classes of common stock and will focus market interest on our remaining publicly traded Class A Common Stock. The transaction will also have a positive earnings per share impact on Class A Common Stock as a consequence of the retirement of approximately 5 million shares of outstanding common stock.


     A Special Committee of your Board of Directors, consisting of directors independent from management and from our parent, BFC evaluated the merits of the merger, unanimously recommended the $6.00 per share price to be paid to the public holders of Class B Common Stock for their shares and unanimously recommended that the Board of Directors approve the terms of the merger. Based upon the recommendation of the Special Committee and its own evaluation of the merits of the transaction, the Board of Directors unanimously approved the terms of the merger and recommended that you vote FOR approval of the merger.


     The merger must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of each of the Class A Common Stock and Class B Common Stock, voting as separate classes. BFC, which at June 1, 2000 owned approximately 49.8% of the outstanding Class B Common Stock and 26.2% of the outstanding Class A Common Stock, has advised us that it intends to vote its shares in favor of the merger.

     The attached Notice of Annual Meeting of Shareholders and Proxy Statement explain the proposed merger and provide specific information concerning the Annual Meeting. Please read these materials (including the appendices) carefully. You can also obtain information about us from documents we have filed with the Securities and Exchange Commission.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD TO ENSURE THAT YOUR SHARES WILL BE VOTED AT THE ANNUAL MEETING.

     On behalf of the Board of Directors, I thank you for your interest and participation.

                                          Sincerely,

                                          /s/ ALAN B. LEVAN
                                          Alan B. Levan
                                          Chairman & Chief Executive Officer


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED THE TRANSACTION DESCRIBED IN THIS PROXY STATEMENT; DETERMINED IF THIS PROXY STATEMENT IS ACCURATE OR COMPLETE; OR PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



THIS PROXY STATEMENT IS DATED JULY 3, 2000 AND IS FIRST BEING MAILED TO SHAREHOLDERS ON OR ABOUT JULY 6, 2000.

                           BANKATLANTIC BANCORP, INC.
                            PROXY STATEMENT FOR THE
                      2000 ANNUAL MEETING OF SHAREHOLDERS

                            ------------------------


     NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 17, 2000


                            ------------------------

To the Shareholders of BankAtlantic Bancorp, Inc.:


    I am pleased to give you notice of the Annual Meeting of Shareholders (the "Annual Meeting") of BankAtlantic Bancorp, Inc. (the "Company"), which will be held at the Westin Hotel, 400 Corporate Drive, Fort Lauderdale, Florida 33334, on August 17, 2000, at 1:00 p.m., local time, and at any adjournment or adjournments thereof. At the Annual Meeting, you will be asked to:


        1. Consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger, dated as of March 29, 2000, between the Company and BBC Sub, Inc., a wholly owned subsidiary of the Company, pursuant to which, among other things BBC Sub will be merged with and into the Company and the Company's Articles of Incorporation will be amended in the form attached as Exhibit A to the merger agreement. As a result of the merger, (i) each share of our Class B Common Stock will be converted into .0000002051 of a share of Class B Common Stock of the Company as the surviving corporation and (ii) each share of our Class A Common Stock will remain outstanding as one share of Class A Common Stock of the Company as the surviving corporation. No fractional shares of Class B Common Stock will be issued in the merger and holders of shares of Class B Common Stock who are entitled to receive less than one whole share in the merger will instead receive $6.00 in cash for each share of Class B Common Stock held immediately before the merger is consummated. Approval of the merger agreement by shareholders will also constitute the approval of the proposed amendment to the Articles of Incorporation.

        2. Elect three directors to the Company's Board of Directors who will serve until the annual meeting in 2003.

        3. Transact such other business as may properly come before the Annual Meeting or any adjournment or adjournments thereof.


    Only shareholders of record at the close of business on July 3, 2000 are entitled to notice of, and to vote at, the Annual Meeting. The presence, either in person or by proxy, of the holders of at least a majority of the issued and outstanding shares of the Class B Common Stock is required to constitute a quorum for the transaction of business at the Annual Meeting, however, the presence, either in person or by proxy of the holders of a majority of the issued and outstanding shares of Class A Common Stock is also required to act with respect to approval of the Merger. The affirmative vote of the holders of a majority of the issued and outstanding shares of each of the Class A Common Stock and Class B Common Stock, voting as separate classes, is required to approve the merger agreement, the affirmative vote of a plurality of the outstanding shares of Class B Common Stock is required for the election of directors, and the affirmative vote of the holders of a majority of the issued and outstanding shares of the Class B Common Stock is required to approve all other matters to be submitted for vote.



    Although not required by the terms of our Articles of Incorporation or Florida law, your Board of Directors is permitting any holder of Class B Common Stock who does not vote in favor of the merger to dissent and to seek judicial appraisal of the fair value of his or her shares of Class B Common Stock if the merger is completed. In order to do so, however, holders of Class B Common Stock must properly perfect their dissenters' rights in accordance with the procedures under Florida law described on page 28 of the accompanying Proxy Statement.



    WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE PAID ENVELOPE. If you sign, date and return your proxy card without indicating how you want to vote, your proxy will be voted FOR the approval of the merger agreement, FOR the election of the nominees for director, and will be voted in accordance with the proxy holder's best judgment as to any other business as may properly come before the Annual Meeting. You may revoke your proxy at any time before it is voted by submitting to the Secretary of the Company a written revocation or a proxy bearing a later date, or by attending the Annual Meeting and giving oral notice of your intention to vote in person.


    THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES DESCRIBED IN THE PROXY STATEMENT AND FOR APPROVAL OF THE MERGER.

                                          By Order of the Board of Directors,

                                          /s/ ALAN B. LEVAN
                                          Alan B. Levan
                                          Chairman of the Board

July 3, 2000

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
FORWARD-LOOKING STATEMENTS..................................     1
SUMMARY TERM SHEET..........................................     2
WHO CAN HELP ANSWER YOUR QUESTIONS..........................     7
RISK FACTORS................................................     7
THE COMPANY.................................................     8
INFORMATION CONCERNING THE ANNUAL MEETING...................     8
  Date and Time.............................................     8
  Matters to Be Voted upon at the Annual Meeting............     8
  Record Date; Shares Entitled to Vote......................     8
  Quorum; Adjournment.......................................     8
  Vote Required for Approval; Certain Shares Voting in Favor
     of the Merger..........................................     9
  Voting of Proxies.........................................     9
  Revocability of Proxies...................................    10
  Solicitation of Proxies...................................    10
SPECIAL FACTORS.............................................    11
  Background of the Merger..................................    11
  Reasons for the Merger; Recommendation of the Special
     Committee and Board of Directors.......................    14
  Fairness Opinion of Keefe Bruyette & Woods................    16
  Fairness Opinion of Lehman Brothers.......................    21
  Effects of the Merger.....................................    25
  Interests of Certain Persons in the Merger; Conflicts of
     Interest...............................................    25
  Conduct of the Company's Business after the Merger........    26
  Conduct of the Company's Business If the Merger Is Not
     Completed..............................................    26
  Material Federal Income Tax Consequences of the Merger....    26
  Fees and Expenses of the Merger; Sources of Funds.........    28
  Dissenters' Rights........................................    28
PROPOSALS AT THE ANNUAL MEETING.............................    31
  PROPOSAL ONE: THE MERGER..................................    31
  The Merger................................................    31
  Effective Time of the Merger..............................    31
  Conversion of Common Stock................................    31
  Exchange Agent; Exchange and Payment Procedures...........    31
  Treatment of Options and Convertible Securities...........    32
  Amendment to Articles of Incorporation....................    33
  Conditions of the Merger..................................    33
  Termination; Amendment....................................    34
  Accounting Treatment......................................    34
  Management after the Merger...............................    34
  Charter Documents of Surviving Corporation................    34
  PROPOSAL TWO: ELECTION OF DIRECTORS.......................    35
  Nominees for Election as Director.........................    35
  Identification of Executive Officers and Significant
     Employees..............................................    37
  Directors' Fees...........................................    38
  Director and Management Indebtedness......................    38
  Committees of the Board of Directors and Meeting
     Attendance.............................................    38
  Timely Filing of 16(a) Reports............................    39

                                                              PAGE
                                                              ----
  Certain Relationships and Related Transactions............    39
  Summary Compensation Table................................    40
  Options Grants Table......................................    41
  Aggregated Option Exercises and Year-End Option Value
     Table..................................................    41
  Compensation Committee Report on Executive Compensation...    42
  Shareholder Return Performance Graph......................    45
SELECTED CONSOLIDATED FINANCIAL DATA OF BANKATLANTIC
  BANCORP, INC. AND SUBSIDIARIES............................    46
SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA
  OF BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES............    49
MARKET PRICE INFORMATION; DIVIDENDS.........................    52
  Class A Common Stock......................................    52
  Class B Common Stock......................................    52
  Dividends.................................................    53
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
  AND MANAGEMENT............................................    54
DESCRIPTION OF CAPITAL STOCK................................    56
  Common Stock..............................................    56
  Voting....................................................    56
  Dividends.................................................    56
  Liquidation Rights........................................    57
  Preemptive Rights.........................................    57
  NYSE Listing..............................................    57
  Preferred Stock...........................................    57
INDEPENDENT PUBLIC ACCOUNTANTS..............................    57
OTHER MATTERS TO BE CONSIDERED AT THE MEETING...............    58
WHERE YOU CAN FIND MORE INFORMATION.........................    58
APPENDIX A - AMENDED AND RESTATED AGREEMENT AND PLAN OF
  MERGER....................................................   A-1
APPENDIX B - OPINION OF KEEFE, BRUYETTE & WOODS, INC........   B-1
APPENDIX C - OPINION OF LEHMAN BROTHERS.....................   C-1
APPENDIX D - DISSENTERS' RIGHTS PROVISIONS OF THE FLORIDA
  BUSINESS CORPORATION ACT..................................   D-1
APPENDIX E - FORM OF PROXY CARD OF HOLDERS OF CLASS B COMMON
  STOCK.....................................................   E-1
APPENDIX F - FORM OF PROXY CARD OF HOLDERS OF CLASS A COMMON
  STOCK.....................................................   F-1

                           FORWARD-LOOKING STATEMENTS

     The Company cautions readers that certain matters discussed in this Proxy Statement and in the documents incorporated herein by reference include forward-looking statements. Although not an exhaustive list, some of the forward-looking statements can be identified by the use of words such as "anticipate," "believe," "estimate," "plan," "intend," "expect," "will," "should," "seeks" and similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to:

          i. the potential adverse impact on our operations and profitability of changes in interest rates and increased leverage,

          ii. economic conditions, both generally and particularly in areas where we or our subsidiaries, including BankAtlantic, operate or hold assets,

          iii. interest rate and credit risk associated with BankAtlantic's loan portfolio,

          iv. BankAtlantic's recent rapid growth and increased operating expenses,

          v. our ability to manage new banking and non-banking initiatives and investments,

          vi. the highly competitive nature of our businesses,

          vii. limitations on BankAtlantic's ability to pay dividends to the Company,

          viii. uncertainty relating to the realization of benefits from our restructuring initiatives and the merger which is the subject of this Proxy Statement, and

          ix. the ability of the Company to obtain financing for the merger.

     Many of these factors are beyond our control. The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included elsewhere in this Proxy Statement and the documents incorporated herein by reference. For a discussion of additional factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in this Proxy Statement and in other information contained in our publicly available SEC filings.

                               SUMMARY TERM SHEET

     This summary term sheet highlights selected information from this document and may not contain all of the information that is important to you. To better understand the merger and for a more complete description of the terms and conditions of the merger, you should carefully read this entire document and its appendices and the other documents to which we refer. The actual terms of the merger are contained in the merger agreement, which is included in this Proxy Statement as Appendix A.

1. WHEN AND WHERE IS THE ANNUAL MEETING?


     The Annual Meeting will take place on August 17, 2000, at 1:00 p.m., local time, at the Westin Hotel, 400 Corporate Drive, Fort Lauderdale, Florida 33334. See "Information Concerning the Annual Meeting -- Date and Time."


2. WHAT MATTERS WILL BE VOTED UPON AT THE ANNUAL MEETING?

     At the Annual Meeting:

     - the holders of the Company's Class A Common Stock and Class B Common Stock will each consider and vote upon a proposal to approve the merger,

     - the holders of the Company's Class B Common Stock will elect three directors to the Board of Directors of the Company, and

     - the holders of the Class B Common Stock will transact such other business as may properly come before the Annual Meeting or any adjournment or adjournments thereof. See "Information Concerning the Annual
       Meeting -- Matters to be Voted upon at the Annual Meeting."

3. WHAT IS THE PROPOSED TRANSACTION?

     We currently have two publicly traded classes of common stock.

     - Our Class A Common Stock is non-voting stock which means that a holder only has the limited statutory voting rights provided under Florida law and does not possess any additional voting rights. The Class A Common Stock is traded on the New York Stock Exchange.

     - Our Class B Common Stock is our only voting stock and is traded on the Nasdaq National Market.

     The merger will have the effect of eliminating the public ownership of our Class B Common Stock. The merger agreement provides that our wholly-owned subsidiary will merge with and into us and, as a result, BFC Financial Corporation, which owns approximately 49.8% of our Class B Common Stock, would be the sole holder of the Class B Common Stock. The Class A Common Stock will continue to trade on the NYSE. Public holders of the Class B Common Stock will receive cash for their shares. See "Proposal One: The Merger."

4. WHAT IS THE REASON FOR THE TRANSACTION?

     After review, the Board of Directors of the Company and the Special Committee determined that having two publicly traded classes of common stock resulted in the confusion of investors and analysts interested in the Company and reduced liquidity in the divided markets. The Board and the Special Committee recommended the transaction because it will simplify the Company's capital structure and focus interest in one market which should result in increased trading volume and liquidity. It will also have a positive earnings per share impact on Class A Common Stock as a result of a 5 million share decrease in our outstanding shares. See "Special Factors -- Reasons for the Merger; Recommendation of the Special Committee and Board of Directors."

5. WHAT WILL I RECEIVE IN THE MERGER?

     - Each public holder of Class B Common Stock will receive $6.00 in cash for each share of Class B Common Stock owned immediately prior to the merger in lieu of the fractional shares resulting from the merger.

     - Each holder of Class A Common Stock will receive one share of Class A Common Stock in the Company as the surviving corporation which will have the same rights and preferences and be identical in all other respects as our currently outstanding Class A Common Stock.

     The $6.00 cash price reflects a premium of 21% over the average closing market price of the Class B Common Stock for the last three trading days before we publicly announced the merger. On January 13, 2000, the last trading day prior to the first public announcement of the merger, the closing price per share of Class B Common Stock on the Nasdaq National Market was $5.125. See "Proposal One: The Merger -- Conversion of Common Stock."

6. HAS THE BOARD OF DIRECTORS RECOMMENDED THAT I VOTE FOR THE MERGER AGREEMENT?

     Your Board of Directors believes that the merger is fair to, and in the best interests of, the Company and the holders of both the Class A Common Stock and the Class B Common Stock. The Board of Directors formed a Special Committee, which consisted of four directors independent of management and BFC Financial Corporation, to evaluate the merits of the merger and recommend the price to be paid to the holders of Class B Common Stock who would be receiving cash for their shares. The Special Committee unanimously recommended the $6.00 per share price and unanimously recommended that the Board of Directors approve the terms of the merger. The Board of Directors then unanimously approved the transaction. For further information as to how the Special Committee and the Board of Directors arrived at their conclusions and the opinions that the Special Committee and the Board of Directors received from their financial advisors, see "Special Factors."

7. DID THE BOARD AND THE SPECIAL COMMITTEE RETAIN FINANCIAL ADVISORS?

     - Keefe, Bruyette & Woods. The Special Committee retained Keefe Bruyette & Woods, Inc. as its financial advisor in connection with its evaluation of the merger. Keefe Bruyette delivered to the Special Committee and the Board of Directors an opinion to the effect that the terms of the merger are fair, from a financial point of view, to the holders of Class A Common Stock and Class B Common Stock. See "Special Factors -- Fairness Opinion of Keefe Bruyette & Woods."

     - Lehman Brothers. The Board of Directors retained Lehman Brothers as its financial advisor in connection with its evaluation of the merger. Lehman Brothers delivered to the Board of Directors an opinion to the effect that from a financial point of view, the consideration to be paid by the Company in the merger is fair to the Company. See "Special
       Factors -- Fairness Opinion of Lehman Brothers."

     We have attached as Appendices B and C to this Proxy Statement the full text of the opinions of Keefe Bruyette and Lehman Brothers, respectively. Each of these opinions set forth assumptions made, matters considered and limitations on the review undertaken in connection with each opinion. YOU SHOULD READ EACH OF THESE OPINIONS.

8. WHAT EFFECTS MAY RESULT FROM THE MERGER?

     The Board expects that, immediately following the merger, the business and operations of the Company and its subsidiaries, as they are currently being conducted, will be continued by the Company as the surviving company in the merger. The holders of Class A Common Stock and BFC Financial Corporation will be the sole beneficiaries of any future earnings and growth of the Company. The Public Class B Shareholders will not benefit from any increase, and will not bear the risk of any decrease, in the value of the Company.

     As a result of the merger:

     - the Class B Common Stock will cease to be listed on the Nasdaq National Market and there will be no public market for the Class B Common Stock,

     - the Company will terminate registration of the Class B Common Stock under the Securities Exchange Act of 1934, and

     - the Class A Common Stock will continue to be listed and traded on the New York Stock Exchange and will continue to be registered under the Securities Exchange Act of 1934.

9. WHY WASN'T I GIVEN THE OPPORTUNITY TO EXCHANGE MY CLASS B SHARES FOR SHARES OF CLASS A COMMON STOCK?

     When the Board pursued this alternative, the Board of Directors was advised that such an exchange offer would violate the New York Stock Exchange's Voting Rights Policy. This Policy prohibits a company from reducing or restricting the voting rights of existing shareholders through any corporate action, including an offer to exchange voting stock for non-voting stock. See "Special
Factors -- Background of the Merger."

10. DO I HAVE DISSENTERS' RIGHTS?

     Although the Board of Directors believes that the $6.00 price is fair, the Board of Directors is permitting holders of Class B Common Stock who do not vote in favor of the merger agreement an opportunity to dissent and seek judicial appraisal of the fair value of his or her shares of Class B Common Stock if the merger is completed, but only if the holder complies with all requirements of Florida law. See "Dissenters' Rights Provisions of the Florida Business Corporation Act" attached as Appendix D. These requirements are summarized in the section "Special Factors -- Dissenters' Rights." The appraised value of a share as determined by a court may be more or less than $6.00.

11. DOES THE TRANSACTION INVOLVE ANY CONFLICTS OF INTEREST?

     In considering the recommendation of the Special Committee and the Board of Directors with respect to the merger, you should be aware that certain directors and officers of the Company have interests that may be deemed to conflict with your interests as shareholders or that are in addition to, or different from, the interests of shareholders:

     - As a result of the merger, BFC Financial Corporation ("BFC") will own 100% of the Class B Common Stock, which will constitute 100% of the voting rights of the Company.

     - Alan B. Levan, Chairman of the Board and Chief Executive Officer of the Company, is also Chairman of the Board and Chief Executive Officer of BFC and may be deemed to beneficially own 45.6% of the outstanding shares of BFC.

     - John E. Abdo, a director of the Company and Vice Chairman of the Board is also a director of BFC and Vice Chairman of its Board and may be deemed to beneficially own 15.8% of the outstanding shares of BFC.

     - As of June 1, 2000, members of the Special Committee owned:

        - 121,570 shares of Class B Common Stock for which they will receive payment in an aggregate amount of $729,420 upon completion of the merger,

        - 169,391 shares of Class A Common Stock,

        - options to acquire an aggregate of 77,989 shares of Class B Common Stock, each with an exercise price of $3.39 per share, and

        - options to acquire an aggregate of 178,320 shares of Class A Common Stock.

     - As of June 1, 2000, members of the Board of Directors other than members of the Special Committee and without regard to the shares owned by BFC Financial Corporation, owned:

        - 215,183 shares of Class B Common Stock for which they will receive payment in an aggregate amount of $1,291,098 upon completion of merger,

        - 188,405 shares of Class A Common Stock,

        - options to acquire an aggregate of 789,652 shares of Class B Common Stock, with exercise prices ranging from $3.39 to $3.48 per share, and

        - options to acquire an aggregate of 866,851 shares of Class A Common Stock.

     See "Special Factors -- Interests of Certain Persons in the Merger; Conflicts of Interest."

12. WHAT ARE THE CONDITIONS TO COMPLETING THE MERGER?

     The completion of the merger is subject to various conditions, including the following:

     - approval of the merger by our shareholders,

     - the absence of any injunction, statute, regulation or proceeding which prevents or challenges consummation of the merger,

     - the availability to the Company of sufficient funds to pay all amounts payable as a result of the merger, and

     - receipt by the Company of a satisfactory opinion of counsel with respect to the federal income tax consequences of the merger.

13. HOW IS THE COMPANY PLANNING ON FINANCING THE MERGER?

     The funds required to complete the merger and to pay related fees and expenses are to be provided from the proceeds of:

     - the Company's issuance of Subordinated Investment Notes;

     - a credit facility for up to $20 million; and

     - from working capital.

14. WHEN IS THE MERGER EXPECTED TO BE COMPLETED?


     We are working to complete all aspects of the merger as quickly as possible. If shareholders approve the merger at the Annual Meeting, we currently expect the merger to be completed on or shortly after the date of the Annual Meeting. See "Proposal One: The Merger."


15. WHO IS ENTITLED TO VOTE?


     Only shareholders of record at the close of business on July 3, 2000, which is the "Record Date," are entitled to notice of, and to vote at, the Annual Meeting. However, only holders of Class B Common Stock will be entitled to vote upon the election of directors or other matters which may come before the Annual Meeting. Holders of Class A Common Stock will not be entitled to vote upon the election of directors or on other matters which may arise at the meeting except in limited cases required by law.


16. WHAT SHAREHOLDER VOTE IS REQUIRED TO APPROVE THE MERGER AGREEMENT AND TO ELECT DIRECTORS?

     - The merger must be approved by the affirmative vote of the holders of a majority of the outstanding shares of each of the Class A Common Stock and Class B Common Stock, voting as separate classes.

     - Nominees for director who receive a plurality of the votes of Class B Common Stock cast will be elected.

     BFC Financial Corporation, which owns approximately 49.8% of the outstanding Class B Common Stock and over 26.2% of the outstanding Class A Common Stock, has advised us that it intends to vote its shares in favor of the approval of the merger and for the nominees endorsed by the Board of Directors. See "Information Concerning the Annual Meeting -- Vote Required for Approval; Certain Shares Voting in Favor of the Merger." The merger is not structured so that approval of at least a majority of unaffiliated shareholders is required.

17. WHAT DO I NEED TO DO NOW?

     First, read this Proxy Statement carefully. Then, you should complete, sign and mail your proxy card in the enclosed return envelope as soon as possible. If your shares are held by a broker as nominee, you should receive a proxy card from your broker. See "Information Concerning the Annual Meeting."

18. MAY I CHANGE MY VOTE AFTER I HAVE MAILED IN MY SIGNED PROXY CARD?

     Yes.  To change your vote you can:

     - send in a later-dated, signed proxy card or a written revocation to our solicitation agent, Georgeson Shareholder Communications, Inc. before the Annual Meeting, or

     - attend the Annual Meeting and give oral notice of your intention to vote in person.

     You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy. See "Information Concerning the Annual Meeting -- Revocability of Proxies."

19. SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

     No. If the merger is completed, you will receive written instructions on how to exchange your shares of Class B Common Stock for the merger consideration. Holders of certificates for shares of Class A Common Stock will not need to exchange their certificates as a result of the merger. See "Proposal
One: The Merger -- Exchange Agent; Exchange and Payment Procedures."

20. IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

     Your broker will vote your shares only if you provide written instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. See "Information Concerning the Annual Meeting -- Voting of Proxies."

21. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER?


     The merger will be a taxable transaction to holders of Class B Common Stock who receive cash in the transaction. The gain or loss per share of each Class B shareholder will equal the difference between $6.00 and the shareholder's basis in the share of Class B Common Stock. The merger will not be a taxable transaction to the holders of Class A Common Stock and such holders will maintain the same basis in their shares after the merger is completed. You should consult your tax advisor for a full understanding of the tax consequences of the merger. See "Special Factors -- Material Federal Income Tax Consequences of the Merger."


22. WHAT WILL HAPPEN TO THE COMPANY'S STOCK OPTIONS AND CONVERTIBLE DEBENTURES?

     Outstanding options to purchase Class A Common Stock will remain exercisable for the same number of shares of Class A Common Stock of the Company as the surviving corporation for the same exercise price and upon the same terms as in effect before the merger. Likewise, the Company's 6 3/4% Convertible Subordinated Debentures due 2006 and 5 5/8% Convertible Subordinated Debentures due 2007 will remain convertible into the same number of shares of Class A Common Stock of the Company as the surviving corporation at the same conversion price and upon the same terms as in effect before the merger. Pursuant to the merger agreement, all outstanding options to acquire Class B Common Stock will automatically be exchanged for options to acquire Class A Common Stock on a basis which preserves the intrinsic value of the option on the effective date of the merger. The options will otherwise be on substantially the same terms and conditions as the former options to purchase shares of Class B Common Stock, including vesting and term. The Board of Directors determined that it was in the Company's best interest to provide for the exchange pursuant to the merger because of the benefits associated with providing incentives to employees through continued option holdings. While the Company was not permitted under NYSE rules and regulations to provide for the conversion of shares of Class B Common Stock into Class A Common Stock in the merger, the NYSE has indicated that providing for the exchange of Class B options into Class A options in the merger would not violate the NYSE's Voting Rights Policy. See "The Merger -- Treatment of Options and Convertible Securities."

                      WHO CAN HELP ANSWER YOUR QUESTIONS?

     If you have any questions concerning the merger or the Annual Meeting, if you would like additional copies of the Proxy Statement or if you will need special assistance at the meeting, please call our solicitation agent, Georgeson Shareholder Communications, Inc. at (800) 223-2064 or our Corporate Communications office at (954) 760-5402. The summary information provided above in "question and answer" format is for your convenience only and is merely a brief description of material information contained in this Proxy Statement. YOU SHOULD CAREFULLY READ THIS PROXY STATEMENT (INCLUDING THE APPENDICES) IN ITS ENTIRETY.

                                  RISK FACTORS

     In evaluating the merger, shareholders should carefully consider the following factors, in addition to the other information contained or incorporated by reference in this Proxy Statement.

BFC FINANCIAL CORPORATION WILL POSSESS 100% OF OUR VOTING RIGHTS UPON COMPLETION OF THE MERGER

     The merger will result in BFC Financial Corporation increasing its voting power in the Company from approximately 49.8% to 100%. Even though BFC is currently in a position, through its ownership of the Class B Common Stock, to effectively control the Company and elect a majority of the board of directors, the merger will place BFC in a position of close to complete control of the Company. Holders of Class A Common Stock will continue to be permitted to vote their shares only on those limited matters where Florida law requires that all shares be entitled to vote.

THE PROPOSED TRANSACTION WILL INCREASE OUR LEVERAGE

     At March 31, 2000, we had approximately $292.1 million of indebtedness outstanding and approximately $240.6 million of stockholders' equity. We filed a Registration Statement with the Securities and Exchange Commission relating to an offering of up to $150 million of Investment Notes which are currently being offered for sale to the public. We currently anticipate that between $25 million and $50 million of Investment Notes will be outstanding at any one time. We used a portion of the proceeds of the sale of the Investment Notes to repurchase $25 million in principal amount of our outstanding 5 5/8% Convertible Subordinated Debentures due 2007 in a recently completed tender offer. While the terms of the Investment Notes will be determined from time to time, Investment Notes issued to date have a maturity date between February 28, 2002 and June 30, 2002, and bear interest at a rate ranging from 10% to 11.75% per annum. We intend to finance the merger through (i) the issuance of additional Investment Notes, (ii) from a $20 million revolving line of credit with a floating interest rate equal to the prime rate minus 50 basis points and a maturity date three years from the date of issuance and (iii) with funds available from working capital. The effect of the transaction will be to increase the Company's indebtedness and decrease the Company's stockholders equity. Increased leverage poses risks to operations including the risk that cash flow will not be sufficient to service outstanding debt and that additional financing or refinancing may be unavailable. Utilization of cash flow for the purpose of servicing debt also limits its availability for other purposes.

                                  THE COMPANY

     We are a Florida-based savings bank holding company which owns BankAtlantic, a federally-chartered, federally-insured savings bank. BankAtlantic, organized in 1952, provides traditional retail banking services and a full range of commercial banking products and related financial services through 68 branch offices located primarily in Miami-Dade, Broward, and Palm Beach Counties in South Florida and in the Tampa Bay area. BankAtlantic's activities include: (i) attracting checking and savings deposits from the public and general business customers, (ii) originating commercial real estate and business loans, residential real estate loans and consumer loans, (iii) purchasing wholesale residential loans from third parties and (iv) making other permitted investments such as investments in mortgage-backed securities, tax certificates and other investment securities. BankAtlantic is regulated and examined by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation (the "FDIC").

     Although our primary activities relate to the banking activities of BankAtlantic, our other activities include (i) providing investment banking services, capital raising and advisory services to the financial services industry through our subsidiary, Ryan Beck & Co., and (ii) engaging in real estate development and investment activities through our subsidiary, Levitt Corporation. Ryan Beck, an investment bank whose activities include underwriting, distributing and trading tax-exempt and financial institution securities, was acquired by the Company in 1998. Levitt Corporation (formerly known as BankAtlantic Development Corporation) currently owns St. Lucie West Holding Corp., a developer of a master planned residential, commercial and industrial community in St. Lucie County, Florida. Levitt Corporation has several other investments in real estate development projects in South Florida and, in December 1999, acquired Levitt and Sons, a developer of single-family home communities, condominiums and rental apartment complexes.

                   INFORMATION CONCERNING THE ANNUAL MEETING


DATE AND TIME



     This Proxy Statement is being delivered to the Company's shareholders in connection with the solicitation of proxies to be voted at the Annual Meeting to be held on August 17, 2000.


MATTERS TO BE VOTED UPON AT THE ANNUAL MEETING

     At the Annual Meeting, (i) the holders of the Company's Class A Common Stock and Class B Common Stock, voting as separate classes, will each consider and vote upon a proposal to approve the merger, (ii) the holders of the Company's Class B Common Stock will elect 3 directors to the Board of Directors of the Company, and (iii) the holders of the Company's Class B Common Stock will transact such other business as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

RECORD DATE; SHARES ENTITLED TO VOTE


     The Board of Directors has set the close of business on July 3, 2000 as the Record Date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. At the Annual Meeting, each share of Class B Common Stock outstanding on the Record Date will be entitled to one vote on all matters submitted for vote at the Annual Meeting and each share of Class A Common Stock will be entitled to one vote on the approval of the merger. As of the Record Date, there were approximately 1,189 holders of record of Class A Common Stock and 31,681,764 shares of Class A Common Stock issued and outstanding and 540 holders of record of Class B Common Stock and 9,799,596 shares of Class B Common Stock issued and outstanding.


QUORUM; ADJOURNMENT

     The presence, either in person or by proxy, of the holders of at least a majority of the issued and outstanding shares of the Class B Common Stock is required to constitute a quorum for the transaction of business at the Annual Meeting, however, the presence, either in person or by proxy of the holders of a majority of the issued and outstanding shares of Class A Common Stock is also required to act with respect to approval of the Merger. Abstentions are counted for purposes of determining whether a quorum exists for the transaction of business. Broker nonvotes, which are described in more detail below, are also counted as shares present or represented at the Annual Meeting for purposes of determining whether a quorum exists.

VOTE REQUIRED FOR APPROVAL; CERTAIN SHARES VOTING IN FAVOR OF THE MERGER

     Nominees for director who receive a plurality of the votes of Class B Common Stock cast in person or by proxy at the Annual Meeting will be elected directors of the Company; accordingly, abstentions and broker non-votes will not affect the outcome of the election.

     The holders of Class A Common Stock and Class B Common Stock are entitled to vote on the merger agreement as separate voting groups. Approval of the merger agreement requires the affirmative vote of the holders of (i) a majority of all shares of Class A Common Stock outstanding and entitled to be voted on the merger agreement and (ii) a majority of all shares of Class B Common Stock outstanding and entitled to be voted on the merger agreement. For the purposes of this vote, a failure to vote, a vote to abstain and a broker non-vote will each have the same legal effect as a vote cast AGAINST approval of the merger agreement.


     As of the Record Date, BFC Financial Corporation owned an aggregate of approximately 4,876,124 shares of Class B Common Stock, representing approximately 49.8% of the issued and outstanding shares of the class, and approximately 8,296,890 shares of Class A Common Stock, representing approximately 26.2% of the issued and outstanding shares of the class. BFC has indicated that it intends to vote all of its shares in favor of the merger and for the election of the nominees endorsed by the Board. In addition, as of the Record Date, directors and executive officers of the Company beneficially owned (excluding currently exercisable options and shares held by BFC), an aggregate of approximately 462,920 shares of Class A Common Stock and 383,244 shares of Class B Common Stock, representing approximately 1.5% and 3.9% of the issued and outstanding shares of each class, respectively. The Company believes that all of the directors and executive officers of the Company currently intend to vote all of their shares in favor of the merger and for the election of the nominees endorsed by the Board.


VOTING OF PROXIES

     Shares represented by a properly executed proxy that is received on or before the date of the Annual Meeting, and not subsequently revoked, will be voted at the Annual Meeting or any adjournment or postponement in the manner directed on the proxy card. All shares represented by a properly executed proxy on which no choice is specified will be voted by the persons named on the proxy, to the extent applicable (i) FOR approval of the Merger Agreement, (ii) FOR the election to the Board of Directors of those nominees endorsed by the Board of Directors, and (iii) in accordance with the proxy holder's best judgment as to any other business as may properly come before the Annual Meeting. Shares represented by proxies voting for the approval of the merger agreement will be voted for any proposal to adjourn the Annual Meeting for the purpose of soliciting additional proxies for a shareholder vote on the proposal. Shares represented by proxies voting against the approval of the merger agreement will be voted against a proposal to adjourn the Annual Meeting for the purpose of soliciting additional proxies.

     Brokers who hold shares in "street name" for customers are precluded from exercising voting discretion with respect to the approval of non-routine matters such as the proposal to approve the merger agreement (so called "broker non-votes"). Accordingly, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares with respect to the approval of the merger agreement. Since the affirmative vote of the holders of a majority of the shares of each of the Class A Common Stock and Class B Common Stock outstanding and entitled to vote is required for approval of the merger agreement, a "broker non-vote" will have the same effect as a vote against the merger agreement. Under the rules of the New York Stock Exchange, absent instructions from the beneficial owners, brokers who hold shares in street name for beneficial owners do have the authority to vote for the election of directors.

     Other than the election of directors and the merger, the Company's management is not aware of any matters which may come before the Annual Meeting. If any other matters are properly presented to the Annual Meeting for action, it is intended that the persons named in the enclosed form of proxy and acting thereunder vote in accordance with their best judgment on such matters.

REVOCABILITY OF PROXIES

     Any shareholder of record who has given a proxy may revoke it by attending the Annual Meeting and giving oral notice of his or her intention to vote in person. In addition, any proxy may be revoked at any time prior to the Annual Meeting by delivering to the Secretary of the Company a written statement revoking it or by delivering a duly executed proxy bearing a later date. Attendance at the Annual Meeting by a shareholder who has executed and delivered a proxy to the Company will not in and of itself constitute a revocation of that proxy. A Class B Shareholder who votes in favor of the merger agreement will not have the right to dissent from and seek an appraisal of his or her shares of Class B Common Stock.

SOLICITATION OF PROXIES

     The Company will bear the cost of its solicitation of proxies. Proxies will be solicited initially by mail. Further solicitation may be made by directors, officers and employees of the Company and its subsidiaries personally, by telephone or otherwise, but such persons will not be specifically compensated for such services, although they may be reimbursed for out-of-pocket expenses incurred in connection therewith. Upon request, the Company will reimburse brokers, dealers, banks or similar entities acting as nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the Annual Meeting to the beneficial owners of shares of Class A Common Stock and Class B Common Stock.

     The Company has retained Georgeson Shareholder Communications, Inc. to assist it in soliciting proxies from shareholders. Georgeson Shareholder Communications, Inc. will receive a fee of approximately $10,000 as compensation for its services and reimbursement of its out-of-pocket expenses.

     YOUR VOTE IS IMPORTANT. PLEASE RETURN YOUR MARKED PROXY CARD PROMPTLY SO YOUR SHARES CAN BE REPRESENTED, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON.

     HOLDERS OF CLASS B COMMON STOCK SHOULD NOT SEND ANY CERTIFICATES REPRESENTING COMMON STOCK WITH THEIR PROXY CARD. IF THE MERGER IS CONSUMMATED, HOLDERS OF CLASS B COMMON STOCK WILL RECEIVE WRITTEN INSTRUCTIONS ON HOW TO EXCHANGE THEIR SHARES FOR THE MERGER CONSIDERATION.

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER

     The Company initially issued shares of Class A Common Stock in March, 1996 through an underwritten public offering of approximately 1.3 million shares. Additional shares were subsequently issued through a series of stock dividends of Class A Common Stock to the holders of both Class A Common Stock and Class B Common Stock. In November 1997, the Company issued an additional three million shares of Class A Common Stock in an underwritten public offering. The Class A Common Stock, which was initially listed on the Nasdaq National Market, commenced trading on the NYSE on August 20, 1997.


     Accordingly, at July 3, 2000, the Company had two classes of publicly traded common stock, the Class A Common Stock with 31,681,764 outstanding shares traded on the NYSE and the Class B Common Stock with 9,799,596 outstanding shares traded on Nasdaq.


     The principal reason for the creation of the second class of common stock was to enable the Company to issue equity securities for raising capital, making acquisitions and compensating employees without significantly diluting the voting power of the holders of Class B Common Stock. At the time of the creation of the Class A Common Stock, the Company identified BFC Financial Corporation as the Company's controlling shareholder and the Board of Directors determined that it was in the best interest of the Company to eliminate customer concerns about control of the institution and its stability and that continuity of management and operations would assist the Company toward achieving the Company's long term goals.

     During the last quarter of 1999, the trading price of both the Class A Common Stock and Class B Common Stock fell significantly. In reaction, the Board of Directors of the Company began consideration of a buyback of shares of the Company's outstanding common stock. In connection with its review of market considerations and the potential benefits to the Company and its shareholders of share repurchases, management had conversations with a number of investment banking firms and analysts. In those conversations, issues were identified relating to the relatively low volume of trading in both classes of common stock, confusion in the market relating to the two classes and the dilution of market interest between the two trading markets. As a consequence of the issues raised, the Company approached Lehman Brothers for assistance.

     Upon review by the Board of Directors, it was determined that the holders of both classes of common stock were adversely impacted by having two publicly traded common equity securities resulting from both the confusion of investors and analysts interested in the Company and reduced liquidity in the markets, particularly for the Class B Common Stock.

     At a December 22, 1999 Board of Directors meeting, the Board discussed a possible repurchase of shares of common stock. The possibility of a tender offer for the Class B Common Stock was discussed with the potential benefits of simplifying the capital structure and enhancing earnings per share identified as appropriate goals.

     Because the repurchase of Class B Common Stock would increase the percentage of voting rights held by BFC, the Board discussed and determined the appropriateness of establishing a Special Committee comprised of independent outside directors. Mr. DiGiulian agreed to Chair the Special Committee. The Board also passed a resolution authorizing Mr. Levan to pursue the negotiation of the engagement of Lehman Brothers.

     Following the December 22, 1999 Board meeting, Mr. DiGiulian took steps to form the Special Committee and began the process of retaining independent legal and financial advisors for the Special Committee. Mr. DiGiulian invited the law firm of Battle, Fowler LLP and the investment banking firm of Keefe Bruyette & Woods ("Keefe Bruyette") to the December 29, 1999 meeting.

     On December 29, 1999, the Board of Directors met again for the purpose of exploring a possible transaction. Also present at the meeting were representatives of Lehman Brothers, Keefe Bruyette and Battle Fowler LLP, as well as counsel to the Company.

     The Board discussed the impact on the trading price of the common stock of the two class capital structure, the two public trading markets and the bifurcation of investor interest. After discussion, the Board preliminarily concluded that a transaction should be pursued which would address these issues. The Board considered various alternative transactions that could adequately address these issues. The Board considered a merger transaction which would have been structured so that Public Class B Shareholders would have the choice of receiving cash or shares of Class A Common Stock in exchange for their Class B Common Stock. The Board was advised by counsel that the Company had proposed this structure to the NYSE and had been advised that such an exchange offer would violate the NYSE's Voting Rights Policy. The Board was also advised by counsel that such an exchange offer would also violate Nasdaq's Voting Rights Policy. Violating this policy could result in the disqualification and delisting of the Class A Common Stock on the NYSE. The possibility of a tender offer for the outstanding Class B Common Stock was also considered by the Board. The Board determined that a tender offer would not have addressed the issue of two public trading markets because a tender offer is voluntary and would not have resulted in the repurchase of all publicly held shares of Class B Common Stock. The Board decided that if the tender offer was only to be the first step in a transaction to eliminate one of the public markets, it would be more efficient to address the issue in a single transaction through a cash-out merger. Accordingly, it was decided to pursue consideration of a cash-out merger of the Company's publicly held Class B Common Stock at a price which was fair to holders of both the Class A Common Stock and Class B Common Stock.

     The potential benefits of the proposed transaction were identified as:

     -  simplification of the capital structure;

     -  moving to one public trading market;

     - strengthening of the volume for and interest in the Class A Common Stock; and

     - the positive EPS impact resulting from a decrease in approximately 5 million outstanding shares.

     The Board then passed a resolution formally establishing a Special Committee comprised of Bruno DiGiulian as Chair, Mary E. Ginestra, Steve M. Coldren and Charlie C. Winningham, II. The Special Committee was charged with evaluating the Company's proposed transaction, including the fairness of the structure and the material terms and conditions of the transaction and the consideration to be paid to the Public Class B Shareholders, and making a recommendation to the Board of Directors as to whether to proceed with the Company's proposed transaction and as to the price at which the Company should reacquire the shares held by the Public Class B Shareholders. Lehman Brothers then made a presentation to the Board regarding its proposed role in the transaction and its background and credentials to advise the Board. Following that presentation, the Board formally engaged Lehman Brothers as its investment advisor.

     Immediately following the Board meeting, the Special Committee held its initial meeting, at which time the Special Committee, after due consideration of their backgrounds and credentials, made a determination to retain Keefe Bruyette as the financial advisor to the Special Committee, and Battle Fowler LLP as legal counsel to the Special Committee. The Special Committee members noted that neither of these firms had previously provided services to the Company. The Special Committee also discussed with legal counsel the nature of the fairness opinion that Keefe Bruyette would be asked to render and the role and legal duties of the Special Committee in evaluating and, if appropriate, recommending a transaction to the Board.

     On January 7, 2000, the Special Committee and the full Board met jointly for the purpose of hearing a presentation by Keefe Bruyette. Keefe Bruyette identified the methodologies used to develop a preliminary range of values of between $5.80 and $6.20 per share for the Class B Common Stock held by Public Class B Shareholders and concluded that it would be possible to select a price to be paid for the outstanding publicly held Class B Common Stock. After joint questions of the Board and Special Committee were entertained, the Board meeting was adjourned and the members of the Special Committee continued to meet with Keefe Bruyette.

     On January 10, 2000, a joint meeting of the Special Committee and the full Board was held for the purpose of hearing a presentation by the Company's financial advisor, Lehman Brothers. Lehman Brothers first described for the Board the methodologies to be used by Lehman Brothers in considering the fairness to the Company of the consideration to be paid to the Public Class B Shareholders. These included a peer group analysis, an analysis of recent going private transactions where a control group already existed, a discounted cash flow analysis based on an excess equity methodology and an analysis of the pro forma impact of the transaction on the Company's earnings per share, book value, return on equity and capitalization. The valuations resulting from each analysis were identified and the preliminary price range identified in the Keefe Bruyette presentation of between $5.80 and $6.20 was identified as being within the range of each of the methodologies considered by Lehman Brothers.

     Lehman Brothers then identified a number of expected advantages of the Company's proposed transaction which would justify the use of corporate resources, including:

     - the Public Class B Shareholders would receive a premium over the then current market price but, even at that price, the transaction would still be accretive to earnings per share;

     - the market would be more receptive to a simplified capital structure; and

     - moving to one trading market should concentrate all trading volume and interest in the remaining publicly traded class of stock.

     The negative impact on the Company's tangible capital ratio was specifically discussed but it was noted that while the transaction would reduce this ratio, the result was not expected to be perceived as unduly adverse and based on available information would be addressed by the Company's expected future results of operations and the contemplated tender offer for certain of the Company's outstanding Convertible Debt.

     The possibility of granting limited voting rights to the holders of Class A Common Stock was discussed but given the complexity of the possible structure and regulatory timing issues, it was decided not to condition any transaction on resolving this issue.

     The Board meeting was then adjourned so that the Special Committee could meet separately with its legal and financial advisors.

     On January 12, 2000, the Special Committee met to receive the recommendation and fairness opinion of Keefe Bruyette. Representatives of Keefe Bruyette reviewed again for the members of the Special Committee the analyses they had performed with respect to the Company's proposed transaction and advised the Special Committee that they had concluded that a price of $6.00 per share of Class B Common Stock would be fair from a financial point of view to both the holders of Class A Common Stock and Class B Common Stock. The members of the Special Committee discussed with Keefe Bruyette its report in detail and, after further discussion, unanimously voted to recommend to the Board of Directors that the Company proceed with the Company's proposed transaction at the price specified by Keefe Bruyette. Immediately following this meeting, the members of the Special Committee met with the entire Board and Mr. DiGiulian reported to the Board the recommendation of the Special Committee. At the request of Mr. DiGiulian, Keefe Bruyette summarized its report and recommendation for the entire Board. After further discussion and questions, the Board agreed to meet on the following day to act on a proposal to approve the Company's proposed transaction.

     At a joint meeting of the Board of Directors and Special Committee held on January 13, 2000, Keefe Bruyette reiterated its opinion that the $6.00 price to be received by the Public Class B Shareholders is fair from a financial point of view to the holders of both the Class A Common Stock and Class B Common Stock and again reviewed the expected benefits to the Company from completing the Company's proposed transaction.

     Lehman Brothers then made a presentation to the Board reaffirming the information previously provided the Board and reviewed the qualitative potential benefits to the Company of the Company's proposed transaction. After concluding their presentation, Lehman Brothers rendered its oral opinion that the consideration to be paid in connection with the transaction is fair to the Company from a financial point of view.

     Counsel to the Company summarized the terms of the merger agreement and, although not required by Florida law or the Company's Articles of Incorporation, based on the Board's determination to grant such rights to the Public Class B Shareholders, reviewed the dissenters' rights to be granted Public Class B Shareholders in the transaction. Counsel also discussed the treatment of outstanding options.

     Thereafter, the Board of Directors determined that the Company's proposed transaction was consistent with the long-term business strategy of the Company and was in the best interests of the holders of the Class A Common Stock and the holders of the Class B Common Stock, approved the transaction and merger agreement, recommended that the Company's shareholders approve the merger and directed that the merger be submitted for the approval of the holders of Class A Common Stock and Class B Common Stock, each voting as a separate class.

     The merger agreement was executed on January 13, 2000 and promptly thereafter the Company issued a press release announcing the proposed merger.

     On March 29, the merger agreement was amended to provide that holders of outstanding options to acquire Class B Common Stock will, pursuant to the terms of the merger, receive options to acquire Class A Common Stock based on the intrinsic value of the Class B options on the date of the merger.

REASONS FOR THE MERGER; RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS

     The Special Committee unanimously concluded that the terms of the merger, including the $6.00 per share price to be paid to the Public Class B Shareholders, are fair to and in the best interest of the holders of the Class A Common Stock and the holders of the Class B Common Stock and recommended that the Board of Directors approve the terms of the merger. The Board of Directors, following the recommendation of the Special Committee and its evaluation of the terms of the merger, unanimously concluded that the terms of the merger are fair to and in the best interests of the Company and its shareholders, approved and adopted the merger agreement and unanimously recommended its approval by shareholders.

     The following factors were considered by the Special Committee in reaching its determinations described above and by the Board of Directors in reaching its decision to approve and adopt the merger agreement and recommend that shareholders approve the merger agreement. The following discussion of factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive but summarizes all material factors considered. Throughout their deliberations, the Special Committee and the Board of Directors received the advice of their respective financial and legal advisors.

     - The current and historical market prices and trading volume of the Class A Common Stock and Class B Common Stock.

     - The merger would simplify the Company's capital structure by moving from two publicly traded classes of common stock to one publicly traded class. The Class A Common Stock, as the only publicly traded class, would then potentially benefit from a more focused market which should result in increased trading volume and liquidity. The Special Committee and the Board concluded that having two publicly-traded classes of common stock confuses investors, creates additional complexity for investors interested in the Company and reduces liquidity in both classes of common stock due to bifurcated market interest. In addition, it was believed that analyst and research coverage of the Company is light due in large part to the Company's complex capital structure.

     - The fact that the $6.00 per share price to be paid to Public Class B Shareholders represented a premium of 21% over the average closing market price of the Class B Common Stock for the three trading days before the public announcement of the merger.

     - The merger will have a positive earnings per share impact resulting from a decrease in approximately 5 million outstanding shares.

     - The book value of the Company's Common Stock.

     - The availability of dissenters' rights to Public Class B Shareholders.

     - The opinions of Keefe Bruyette and Lehman Brothers regarding the fairness of the merger. The Special Committee and the Board reviewed the independent financial analyses performed by Keefe

       Bruyette and the conclusions reached based on these analyses and found them to be reasonable. The Board also reviewed the independent financial analyses performed by Lehman Brothers and found its conclusions to be consistent with those of Keefe Bruyette.

     The Special Committee and the Board evaluated the advantages and opportunities of the merger in light of certain risks or other considerations associated with the merger, including the following:

     - As a result of cashing out the shares held by Public Class B Shareholders, BFC would control 100% of the Company's voting securities. However, the Special Committee believed that BFC's then current holdings of approximately 47.5% of the outstanding shares of Class B Common Stock provided it with effective control over the Company and, as such, the merger would not result in a change in control of the Company.


     - The Special Committee and the Board also considered that Alan B. Levan, Chairman of the Board and Chief Executive Officer of the Company, is also Chairman of the Board and Chief Executive Officer of BFC and beneficially owns 45.1% of the outstanding shares of BFC, and that John E. Abdo, a director of the Company and Vice Chairman of the Board, is also a director of BFC and Vice Chairman of its board and beneficially owns 15.8% of the outstanding shares of BFC.


     - Consummation of the merger would eliminate the opportunity of the Public Class B Shareholders to participate in any potential future increase in value of the Company or the payment of any dividends. It was also considered that the stock price like the trading prices of most financial institution stock was trading at historically low levels. However, the Special Committee and the Board considered that the $6.00 per share price to be paid to Public Class B Shareholders represented a significant premium over the then current market price and that the premium should compensate the Public Class B Shareholders for any potential lost opportunity as well as for the relatively low market price of the Class B Common Stock. In addition, the Special Committee and the Board considered that the continued listing of the Class A Common Stock on the NYSE would provide an opportunity for any investor wishing to do so to participate as an equity holder in the Company after the merger.

     - The negative impacts of the merger on the Company's tangible capital ratio and the increased leverage of the Company from the issuance of the Investment Notes and other borrowings was considered. The tangible capital ratio, which was 4.44% at December 31, 1999, would decline to 3.61% on a pro forma basis on that date after giving effect to the merger and completion of the Debenture tender offer. The Special Committee and the Board determined that the reduction in the tangible capital ratio was not likely to be perceived as unduly adverse and that these risks were expected to be addressed by the Company's anticipated future results of operations.

     In reaching its determinations, the Board of Directors also considered the recommendation of the Special Committee, which, in the view of the Board of Directors, supported its conclusion.

     In considering the fairness of the merger, the Special Committee and the Board of Directors did not consider the Company's liquidation value because they believed that it was not a material indicator of the Company's value as a going concern.

     In addition, Alan B. Levan, John E. Abdo and BBC Sub (through its sole director) reasonably believe that the terms of the merger, including the $6.00 per share price to be paid to the Public Class B Shareholders, are fair to the Public Class B Shareholders and the holders of Class A Common Stock. Their belief was based upon their participation in all the meetings of the Company's Board of Directors at which the merger was considered and their consideration of all of the factors discussed above. Further, while BFC was not involved in either the structure of the transaction or in determining the $6.00 price per share, BFC also reasonably believes that the terms of the merger, including the $6.00 per share price to be paid to the Public Class B Shareholders, are fair to the Public Class B Shareholders and the holders of Class A Common Stock. BFC's belief was based upon its concurrence with the factors discussed above which were presented and explained to BFC's Board of Directors by Messrs. Levan and Abdo and its review of the reports prepared by Keefe Bruyette and Lehman Brothers. The reports prepared by Keefe Bruyette and Lehman Brothers were not prepared for or presented to BFC and BFC did not seek the advice of a financial advisor.

     The members of the Special Committee and the Board of Directors (including Alan B. Levan and John E. Abdo), BBC Sub and BFC evaluated the various factors considered in light of their knowledge of the business, financial condition and prospects of the Company, and, as indicated, sought and considered the advice of independent financial and legal advisors. Because of the number and variety of factors that these parties considered in connection with their evaluation of the merger, neither the Board of Directors nor the Special Committee nor Messrs. Levan and Abdo and BBC Sub and BFC found it practicable to quantify or otherwise assign relative weights to any of the foregoing factors, and, accordingly, none of them did so.

     The affirmative vote of the holders of a majority of unaffiliated shareholders will not be required to approve the merger agreement but the affirmative vote of the holders of at least a majority of all of the outstanding shares of Class A Common Stock and Class B Common Stock, voting as separate classes will be required. BFC Financial Corporation owns approximately 49.8% of the outstanding Class B Common Stock and approximately 26.2% of the outstanding Class A Common Stock and has indicated that it will vote all of its shares in favor of the merger agreement.

FAIRNESS OPINION OF KEEFE BRUYETTE & WOODS

     On December 30, 1999, a Special Committee of the Board of Directors engaged Keefe Bruyette to serve as financial advisor to the Special Committee and to render an opinion to the Special Committee and the Board of Directors as to the fairness, from a financial point of view, to the Company's Class A and Class B Shareholders, of the consideration of $6.00 per share (the "Consideration") to be paid by the Company in the acquisition of the Public Class B Shares.

     Keefe Bruyette is a nationally recognized securities and investment banking firm engaged in, among other things, the evaluation of banking and financial service businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Keefe Bruyette was selected by the Special Committee based upon this expertise, the reputation of Keefe Bruyette in investment banking and mergers and acquisitions, Keefe Bruyette's expertise in providing financial advisory services to banking institutions and the banking industry generally, and Keefe Bruyette's ability to provide an independent arms length opinion.

     On April 6, 2000, Keefe Bruyette delivered its opinion that the consideration of $6.00 per share to be paid by the Company in the proposed transaction is fair, from a financial point of view, to the Company's Class A and Class B shareholders. The full text of Keefe Bruyette's written opinion is attached as Appendix B to this document and is incorporated herein by reference. Shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Keefe Bruyette in connection therewith. Keefe Bruyette reconfirmed its opinion concurrently with the mailing of this proxy statement.

     KEEFE BRUYETTE'S OPINION IS DIRECTED TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS OF THE TRANSACTION TO CLASS A AND CLASS B SHAREHOLDERS. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH THE TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF THE COMPANY AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE ANNUAL MEETING WITH RESPECT TO THE TRANSACTION OR ANY OTHER MATTER RELATED THERETO.

     In connection with rendering its opinion, Keefe Bruyette reviewed, among other things:

     - the Agreement and Plan of Merger dated January 13, 2000 and amended and restated March 29, 2000;

     - the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 1999 of the Company;

     - certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and certain other communication from the Company to its shareholders;

     - other financial information concerning the businesses and operations of the Company furnished to Keefe Bruyette by the Company for the purposes of its analysis;

     - the publicly reported historical price and trading activity for the Company's Class A common stock and Class B common stock since January 1, 1996;

     - a comparison of certain financial and stock market information for the Company with similar publicly available information for certain other companies, the securities of which are publicly traded;

     - with the senior management of the Company, the past and current business operations, results of these operations, regulatory relations, financial condition, and future prospects and such other matters Keefe Bruyette deemed relevant to its inquiry;

     - the financial terms of recent "going private" transactions and other selected transactions that Keefe Bruyette deemed relevant, to the extent publicly available;

     - the current market environment generally and the banking environment in particular; and such other information, financial studies, analyses and investigations and financial, economic and market criteria as Keefe Bruyette considered relevant; and

     - the pro forma impact of the Company's proposed transaction and other studies and analyses Keefe Bruyette considered appropriate.

     In preparing its opinion, Keefe Bruyette assumed and relied on the accuracy and completeness of all financial and other information supplied or otherwise made available to it by the Company, including that contemplated in the items above, and Keefe Bruyette has not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Keefe Bruyette or any of their subsidiaries, nor has it been furnished any such evaluation or appraisal. Keefe Bruyette has not been provided with, and did not have any access to, financial projections of the Company prepared by management of the Company for any period after fiscal year 1999. Accordingly, with respect to the future financial performance of the Company, the Company has directed Keefe Bruyette to rely on publicly available estimates of research analysts in performing its analysis and, based upon advice of the Company, Keefe Bruyette assumed such estimates are a reasonable basis upon which to evaluate and analyze the future financial performance of the Company and that the Company will perform substantially in accordance with such estimates.

     Keefe Bruyette is not an expert in the evaluation of allowances for loan losses, and has not made an independent evaluation of the adequacy of the allowance for loan losses of the Company, nor has Keefe Bruyette reviewed any individual credit files and has assumed that the respective aggregate allowances for loan losses for the Company are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, it has not conducted any physical inspection of the properties or facilities of the Company. Keefe Bruyette's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Keefe Bruyette's opinion was rendered without regard to the necessity for, or level of, any restrictions, obligations, undertakings or divestitures which may be imposed or required in the course of obtaining regulatory approval for the Company's proposed transaction.

     In connection with rendering its opinion, Keefe Bruyette performed a variety of financial analyses, consisting of those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by Keefe Bruyette in this regard, although it describes all material analyses performed by Keefe Bruyette. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized below, Keefe Bruyette believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying Keefe Bruyette's opinion.

     In performing its analyses, Keefe Bruyette made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and Keefe Bruyette. The analyses performed by Keefe Bruyette are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Keefe Bruyette's analysis of the fairness to the Class A and Class B shareholders of the consideration in the Company's proposed transaction and were provided to the Board in connection with the delivery of Keefe Bruyette's opinion. Keefe Bruyette gave the various analyses described below approximately similar weight and did not draw any specific conclusions from or with regard to any one method of analysis. With respect to the comparison of peer group analysis and the analysis of premiums paid in similar transactions as summarized below, no company utilized as a comparison is identical to the Company. Accordingly, an analysis of comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or announced merger transaction values, as the case may be, of the companies concerned. The analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Keefe Bruyette's opinion is just one of many factors taken into consideration by the Special Committee and the Board.

     The following is a summary of the material analyses presented by Keefe Bruyette to the Company's Board on January 12, 2000 (the "Keefe Bruyette Report") in connection with its opinion.

     Summary of Proposal. Keefe Bruyette calculated transaction multiples which were based on a price of $6.00 per Company Class B share.

     As of September 30, 1999, the Company's stated book value was $5.67, and its stated tangible book value was $4.36. 1999 earnings per share estimates (based on the median of Keefe Bruyette analyst estimates) were $0.60 and $0.56, for Class A and Class B shares, respectively. 2000 earnings per share estimates (based on the median of First Call analyst estimates) were $0.63 and $0.58, for Class A and Class B shares, respectively. Based on this data, the following multiples were calculated for Class B Shares:

                                                    1 DAY PRIOR TO
                                                      COMMITTEE      AT COMMITTEE    PROPOSED
                                                     DELIBERATION    DELIBERATION   TRANSACTION
                                                    --------------   ------------   -----------
Price.............................................     $  5.00         $  4.81        $  6.00
Price/estimated 1999 EPS..........................         8.9x            8.6x          10.7x
Price/estimated 2000 EPS..........................         8.6x            8.3x          10.3x
Price/book value..................................        88.1%           84.8%         105.8%
Price/tangible book value.........................       114.7%          110.3%         137.6%

     Selected Peer Group Analysis. Keefe Bruyette compared the financial performance and market performance of the Company, based on various financial measures of earnings performance, operating efficiency, capital adequacy and asset quality and various measures of market performance, including market/book values, price to earnings and dividend yields to those of a group of comparable publicly traded savings banks and thrifts. For purposes of such analysis, the financial information used by Keefe Bruyette was as of and for the quarter ended September 30, 1999, and stock price information was as of January 10, 2000. The companies in the Company's peer group were selected as deemed relevant by Keefe Bruyette. The Company peer group was comprised of: Golden State Bancorp, Inc., Golden West Financial Corporation, Bank United Corporation, Greenpoint Financial Corporation, Commercial Federal Corporation, TCF Financial Corporation, Webster Financial Corporation, Downey Financial Corporation, Bay View Capital, MAF Bancorp, Inc., BankUnited Financial Corporation, Coastal Bancorp, Inc., InterWest Bancorp, Inc., First

Washington Bancorp, Inc., and Superior Financial Corp. The results of these comparisons are set forth in the following table.

                                                              CLASS B SHARES    PEER      PEER
                                                               1 DAY PRIOR      GROUP    GROUP
                                                                COMMITTEE      AVERAGE   MEDIAN
                                                              --------------   -------   ------
Return on Average Assets....................................       0.87%         0.92%    0.85%
Return on Average Equity....................................       14.2          13.7     13.0
Net Interest Margin.........................................        3.1           3.1      2.9
Efficiency Ratio............................................       63.0          55.7     57.9
Tangible Equity/Tangible Assets.............................        4.7           5.3      5.6
Loan Loss Reserves/Loans....................................        1.7           0.9      0.9
Net Charge Offs/Average Loans...............................        0.9           0.1      0.1
Non-performing Assets/Loans + Other Real Estate.............        1.4           0.9      0.7
Stock Price/Book Value......................................       88.1         122.9    105.0
Stock Price/Tangible Book Value.............................      114.7         175.2    156.1
Stock Price/1999 Earnings per Share.........................        8.9x          9.2x     9.5x
Stock Price/2000 Earnings per Share.........................        8.6x          8.2x     8.5x
Dividend Yield..............................................        1.8%          2.0%     2.0%

     For purposes of the above calculations, the Company's Class B 1999 and 2000 EPS estimates were from Keefe Bruyette and, all other earnings estimates are from I/B/E/S, a nationally recognized earnings estimate consolidator.

     Because of the inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the peer group, Keefe Bruyette believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the peer group analysis, and accordingly, also made qualitative judgements concerning differences between the characteristics of the peer group and the Company that would affect the trading values of the Company and such companies.

     Premiums Paid Analysis. Keefe Bruyette reviewed the implied premium paid or proposed to be paid in acquisitions relative to recent public market pre-announcement date trading prices for two groups of announced transactions since January 1, 1997:

     - Keefe Bruyette analyzed selected recent "going private" transactions which Keefe Bruyette deemed relevant to the Company's proposed transaction. The proposed transactions analyzed included, as identified by acquiror/target: Concord Fabrics/Concord Fabrics; An Investor Group/Kentek Information Systems; An Investor Group/Rock Bottom Restaurants; An Investor Group/ENstar Inc.; An Investor Group/Equitrac Corp.; PHII Inc./THT Inc.; An Investor Group/Lion Brewery Inc.; An Investor Group/Cinergies Pictures Entertainment; Restaurant Co./Perkins Family Restaurants; An Investor Group/Seaman Furniture Co.; and Anthem Inc. /Acordia Inc. Based on these transactions, Keefe Bruyette calculated the median and average premiums to market price based on a measurement period 1 day prior to announcement to be 25.3% and 27.6%, respectively. The median and average premium to market price based on a measurement period 4 weeks prior to announcement date were 30.6% and 31.6%, respectively.

                                                                            SELECTED "GOING
                                                                                PRIVATE"
                                                                              TRANSACTIONS
                                                               PROPOSED     ----------------
PRICING PERIOD                                                TRANSACTION   MEDIAN   AVERAGE
--------------                                                -----------   ------   -------
At Committee Deliberation...................................     20.0%       25.3%    27.6%
1 Day Prior to Committee Deliberation.......................     24.7        25.3     27.6
4 weeks average prior to Announcement Date..................     23.5        30.6     31.6

     - Keefe Bruyette analyzed selected recent "dutch tender auction" transactions which Keefe Bruyette deemed relevant to the Company's proposed transaction. The proposed transactions analyzed included:

       First Merchant Corp.; Bancfirst Corp.; EFC Bancorp, Inc.; First Banks Inc.; Peekskill Financial Corporation; WesterFed Financial Corp.; Klamath First Bancorp, Inc., First Commonwealth; First Southern Bankshares; S&T Bancorp; TF Financial Corp.; Cortland First Financial; and Damen Financial Corp. Based on these transactions, the median and average effective premium to market price was 11.8% and 13.9%, respectively.

                                                                            SELECTED "DUTCH
                                                                                AUCTION
                                                                                TENDER"
                                                                              TRANSACTIONS
                                                               PROPOSED     ----------------
                                                              TRANSACTION   MEDIAN   AVERAGE
                                                              -----------   ------   -------
At Committee Deliberation...................................     20.0%       11.8%    13.9%
1 Day Prior to Committee Deliberation.......................     24.7        11.8     13.9

     - Keefe Bruyette also considered that, unlike in a pure "going private" transaction, Class B shareholders have the ability to retain an economic interest in the Company through the purchase of Class A shares.

     No company or transaction used as a comparison in the above analysis is identical to the Company or the Company's proposed transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgements concerning differences in, the nature of the transactions considered, the financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company is being compared.

     Pro Forma Proposed Transaction Analysis. Keefe Bruyette analyzed the impact of the proposed transaction on the Company's Class A shareholders:

                              CLASS A SHAREHOLDERS

Earnings Per Share......   2.1%  increase from an estimated $0.63 to a pro forma value of $0.65.
Return on Equity........  10.8%  increase from an estimated 14.8% to a pro forma value of 16.4%.
Tangible Book Value.....   9.7%  decrease from an estimated $4.35 to a pro forma value of $3.93.

     This analysis was based on Keefe Bruyette's estimate of the Company's 2000 earnings per share and on the assumption that the Company maintains a consistent dividend policy. These projections were discussed with the management of the Company. The actual results achieved by following the Company's proposed transaction may vary from the projected results, and the variations may be material.

     Discounted Cash Flow Analysis. Keefe Bruyette estimated the present value of the incremental future cash flows that would accrue to a holder of a share of the Company's Class A Common Stock assuming the stockholder held the share over a five-year period and then sold it at the end of the holding period. This analysis was based on several assumptions, including the earnings per share for the Company, the growth rate in earnings per share, dividend payout ratios, and terminal value, all of which were based on values which Keefe Bruyette believed to be reasonable for such an analysis. Keefe Bruyette presented a table showing the analysis with a terminal multiple of 7.5x earnings per share (equivalent to the weighted average price to earnings multiple of the Class A and Class B shares) and a range of discount rates from 10.0% to 13.0%, resulting in a range of present values for the incremental cash flows of $0.21 to $0.24. These values were determined by adding (i) the present value of the incremental estimated future dividend stream that the Company could generate over the period, and (ii) the present value of the incremental "terminal value" of the Company's Common Stock.

                                                                      DISCOUNT RATE
                                                              -----------------------------
                                                               10%     11%     12%     13%
                                                              -----   -----   -----   -----
Present Value of Incremental Cash Flow......................  $0.24   $0.23   $0.22   $0.21

     Keefe Bruyette stated that the discounted cash flow analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including earnings growth rates, dividend payout rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of the Company's Common Stock.

     Keefe Bruyette has been retained by the Special Committee of the Board of Directors of the Company as an independent contractor to render an opinion as to the fairness, from a financial point of view, to the Class A and Class B shareholders, of the consideration to be paid by the Company in the acquisition of the public Class B shares. Keefe Bruyette, as part of its investment banking business, is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, Keefe Bruyette has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Keefe Bruyette may, from time to time, purchase securities from, and sell securities to, the Company and as a market maker in securities Keefe Bruyette may from time to time have a long or short position in, and buy or sell, debt or equity securities of the Company for Keefe Bruyette's own account and for the accounts of its customers.

     The Company and Keefe Bruyette have entered into a letter agreement dated December 30, 1999 relating to the services to be provided by Keefe Bruyette in connection with the Company's proposed transaction. The Company has agreed to pay Keefe Bruyette a cash fee ("Fee") equal to $600,000. The Company has agreed to pay this fee as follows: $50,000 concurrent with the execution of December 30, 1999 agreement, $180,000 promptly after the initial delivery of the opinion to the Committee relating to the Company's proposed transaction, $180,000 promptly after an updated opinion is provided for use in the Company's proxy/consent/recommendation materials, and $190,000 at the time of the completion of the Company's proposed transaction. Pursuant to the Keefe Bruyette engagement agreement, the Company also agreed to reimburse Keefe Bruyette for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Keefe Bruyette against certain liabilities, including liabilities under the federal securities laws.

     Subsequent to Keefe Bruyette's presentation to the Board of Directors on January 12, 2000, the Agreement and Plan of Merger was amended. Pursuant to amended Agreement and Plan of Merger, dated March 29, 2000, outstanding options to purchase Class B shares would be converted into options with the right to purchase Class A shares with the same intrinsic value having the same term and vesting provisions as the Class B options. Keefe Bruyette advised the Company that this amendment would have no material impact on its analysis of the fairness, from a financial point of view to the Company's Class A and Class B shareholders of the consideration to be paid by the Company in the acquisition of the publicly-held Class B shares.

FAIRNESS OPINION OF LEHMAN BROTHERS

     In connection with serving as the financial advisor to the Company, Lehman Brothers rendered a written opinion to the Company's Board of Directors dated January 13, 2000, to the effect that as of such date, from a financial point of view, the consideration to be paid by the Company in connection with the acquisition of the publicly held Class B Common Stock is fair to the Company.

     The full text of the Lehman Brothers opinion is attached as Appendix C to this document and is incorporated herein by reference. Shareholders may read the Lehman Brothers opinion for a discussion of assumptions made, matters considered and limitations on the review undertaken by Lehman Brothers in rendering its opinion. The summary of the Lehman Brothers opinion set forth in this document is qualified in its entirety by reference to the full text of the Lehman Brothers opinion. Lehman Brothers reconfirmed its opinion concurrently with the mailing of this proxy statement.

     Except as described below, no limitations were imposed by the Company on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. The form and amount of the consideration to be received by the Company's Class B shareholders in the Company's proposed transaction was determined by a Special Committee of independent directors and unanimously agreed to by the entire Board of Directors. Lehman Brothers' opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Company's proposed transaction. Lehman Brothers was not requested to opine as to, and its opinion does not address, the Company's underlying business decision to proceed with or effect the Company's proposed transaction.

     In arriving at its opinion, Lehman Brothers reviewed and analyzed: (1) the specific terms of the Company's proposed transaction, (2) publicly available information concerning the Company that Lehman Brothers believes to be relevant to its analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999, (3) financial and operating information with respect to the business and operations of the Company furnished to us by the Company, (4) trading histories of the Company's Class A Common Stock and Class B Common Stock from December 31, 1996 to the present and a comparison of those trading histories with those of other companies that Lehman Brothers deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that Lehman Brothers deemed relevant, (6) published estimates of third party research analysts regarding the future financial performance of the Company, (7) a comparison of the financial terms of the Company's proposed transaction with the financial terms of certain other recent transactions that Lehman Brothers deemed relevant, and (8) the potential pro forma impact of the Company's proposed transaction on the Company. In addition, Lehman Brothers has had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

     In arriving at its opinion, Lehman Brothers relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. Lehman Brothers has not been provided with, and did not have any access to, financial projections of the Company prepared by management of the Company for any period after fiscal year 1999. Accordingly, with respect to the future financial performance of the Company, the Company has directed Lehman Brothers to rely on publicly available estimates of research analysts in performing its analysis and, based upon advice of the Company, Lehman Brothers assumed that such estimates are a reasonable basis upon which to evaluate and analyze the future financial performance of the Company and that the Company will perform substantially in accordance with such estimates. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations of appraisals of the assets or liabilities of the Company. In addition, Lehman Brothers did not solicit any indications of interest from any third party with respect to the purchase of all or a part of the Company business. Its opinion necessarily is based upon market, economic and other conditions as they existed on and could be evaluated as of the date of its written letter.

     In connection with the preparation and delivery of its opinion to the Company, Lehman Brothers performed a variety of financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimate contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold. Certain of the analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman

Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     Purchase Price Ratio Analysis. Based on price per shares of Class B Common Stock of $6.00, Lehman Brothers calculated the price-to-market, price-to-book, and price-to-earnings multiples in the transaction. The transaction value per share yielded a premium of 26.3% over the closing price of the Class B Common Stock of $4.75 as of the close of business on January 12, 2000. This analysis also yielded a price-to-book value multiple of 0.85x, a price-to-1999 earnings multiple of 8.9x, and a price-to-estimated 2000 earnings multiple of 8.0x based on First Call median estimates as of January 12, 2000. First Call is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors.

     Selected Comparable Companies Analysis. Using publicly available information, Lehman Brothers compared the financial performance and stock market valuation of the Company with the following selected thrift institutions deemed relevant by Lehman Brothers: BankUnited Financial Corporation, Coastal Bancorp, Inc., PFF Bancorp, Inc., Eagle Bancshares, Inc., InterWest Bancorp Inc., Sterling Financial Corporation, St. Francis Capital Corporation, Jefferson Savings Bancorp, Inc., Bank United Corporation, Westerfed Financial Corporation, WSFS Financial Corporation, Downey Financial Corp., Metropolitan Financial Corp., and PBOC Holdings, Inc. Indications of such financial performance and stock market valuation included the ratio of stock price to 1999 estimated earnings based on First Call estimates (8.9x Company earnings and a median of 8.9x for the comparable companies); the ratio of stock price to estimated 2000 earnings based on First Call estimates (8.0x for the Company and a median of 8.3x for the comparable companies), the ratio of stock price to tangible book value (1.09x for the Company and a median of 1.10x for the comparable companies); and the ratio of stock price to book value (0.85x for the Company and a median of 1.01x for the comparable companies).

                                                                             COMPARABLE COMPANIES
RATIO                                                         BANKATLANTIC         (MEDIAN)
-----                                                         ------------   --------------------
Price/1999E Earnings(1).....................................      8.9x               8.9x
Price/2000E Earnings(1).....................................      8.0x               8.3x
Price/Tangible Book Value...................................     1.09x              1.10x
Price/Book Value............................................      .85x              1.01x

---------------

(1) Based on estimates from First Call.

     Because of the inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis, and accordingly, also made qualitative judgements concerning differences between the characteristics of the comparable companies and the Company that would affect the trading values of the Company and such companies.

     Selected Comparable Transactions Analysis. Lehman Brothers analyzed selected recent "going private" transactions which Lehman Brothers deemed relevant to the Company's proposed transaction. The comparable transactions considered by Lehman Brothers in its analysis consisted of the following transactions, identified by acquirer/target: Anthem Inc./Acordia Inc., The Restaurant Company/Perkins Family restaurants; RB Capital/Rock Bottom Restaurants; Gold Kist/Golden Poultry Co. Inc., An Investor Group/Seaman Furniture Company; LinPac Mouldings/Ropak Corp.; An Investor Group/Cinergi Pictures Entertainment; An Investor Group/ENStar Inc., PH II Inc./THT Inc.; and Hawaii National Bancshares/Hawaii National Bancshares. Based on these transactions, the median premium to market price based on a measurement period 1 day prior, 1 week prior and 4 weeks prior to announcement date was 27.8%, 25.9% and 33.1% respectively compared to a premium of 26.3%, 25.5% and 21.5% respectively in the Company's proposed transaction.

     Because of the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of the Company and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the Company's proposed transaction.

     Discounted Cash Flow Analysis. Lehman Brothers discounted estimated cash flows of the Company through the end of 2004 and an estimated terminal value of the Company's Class B Common Stock assuming net income based on First Call estimates for 1999 and 2000 and the long term sector growth rate of 9% thereafter, assuming a dividend rate sufficient to maintain a ratio of book value less goodwill of 5.0% - 6% and using a range of discount rates of 11% - 13% and assuming conversion of the convertible debt as the stock price appreciated above the commission price assuming a growth rate in the stock price sufficient to generate a constant price to earnings multiple. Lehman Brothers derived an estimate of a range of terminal values by applying multiples ranging from 7x to 9x to estimated year 2004 net income.

                                                                DISCOUNT RATE
                                                            ---------------------
TERMINAL MULTIPLE                                           11.0%   12.0%   13.0%
-----------------                                           -----   -----   -----
7.0x......................................................  5.76    5.52    5.29
8.0x......................................................  6.30    6.04    5.78
9.0x......................................................  6.84    6.55    6.28

     Pro Forma Analysis. Lehman Brothers analyzed the impact of the transaction on the Company estimated earnings per share based on First Call estimates for the 1999 and 2000 earnings of the Company. In connection with this analysis, Lehman Brothers assumed that the Company completed the Company's proposed transaction at $6.00 per share and included a management estimate of transaction expenses. Based on such estimates, assumed growth rates, and projections of transaction expenses, Lehman Brothers concluded that the Company's proposed transaction would result in accretion of 2.8% to the Company's earnings per share in 2000 assuming completion of the Company's proposed transaction on March 31, 2000 and accretion of 4.3% to the Company's earnings per share in 2001. In addition, based on the same assumptions return on equity would increase by 2.7%. Finally, Lehman Brothers discounted cash flows of the Company based on these assumptions with a 8x - 10x terminal multiple and yielded the following range of values for the Company's Class B Common Stock:

                                                              TERMINAL MULTIPLE
                                                             -------------------
DISCOUNT RATE                                                8.0X   9.0X   10.0X
-------------                                                ----   ----   -----
11.0%......................................................  6.11   6.69   7.28
12.0%......................................................  5.82   6.39   6.95
13.0%......................................................  5.56   6.09   6.63

     Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company's Board selected Lehman Brothers because of its expertise, reputation and familiarity with the Company in particular and the banking and finance industry in general and because its investment banking professionals have substantial experience in transactions similar to this merger.

     As compensation for its services as financial advisor in connection with the transaction, the Company has agreed to pay Lehman Brothers a fee of $500,000 in connection with its engagement and the delivery of its opinion and, additionally, a fee of $200,000 upon consummation of the transaction. In addition, the Company has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the transaction and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by the Company and the rendering of its opinion.

     Lehman Brothers is acting as financial advisor to the Company in connection with the transaction. In the ordinary course of its business, Lehman Brothers may actively trade in the Company's securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

EFFECTS OF THE MERGER

     The principal effect of the merger is that each share of our publicly held Class B Common Stock will be converted into the right to receive cash and thereafter the Company will have only one publicly traded class of common stock. This will be accomplished under the Merger Agreement by the merger of BBC Sub with and into the Company with the corporate existence of BBC Sub ceasing and the Company continuing as the surviving corporation. Following the merger, the Public Class B Shareholders will receive $6.00 in cash in exchange for each share of Class B Common Stock they owned immediately before the merger. As a result, BFC Financial Corporation will become the sole holder of the Class B Common Stock and possess 100% of the voting rights of the Company. As discussed in "-- Interests of Certain Persons in the Merger; Conflicts of Interest," Alan
B. Levan, the Company's Chairman and Chief Executive Officer, and John E. Abdo, a director and Vice Chairman of the Company, hold similar positions in BFC and beneficially own a significant amount of BFC's shares. Further, directors of the Company, including Mr. Levan and Mr. Abdo, own directly approximately 336,753 shares of Class B Common Stock which will be exchanged for cash in the merger. Accordingly, members of the Board of Directors, including independent directors, will have a reduced equity interest in the Company after the merger.

     The shares of Class A Common Stock of the Company as the surviving corporation to be held by holders of Class A Common Stock after the merger will have the same relative rights and preferences that their shares currently possess.

     It is expected that, immediately following the merger, the business and operations of the Company and its subsidiaries, as they are currently being conducted, will be continued by the Company, as the surviving company in the merger. The holders of Class A Common Stock and BFC Financial Corporation will be the sole beneficiaries of any future earnings and growth of the Company. The Public Class B Shareholders will not benefit from any increase, and will not bear the risk of any decrease, in the value of the Company.

     Upon consummation of the merger, the Class B Common Stock will cease to be listed on the Nasdaq National Market and there will be no public market for the Class B Common Stock. The Company will terminate registration of the Class B Common Stock under the Exchange Act. However, the Class A Common Stock will continue to be listed and traded on the New York Stock Exchange and will continue to be registered under the Exchange Act. Accordingly, following the merger the Company will continue to file all statements, reports and schedules required to be filed under the Exchange Act.

INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST

     In considering the recommendation of the Special Committee and the Board of Directors with respect to the merger, you should be aware that certain officers and directors have interests that may be deemed to conflict with your interests as shareholders. The Special Committee and the Board of Directors were aware of these interests when they considered and approved the merger.

     As a result of the merger, BFC Financial Corporation, which currently owns 49.8% of the outstanding Class B Common Stock and 26.2% of the Class A Common Stock and may be deemed to have effective control of the Company, will own 100% of the Class B Common Stock of the Company as the surviving corporation. These shares will constitute 100% of the voting rights of the Company. Alan B. Levan, Chairman of the Board and Chief Executive Officer of the Company, is also Chairman of the Board and Chief Executive Officer of BFC and beneficially owns 45.6% of the outstanding shares of BFC. Further, John E. Abdo, a director of the Company and Vice Chairman of the Board, is also a director of BFC and Vice Chairman of its Board and beneficially owns 15.8% of the outstanding shares of BFC.

     Pursuant to the merger agreement, all outstanding options to acquire Class B Common Stock will automatically be exchanged for options to acquire Class A Common Stock on a basis which preserves the intrinsic value of the option on the effective date of the merger. The options will otherwise be on substantially the same terms and conditions as the former options to purchase shares of Class B Common Stock, including vesting and term. The Board of Directors determined that it was in the Company's best interest to provide for the exchange pursuant to the merger because of the benefits associated with providing incentives to employees through continued option holdings. While the Company was not permitted under NYSE rules and regulations to provide for the conversion of shares of Class B Common Stock into Class A Common Stock in the merger, the NYSE has indicated that providing for the exchange of Class B options into Class A options in the merger would not violate the NYSE's Voting Rights Policy.

     On June 1, 2000, the members of the Special Committee owned in the aggregate 121,570 shares of Class B Common Stock and 169,391 shares of Class A Common Stock. The members of the Special Committee will receive payment for their shares of Class B Common Stock in an aggregate amount of $729,420 upon completion of the merger. In addition, members of the Special Committee hold options to acquire an aggregate of 77,989 shares of Class B Common Stock, each with an exercise price of $3.39 per share. Members of the Special Committee also hold options to acquire an aggregate of 178,320 shares of Class A Common Stock.

     On June 1, 2000, members of the Board of Directors, other than members of the Special Committee and excluding shares held by BFC, owned in the aggregate 215,183 shares of Class B Common Stock and 188,405 shares of Class A Common Stock. These directors will receive payment for their shares of Class B Common Stock in an aggregate amount of $1,291,098 upon completion of the merger. In addition, these members of the Board of Directors hold options to acquire an aggregate of 789,652 shares of Class B Common Stock, with exercise prices ranging from $3.39 to $3.48 per share. These members of the Board of Directors also hold options to acquire an aggregate of 866,851 shares of Class A Common Stock.

CONDUCT OF THE COMPANY'S BUSINESS AFTER THE MERGER

     It is expected that following completion of the merger, the business and operations of the Company and its subsidiaries will be conducted by current management substantially as they are currently conducted. Other than as described in this Proxy Statement, the Company has no special plans or proposals that relate to any other significant corporate transaction. However, the Company has in the past from time to time made acquisitions and investments in a variety of businesses. While the Company has no present plans or commitments with respect to any material acquisitions or investments, the Company will continue after the merger to evaluate the Company's business and operations and may propose or develop new plans or proposals which management believes to be in the best interests of shareholders.

CONDUCT OF THE COMPANY'S BUSINESS IF THE MERGER IS NOT COMPLETED

     If the merger is not completed for any reason, it is expected that the business and operations of the Company and its subsidiaries will continue to be conducted by current management substantially as they are currently conducted. If the merger is not completed, the Company may purchase shares of Class B Common Stock on terms more or less favorable to Public Class B Shareholders than the terms of the merger or may purchase shares of Class A Common Stock, whether pursuant to a merger transaction, tender offer, open market or privately negotiated transaction or otherwise, but in each case subject to market conditions and the Company's financial condition and results of operations.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion is a summary of the material federal income tax consequences of the merger to holders of Class A Common Stock and Class B Common Stock. The discussion is intended only as a summary and is not a complete analysis of all potential tax effects relevant to a decision whether to vote for approval of the merger agreement. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations thereunder and applicable administrative rulings and court decisions, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of federal taxation that may be relevant to particular shareholders in light of their personal circumstances or to shareholders subject to special treatment under the Code, including financial institutions, broker-dealers, foreign persons, individual retirement accounts and other tax-deferred accounts and holders who acquired their shares through the exercise of employee stock options or otherwise as compensation. In addition, the following discussion does not include any discussion of any state, local or foreign tax consequences that may result from the merger.

     Each shareholder is urged to consult with such shareholder's own tax advisor as to the specific tax consequences of the merger to such person.

     Effect of Merger on the Company and BBC Sub. Neither the Company nor BBC Sub will realize gain or loss as a result of the merger.

     Effect on Public Class B Shareholders. Receipt by Public Class B Shareholders of the cash merger consideration (or the amount paid for dissenting shares) will be treated as a taxable sale of the holder's Class B Common Stock. Each Public Class B Shareholder's gain or loss per share will equal the difference between $6.00 (or in the case of dissenting Class B Shareholders the amount paid per share) and the holder's basis in the share of Class B Common Stock exchanged therefor. This gain or loss generally will be a capital gain or loss if the holder has held the shares of Class B Common Stock as a capital asset. Any capital gain or loss will be treated as long-term capital gain or loss if the holder has held the shares for more than one year, and will be treated as short-term capital gain or loss if the holder has held the shares for one year or less.

     Backup Withholding. A Public Class B Shareholder may be subject to backup withholding at the rate of 31% with respect to the cash merger consideration received in the merger, unless the holder (a) is a corporation or comes within certain other exempt categories or (b) provides a correct taxpayer identification number ("TIN"), certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. To prevent the possibility of backup withholding, each Public Class B Shareholder must provide the Exchange Agent with such holder's correct TIN by completing a Form W-9 or Substitute Form W-9 or, in the case of exempt foreign persons, with certain other information by completing the appropriate Form W-8 or Substitute Form W-8. A Public Class B Shareholder who does not provide the above information may be subject to penalties imposed by the Internal Revenue Service, as well as backup withholding.

     Effect on Holders of Class A Common Stock. The conversion of each outstanding share of Class A Common Stock into one share of Class A Common Stock of the Company as the surviving corporation will not be a taxable transaction. The basis in a holder's shares of Class A Common Stock after the merger will be the same as the basis of the shares of Class A Common which are held immediately before the merger. The holding period of the shares of Class A Common Stock held after the merger will include the holding period for the shares of Class A Common Stock held immediately before the merger.

FEES AND EXPENSES OF THE MERGER; SOURCES OF FUNDS

     The aggregate cash consideration payable in the merger is approximately $32 million, assuming that no Public Class B Shareholders exercise dissenters' rights and that the holders of options to purchase 520,390 shares of Class B Common Stock (representing 40% of the outstanding options to purchase Class B Common Stock) do not elect to exercise their options before the merger is completed. In addition, the Company expects to incur approximately $2.1 million in costs and expenses in connection with the merger, as set forth in the table below.

COST OR FEE                                                   ESTIMATED AMOUNT
-----------                                                   ----------------
Financial advisory fees.....................................     $1,300,000
Legal fees..................................................        500,000
Accounting fees.............................................         50,000
Bank commitment fee.........................................        100,000
Printing and mailing costs..................................        100,000
SEC filing fees.............................................          8,400
Proxy Solicitor fees........................................         11,000
Miscellaneous...............................................         30,600
                                                                 ----------
          Total.............................................     $2,100,000
                                                                 ==========

     All fees and expenses of the merger will be paid by the Company. It is a condition to completion of the merger that the Company has sufficient funds available to pay the merger consideration and related fees and expenses. The funds required to pay these amounts are to be provided from the proceeds from the sale of the Company's Investment Notes, from a credit facility for up to $20 million and from working capital.

     The Company has filed a Registration Statement with the SEC for the offering of up to $150 million of Investment Notes which are being offered for sale to the public. The Investment Notes will be offered from time to time and the interest rate and maturity date will be determined at the time of issuance. It is currently anticipated that between $25 million and $50 million of Investment Notes will be outstanding at any time. The Company will pay simple interest on the Investment Notes, either monthly, quarterly, semi-annually, annually or at maturity, at the election of the purchaser. The Investment Notes issued to date have a maturity date between February 28, 2002 and June 30, 2002 and bear interest at rates ranging from 10% to 11.75% per annum. The Investment Notes are unsecured obligations of the Company and are subordinated and junior in right of payment to the existing and future senior indebtedness of the Company.

     The Company has received a commitment letter from an independent financial institution for a revolving credit facility of up to $20 million to be used toward payment of the merger consideration and other purposes. The credit facility will be secured by a first priority security interest in all of the outstanding stock of BankAtlantic. The credit facility will have a three-year term and will bear interest at a rate equal to the prime rate of the lending institution from time to time minus 50 basis points. The credit facility will contain customary covenants including financial covenants relating to regulatory capital and maintenance of certain loan loss reserves at BankAtlantic. The commitment is subject to conditions, including the absence of regulatory restrictions or violations, satisfactory completion of due diligence and completion of loan documentation.

     The Company currently has no specific plans or arrangements to refinance or repay the Investment Notes or the credit facility but expects to repay the Investment Notes and the credit facility with operating cash flow and the proceeds of future financings or equity or debt offerings.

DISSENTERS' RIGHTS

     Although not required by Florida law or the Company's Articles of Incorporation, the Board of Directors has decided to make the provisions of
Section 607.1320 of the Florida Business Corporation Act (the "FBCA") available to any Public Class B Shareholder who does not wish to accept the $6.00 in cash payable per share of Class B Common Stock in the merger. If a Public Class B Shareholder properly perfects his or her dissenters' rights, such shareholder will be entitled to have the "fair value" of his or her shares of Class B Common Stock judicially determined as of the date prior to the effective date of the merger. The Company will then pay the dissenting Public Class B Shareholder that judicially determined "fair value" in exchange for such holder's shares of Class B Common Stock. The fair value of a share of Class B Common Stock could be determined to be higher or lower than $6.00. Holders of Class A Common Stock will not be entitled to exercise dissenters' rights in connection with the merger.

     In order to perfect dissenters' rights, a Public Class B Shareholder must fully comply with the statutory procedures of Sections 607.1301, 607.1302 and
607.1320 of the Florida Business Corporation Act ("FBCA") summarized below. Those sections are attached as Appendix D to this Proxy Statement. We urge Public Class B Shareholders to read those sections in their entirety and to consult with their legal advisors. Please be aware that the failure to adhere strictly to the requirements of Florida law in any regard will result in the forfeiture of a Public Class B Shareholder's dissenters' rights.

     To exercise dissenters' rights, a Public Class B Shareholder must deliver to the Company, before the vote on the merger agreement at the Annual Meeting, a written notice of such shareholder's intention to demand payment of the fair value of such shareholder's shares of Class B Common Stock. A PUBLIC CLASS B SHAREHOLDER WILL FORFEIT SUCH SHAREHOLDER'S DISSENTERS' RIGHTS IF HE OR SHE DOES NOT FILE THIS WRITTEN NOTICE OF INTENTION TO DISSENT. In addition, a Public Class B Shareholder who desires to exercise dissenters' rights must not vote his or her shares of Class B Common Stock in favor of approval of the merger agreement. MERELY VOTING AGAINST, ABSTAINING FROM VOTING ON OR FAILING TO VOTE ON THE APPROVAL OF THE MERGER AGREEMENT WILL NOT CONSTITUTE A NOTICE OF INTENTION TO DISSENT UNDER FLORIDA LAW.

     If the merger agreement is approved by shareholders at the Annual Meeting, the Company will provide notice of such approval to each Public Class B Shareholder who properly filed a notice of intention to demand payment for such shareholder's shares and who did not vote in favor of approval of the merger agreement (a "Dissenting Shareholder"). To exercise dissenters' rights, a Dissenting Shareholder must then file with the Company a written notice of such shareholder's election to dissent within twenty days after the Company sent the notice of shareholder approval described in the preceding sentence. A DISSENTING SHAREHOLDER WILL FORFEIT SUCH SHAREHOLDER'S DISSENTERS' RIGHTS IF THE DISSENTING SHAREHOLDER DOES NOT FILE AN ELECTION TO DISSENT WITHIN THE TWENTY-DAY PERIOD DESCRIBED ABOVE. This election to dissent is in addition to the notice of intention to dissent that the Dissenting Shareholder was required to file with the Company before the Annual Meeting.

     An election to dissent must state:

     - the Dissenting Shareholder's name and address,

     - the number shares of Class B Common Stock as to which the shareholder dissents (referred to as "dissenting shares"), and

     - a demand for payment of the fair value of those shares. A Dissenting Shareholder who files an election to dissent;

     - must deposit the certificate(s) representing the dissenting shares with the Company when the election is filed;

     - will be entitled only to payment pursuant to the procedure set forth in the FBCA; and

     - will not be entitled to vote or to exercise any other rights of a shareholder of the Company.

     A Dissenting Shareholder may withdraw his or her election to dissent at any time before the Company makes an offer to purchase the dissenting shares as described below. If a Dissenting Shareholder withdraws his or her election to dissent, such shareholder will lose the right to be paid the fair value of such holder's dissenting shares, and will be reinstated to have all the rights that a Public Class B Shareholder has with respect to those shares of Class B Common Stock.

     If a Dissenting Shareholder makes a demand to the Company as described in this section:

     - the Company may restrict the transfer of the dissenting shares from the date the election was filed,

     - within ten days after the period in which a Dissenting Shareholder may file a notice of election to dissent expires or ten days after the merger is completed, whichever is later, the Company will make a written offer to Dissenting Shareholders to pay for their dissenting shares at a specified price that the Company deems to be the fair value of those shares, and

     - the Company will deliver with its offer a copy of the Company's:

     - balance sheet as of the latest available date, and

     - income statement for the twelve-month period ended on the date of the balance sheet provided.

     After the Company makes its offer, a Dissenting Shareholder will have thirty days to accept it. If accepted within that thirty-day period, the Company will pay for those shares of Class B Common Stock within ninety days of the date of the offer. When a Dissenting Shareholder is paid the agreed value, he or she will cease to have any interest in those shares.

     If the Company does not offer to purchase the Dissenting Shareholder's dissenting shares, or if a Dissenting Shareholder does not accept the Company's offer within thirty days from the day it is made, then a Dissenting Shareholder will have sixty days from the effective date of the merger to demand that the Company file an action in any court of competent jurisdiction in Broward County, Florida, to determine the fair value of his or her dissenting shares. The Company will have thirty days from the day it receives a Dissenting Shareholder's demand to initiate the action. The Company may also commence the action on its own initiative at any time within the sixty-day period described above. If the Company does not initiate the action within the above-prescribed period, a Dissenting Shareholder may do so in the Company's name.

     In any court proceedings, the court's jurisdiction will be plenary and exclusive, but the court may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value. A Dissenting Shareholder who has properly perfected his or her dissenters' rights will be made a party to the proceedings as an action against the dissenting shares, regardless of where such shareholder resides. The Company will serve a Dissenting Shareholder with a copy of the initial pleading and, if such shareholder is a proper party to the proceeding, he or she will be entitled to a judgment against the Company for the amount of the fair value of his or her dissenting shares. The Court may decide, in its discretion, that a Dissenting Shareholder is entitled to an allowance for interest at any rate that the court may find fair and equitable. The Company will pay the amount found to be due within ten days after the final determination of the proceedings, at which time a Dissenting Shareholder will cease to have any interest in his or her dissenting shares.

     The costs and expenses of the proceeding are determined by the court. The expenses will include reasonable compensation for, and expenses of, any appraisers, but will generally exclude the fees and expenses of counsel for, and experts employed by, any party. Generally, the costs and expenses of the proceeding will be assessed against the Company. However, if the Company makes an offer to pay for dissenting shares and the court finds that a Dissenting Shareholder's refusal to accept the offer was arbitrary, vexatious or not in good faith all or any part of those costs and expenses may be apportioned and assessed against such shareholder and any other Dissenting Shareholders who rejected the Company's offer.

     If the court determines that the value of dissenting shares materially exceeds the amount that the Company offered to pay for those shares then the court may, in its discretion, award to a Dissenting Shareholder a sum that the court determines to be reasonable compensation to any expert(s) that a Dissenting Shareholder employed in the proceeding.

     Public Class B Shareholders who hold their shares of Class B Common Stock in brokerage accounts or other nominee forms and who wish to exercise dissenters' rights are urged to consult with their brokers to determine the appropriate procedures for the proper perfection of dissenters' rights by such nominee.

     BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTERS' RIGHTS THE COMPANY URGES PUBLIC CLASS B SHAREHOLDERS TO CONSULT THEIR OWN LEGAL ADVISER IF THEY ARE CONSIDERING EXERCISING DISSENTERS' RIGHTS WITH RESPECT TO THE MERGER.

                        PROPOSALS AT THE ANNUAL MEETING

PROPOSAL ONE: THE MERGER

THE MERGER

     The Merger Agreement provides that, upon the filing of Articles of Merger with the Florida Secretary of State, BBC Sub will be merged with and into the Company and the separate existence of BBC Sub will cease and the Company will continue as the surviving corporation. BBC Sub is a newly-formed Florida corporation organized for the sole purpose of effecting the merger and has not conducted any prior business. The merger will have the legal effects specified under Section 607.1106 of the FBCA and the separate existence of each party will cease and all property and obligations of the parties will vest in the surviving corporation.

EFFECTIVE TIME OF THE MERGER

     The merger will become effective upon the filing of Articles of Merger with the Florida Secretary of State in accordance with the FBCA. If the merger agreement is approved by shareholders at the Annual Meeting, the Company expects to file the Articles of Merger as soon as practicable after the Annual Meeting.

CONVERSION OF COMMON STOCK

     At the effective time of the merger, by virtue of the merger and without any action on the part of the holders of any shares of common stock:

     - each share of Class A Common Stock issued and outstanding immediately prior to the effective time will automatically be converted and remain outstanding as one share of Class A Common Stock of the Company as the surviving corporation;

     - each share of Class B Common Stock issued and outstanding immediately prior to the effective time will cease to be outstanding and will be converted into .0000002051 of a share of Class B Common Stock of the Company as the surviving corporation; however, no fractional shares will be issued in the merger and, accordingly, any holder who is entitled to receive less than one whole share of Class B Common Stock in the merger will instead be entitled to receive $6.00 in cash for each share of Class B Common Stock held immediately prior to the effective time; and

     - each share of BBC Sub common stock shall be canceled and extinguished.

     Shares of Class B Common Stock outstanding immediately prior to the effective time, and held by a Dissenting Shareholder who has properly perfected his or her right to dissent, will not be converted, but instead will entitle such holder to payment as provided under Section 607.1320 of the FBCA.

EXCHANGE AGENT; EXCHANGE AND PAYMENT PROCEDURES


     The Company expects to appoint American Stock Transfer and Trust Company, the Company's transfer agent, to act as exchange agent for the surrender of Class B Common Stock certificates and to make payment of the cash merger consideration to the Public Class B Shareholders in the merger. Promptly after the effective time, the exchange agent will mail to each Public Class B Shareholder a Letter of Transmittal and instructions for use in effecting the surrender of certificates representing shares of Class B Common Stock. Upon surrender to the exchange agent of a certificate formerly representing shares of Class B Common Stock and acceptance by the exchange agent, the holder of such certificate will be entitled to the cash merger consideration. Each certificate for shares of Class B Common Stock will be deemed, from and after the effective time, to represent only the right to receive the $6.00 per share cash merger consideration payable with respect thereto under the merger. No dividends or interest will be paid or will accrue on any amount payable as cash merger consideration.


     Each certificate which represents shares of Class A Common Stock outstanding immediately before the effective time will be deemed, from and after the effective time, to represent an identical number of shares of Class A Common Stock of the Company as the surviving corporation into which those shares were converted by virtue of the merger. HOLDERS OF CLASS A COMMON STOCK WILL NOT BE REQUIRED TO EXCHANGE THEIR EXISTING CERTIFICATES AS A RESULT OF THE MERGER.

     PUBLIC CLASS B SHAREHOLDERS SHOULD NOT DELIVER THEIR CERTIFICATES NOW. CERTIFICATES SHOULD ONLY BE SENT PURSUANT TO INSTRUCTIONS SET FORTH IN THE LETTER OF TRANSMITTAL TO BE MAILED TO PUBLIC CLASS B SHAREHOLDERS PROMPTLY FOLLOWING THE EFFECTIVE TIME OF THE MERGER. IN ALL CASES, THE CASH MERGER CONSIDERATION WILL BE PROVIDED ONLY IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THE MERGER AGREEMENT AND LETTER OF TRANSMITTAL.

     The Company strongly recommends that certificates for Class B Common Stock and Letters of Transmittal be transmitted only by registered United States mail, return receipt requested and appropriately insured. Public Class B Shareholders whose certificates are lost will be required to make an affidavit claiming such certificate or certificates lost, stolen or destroyed and, if required by the Company, the posting of a bond in such amount as the Company may reasonably require as indemnity against any claim that may be made against it with respect to such certificate.

TREATMENT OF OPTIONS AND CONVERTIBLE SECURITIES

     Pursuant to the Merger, at the effective time, each outstanding option to purchase shares of Class A Common Stock under the Company's stock option plans and stock option plans of the Company's subsidiaries shall remain outstanding under the same terms and conditions that applied immediately prior to the effective time, except that upon exercise of each such option, one share of Class A Common Stock of the Company as the surviving corporation shall be issuable in lieu of each share of Class A Common Stock issuable upon the exercise thereof immediately prior to the effective time. Shares of Class A Common Stock reserved for future issuance under the BankAtlantic Bancorp 1996 Stock Option Plan, the BankAtlantic Bancorp 1998 Stock Option Plan, the BankAtlantic Bancorp 1999 Non-Qualified Stock Option Plan, the BankAtlantic Bancorp 1999 Stock Option Plan, and the BankAtlantic Bancorp -- Ryan Beck Restricted Stock Incentive Plan shall automatically be converted into an equal number of shares of Class A Common Stock of the Company as the surviving corporation.

     Further, pursuant to the merger agreement, all outstanding options to acquire Class B Common Stock will automatically be exchanged for options to acquire Class A Common Stock on a basis which will preserve the intrinsic value of the option on the effective date of the merger. Specifically, the number of options to purchase Class A Common Stock which will be issued in connection with the merger will be determined on the following basis:

     - The aggregate intrinsic value (the difference between the market value per share and the exercise price) of the Class A options to be issued in connection with the merger will not be greater than the intrinsic value of the Class B options on the Effective Date.

     - The ratio of the exercise price of the Class B option to the market value of a Class B share on the Effective date will not be reduced.

     - The provisions regarding term and vesting of the Class A options will be identical to the currently outstanding Class B options.

     The effect of the foregoing may be to increase the number of options outstanding. Assuming a Class B market price of $6.00 per share and a Class A market price of $4.00 per share and assuming that no currently outstanding Class B options are exercised prior to the Effective Date, options to acquire 2,371,079 shares of Class A stock at an exercise price of $2.2844 will be issued in exchange for the currently outstanding options to purchase 1,586,088 shares of Class B stock. The Board of Directors determined that it was in the Company's best interest to provide for the exchange pursuant to the merger because of the benefits associated with providing incentives to employees through continued option holdings. While the Company was not permitted under NYSE rules and regulations to provide for the conversion of shares of Class B Common Stock into Class A Common Stock in the merger, the NYSE has indicated that providing for the exchange of Class B options into Class A options in the merger would not violate the NYSE's Voting Rights Policy.

     The obligations of the Company under its currently outstanding 6 3/4% Convertible Subordinated Debentures due 2006 and its 5 5/8% Convertible Subordinated Debentures due 2007 (collectively, the "Convertible Debentures") to issue shares of Class A Common Stock upon conversion of the Convertible Debentures and the rights of the holder to convert the Convertible Debentures into shares of Class A Common Stock shall remain in effect upon the same terms and conditions set forth in the instruments governing the Convertible Debentures, except that upon the conversion of the Convertible Debentures by a holder, one share of Class A Common Stock of the Company as the surviving corporation shall be issuable in lieu of each share of Class A Common Stock issuable upon the exercise immediately prior to the effective time.

     At the effective time, all obligations of the Company with respect to all rights to purchase, sell or receive Class A Common Stock and all rights to elect to make payments in Class A Common Stock under any agreement between the Company and any director, officer or employee or of any subsidiary or under any plan or program of the Company or any subsidiary, shall be automatically converted into and shall become an identical right to purchase, sell, or receive Class A Common Stock of the Company as the surviving corporation and an identical right to elect to make payment in such Class A Common Stock under such agreement, plan or program.

AMENDMENT TO ARTICLES OF INCORPORATION

     The merger agreement provides that, as a result of the merger, the Company's Articles of Incorporation will be amended as set forth in the form of Articles of Amendment attached as Exhibit A to the merger agreement. The Articles of Incorporation currently provide that, with certain limited exceptions regarding stock dividends, the distribution per share of Class A Common Stock must be identical to the distribution per share of Class B Common Stock, except that any cash dividends payable per share of Class A Common Stock must be equal to at least 110% of the cash dividend payable per share of Class B Common Stock. As a result of the merger, BFC Financial Corporation will hold only one share of Class B Common Stock of the Company as the surviving corporation as compared to the 4,876,124 shares of Class B Common Stock that it currently holds. In order to ensure that BFC's economic equity interest in the Company after the merger is not diluted relative to the holders of Class A Common Stock as a consequence of the merger, the Articles of Incorporation will be amended as part of the merger to provide that each share of Class B Common Stock will be entitled to distributions, including upon liquidation of the Company, equal and identical to the distribution on 4,876,124 shares of Class A Common Stock. In addition, in order to preserve the cash dividend premium currently payable with respect to the Class A Common Stock, the proposed amendment also provides that in the case of cash dividends, the distribution per share of Class A Common Stock shall be equal to at least 110% of the amount obtained by dividing the distribution per share of Class B Common Stock by 4,876,124, preserving the same per share premium for the Class A Common Stock as existed before the merger.

     Approval of the merger by shareholders will also constitute approval of the proposed amendment to the Company's Articles of Incorporation.

CONDITIONS OF THE MERGER

     The consummation of the merger is subject to the satisfaction or waiver of the following conditions: (i) the approval of the merger by the holders of Class A Common Stock and Class B Common Stock, each voting as a separate class; (ii) the approval of the merger by the respective Boards of Directors of the Company and BBC Sub shall not have been revoked; (iii) the absence of any injunction, statute, regulation or proceeding which prevents or challenges consummation of the merger; (iv) the availability of sufficient funds to the Company to pay all amounts payable as a result of the merger; (v) the receipt by the Company of a satisfactory opinion of counsel with respect to the federal income tax consequences of the merger; and (vi) the receipt by the Company of all other consents and approvals necessary, in the opinion of the Company, for the consummation of the merger.

TERMINATION; AMENDMENT

     The merger agreement provides that it may be terminated by the Company and the merger abandoned at any time prior to completion of the merger if, for any reason, the Board of Directors determines in its sole discretion that it is inadvisable to complete the merger.

     Prior to the approval by the Company's shareholders, the merger agreement may be amended or modified in any respect and at any time by mutual written consent of the Company and BBC Sub. Once shareholders have approved the merger agreement, the merger agreement may be amended by the Company and BBC Sub without further shareholder approval only if such modification or amendment does not (i) change the method of converting the Class A Common Stock and Class B Common Stock, (ii) alter or change the Articles of Incorporation of the Company as the surviving corporation in a way that would require approval of the shareholders or (iii) otherwise materially adversely affect the shareholders of the Company.

ACCOUNTING TREATMENT

     Assets and liabilities transferred relating to the merger will continue to be accounted for at historical cost in a manner similar to a pooling of interests with the retirement of a portion of one class of stock. The Company will continue to allocate and report results of operations as between two classes of stock, adjusted to reflect the reduction in equity interest of the Class B shares retired, which reduction will increase the proportionate interest of the Class A shares in the results of operations and stockholders equity.

MANAGEMENT AFTER THE MERGER

     Upon completion of the merger, the Board of Directors and officers of the Company as the surviving corporation shall be identical to the Board of Directors and officers of the Company immediately before the merger. The Board of Directors and officers shall hold such offices and positions subject to the Articles of Incorporation and By-Laws of the Company as the surviving corporation.

CHARTER DOCUMENTS OF SURVIVING CORPORATION

     The Articles of Incorporation of the Company, as in effect immediately prior to the effective time, will be the Articles of Incorporation of the Company as the surviving corporation, except that the Articles of Incorporation will, as a result of the merger, be amended as set forth in the form of Articles of Amendment attached as Exhibit A to the merger agreement. The By-laws of the Company, as in effect immediately prior to the effective time, shall be the By-laws of the Company as the surviving corporation.

PROPOSAL TWO: ELECTION OF DIRECTORS

NOMINEES FOR ELECTION AS DIRECTOR

     The Company's Board of Directors currently consists of nine directors divided into three classes, each of which has three year terms which expire in annual succession. The Company's By-Laws provide that the Board of Directors shall consist of no less than seven nor more than twelve directors. A total of three directors will be elected at this meeting for a term expiring in 2003 and in each case until their successors are duly elected and qualified. Unless otherwise directed, each proxy executed and returned by a holder of Class B Common Stock will be voted for the election of the nominees shown in the accompanying table. If any nominee is unable to serve, which the Board of Directors has no reason to expect, the shares represented by a proxy will be voted for the other named nominees and for the person, if any, who is designated by the Board of Directors to replace such nominee.


     The following table sets forth the names of the directors of the Company including the names of directors of the Company whose terms of office will expire at the Annual Meeting and those who are nominated for election. Each director whose term of office is to expire at the Annual Meeting has been nominated for reelection at the Annual Meeting. The table contains certain information with respect to the directors, including the principal occupation or employment for at least the previous five years and his or her positions or offices at the Company, BankAtlantic or Ryan Beck & Co. For information regarding the share ownership of the directors, see "Security Ownership of Certain Beneficial Owners and Management."



                                                                        FIRST
                                                                      BECAME A
NAME AND PRINCIPAL OCCUPATION OF EMPLOYMENT(1)                AGE    DIRECTOR(2)
----------------------------------------------                ---    -----------
NOMINEES FOR ELECTION AS DIRECTORS FOR TERMS ENDING IN 2003
John E. Abdo................................................  56        1984
  Vice Chairman of the Company, BankAtlantic and BFC.
     Elected as an officer of BankAtlantic in 1987.
     President and Chief Executive Officer of Abdo
     Companies, Director of Benihana National Corporation
     and Chairman of the Board and President of Levitt
     Corporation (f/k/a BankAtlantic Development
     Corporation).
Charlie C. Winningham, II...................................  67        1976
  President of C.C. Winningham Corporation, a land surveying firm.
Ira T. Siegel...............................................  55        1999
  Director of eData.com since January 2000, Vice Chairman of
     eData.com since June 2000 and President of eData.com
     from January 1999 to May 2000. President and Chief
     Executive Officer of Lexis-Nexis from 1995 to 1997.
     Director of Reed Elsevir USA from 1990 to April 1998.

DIRECTORS WITH TERMS ENDING IN 2001
Jarett S. Levan(3)..........................................  26        1999
  Corporate Secretary of the Company and BankAtlantic since
     January 1999. President of BankAtlantic.com, an
     internet banking division of BankAtlantic, since 1999.
     Jarett Levan joined BankAtlantic in January 1998 and
     became Vice President-Legal Department in September
     1998 and Manager-Corporate Communications in November
     1998. Jarett Levan has worked in various departments of
     BankAtlantic on a part-time basis since 1990. Jarett
     Levan joined BankAtlantic after completing Law School.
Steven M. Coldren...........................................  52        1986
  Chairman and President of Business Information Systems,
     Inc., a distributor of dictation, word processing and
     computer equipment and Chairman of Medical Information
     Systems Corp., a distributor of hospital computer
     systems.
Mary E. Ginestra............................................  75        1980
  Private Investor

                                                                        FIRST
                                                                      BECAME A
NAME AND PRINCIPAL OCCUPATION OF EMPLOYMENT(1)                AGE    DIRECTOR(2)
----------------------------------------------                ---    -----------
DIRECTORS WITH TERMS ENDING IN 2002
Bruno DiGiulian.............................................  66        1985
  Of counsel, Ruden McClosky Smith Schuster & Russell, P.A., a law firm
Alan B. Levan(3)............................................  55        1984
  Chairman of the Board, Chief Executive Officer and
     President of the Company and BankAtlantic. Elected as
     an officer of BankAtlantic in 1987. President, Chairman
     of the Board and Chief Executive Officer of BFC.
Ben A. Plotkin..............................................  44        1998
  Chairman, President and Chief Executive Officer of Ryan
     Beck & Co. since January 1997, Senior Executive Vice
     President, from January 1996 through 1997 and Executive
     Vice President, from December 1990 through January
     1996.


---------------


(1) Except as otherwise indicated, there has been no change in principal occupation or employment during the past five years.


(2) Indicates date of becoming a director of BankAtlantic. Each director became a director of the Company on July 13, 1994 when BankAtlantic completed its reorganization into a holding company structure except for Mr. Plotkin who became a director in 1998 and Mr. Jarett Levan and Mr. Siegel who became directors in 1999.


(3) Jarett Levan is Alan Levan's son.


           THE BOARD OF DIRECTORS RECOMMENDS THAT ALL OF THE NOMINEES
                            BE ELECTED AS DIRECTORS.

IDENTIFICATION OF EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     The following individuals are executive officers of the Company and/or its wholly-owned subsidiary, BankAtlantic:


NAME                                         AGE                      POSITION
----                                         ---                      --------
Alan B. Levan..............................  55    Chairman of the Board, Chief Executive Officer
                                                     and President of the Company and BankAtlantic
John E. Abdo...............................  56    Vice Chairman of the Company and BankAtlantic,
                                                     Chairman of the Board and President of Levitt
                                                     Corporation (f/k/a BankAtlantic Development
                                                     Corporation), a wholly owned subsidiary of
                                                     BankAtlantic
James A. White.............................  56    Executive Vice President and Chief Financial
                                                     Officer of the Company and BankAtlantic
Jay R. Fuchs...............................  45    Executive Vice President of BankAtlantic
Frank V. Grieco............................  55    Senior Executive Vice President of the Company
                                                     and BankAtlantic
Jarett S. Levan............................  26    President of BankAtlantic.com, an internet
                                                     banking division of BankAtlantic, and
                                                     Corporate Secretary of the Company and
                                                     BankAtlantic
Jay C. McClung.............................  52    Executive Vice President and Chief Credit
                                                     Officer of BankAtlantic
Lewis F. Sarrica...........................  56    Executive Vice President and Chief Investment
                                                     Officer of BankAtlantic
Marcia K. Snyder...........................  45    Executive Vice President, Corporate Lending
                                                     Division of BankAtlantic
Andrea J. Weiner-Allen.....................  43    Executive Vice President, Operations and
                                                     Technology of BankAtlantic


     All officers serve until they resign or are replaced or removed by the Board of Directors.

     The following additional information is provided for the executive officers shown above who are not directors of the Company or nominees for directors:


          James A. White joined BankAtlantic and became Executive Vice President and Chief Financial Officer in January 2000. Prior to joining BankAtlantic Mr. White was Chief Financial Officer of BOK Financial Corporation.



          Jay R. Fuchs joined BankAtlantic as an Executive Vice President in May 2000. Before joining BankAtlantic Mr. Fuchs held various executive positions with American Bankers Insurance Group, including President of American Bankers Insurance Company from 1995 to 1999.



          Frank V. Grieco joined BankAtlantic in 1991 as a Senior Executive Vice President and Director. Mr. Grieco was a Director of the Company from 1991 to 1998.



          Jay C. McClung joined BankAtlantic as Executive Vice President and Chief Credit Officer in February 2000. Before joining BankAtlantic Mr. McClung was the Executive Vice President and Chief Credit Officer at Synovus Financial Corporation from 1995 through 2000.



          Lewis F. Sarrica joined BankAtlantic in April 1986 and became Executive Vice President, Chief Investment Officer in December 1986.

          Marcia K. Snyder joined BankAtlantic in November 1987 and became Executive Vice President, Commercial Lending Division in August 1989.

          Andrea J. Weiner-Allen joined BankAtlantic in May 1989 and became Executive Vice President, Operations and Information Services Division in December 1996. From January 1999 through April 2000, Ms. Weiner-Allen also served as Executive Vice President of Community Banking. In May 2000, Ms. Weiner-Allen became Executive Vice President, Operations and Technology.

DIRECTORS' FEES

     Directors of the Company each received an annual retainer of $18,000 in 1999 with no additional compensation for attendance at each Board of Directors' meeting or meeting of a committee of which he or she is a member. Directors who are also officers of the Company, BankAtlantic or Ryan, Beck & Co. do not receive additional compensation for attendance at Board of Directors' meetings or committee meetings. In 1994, upon the establishment of the 1994 BankAtlantic Stock Option Plan, non-employee directors each received a one time grant of options to acquire 21,940 shares of the Company's Class B Common Stock. In 1996, upon the establishment of the 1996 BankAtlantic Bancorp Stock Option Plan non-employee directors each received a grant of options to acquire 14,040 shares of the Company's Class A Common Stock. Additionally, under the 1996 Stock Option Plan the non-employee directors received on May 1, 1997 an additional grant of options to acquire 14,040 shares of the Company's Class A Common Stock. In 1998, upon the establishment of the 1998 BankAtlantic Bancorp Stock Option Plan non-employee directors each received a grant of options to purchase 5,750 shares of the Company's Class A Common Stock. On May 2, 2000, non-employee directors each received a grant of options to purchase 5,000 shares of the Company's Class A Common Stock under the 1999 BankAtlantic Bancorp Stock Option Plan.

DIRECTOR AND MANAGEMENT INDEBTEDNESS

     BankAtlantic, in the ordinary course of its business, makes mortgage and other installment loans to its employees, officers and directors. These loans are made pursuant to normal lending criteria and in management's judgment do not involve more than the normal risk of collectability nor present any other unfavorable features. Employees, officers and directors of BankAtlantic, prior to May 31, 1990, received a preferential interest rate on home mortgage loans. Executive officers and directors have not been entitled to reduced rates or reduced points on any new loans granted after May 31, 1990.

     The following table sets forth certain information, as of June 1, 2000, with respect to loans made by BankAtlantic to its executive officers and directors and members of their immediate families, who had aggregate borrowings of $60,000 or greater from BankAtlantic at any time since January 1, 1999.

                                            HIGHEST AMOUNT OUTSTANDING   OUTSTANDING BALANCE     INTEREST
NAME AND CAPACITY IN WHICH SERVED             SINCE JANUARY 1, 1999        AT JUNE 1, 2000         RATE
---------------------------------           --------------------------   -------------------   -------------
Jean E. Carvalho, Executive Vice
  President...............................           $80,947                   $79,776                 (1)
Charlie C. Winningham II, Director........           164,275                   157,409             7.50*

---------------

 *  Denotes preferential rate
(1) Equity credit line is prime plus 1% and first mortgage loan with preferential employee rate of 8.75%.

COMMITTEES OF THE BOARD OF DIRECTORS AND MEETING ATTENDANCE

     The Board of Directors met eleven (11) times, had two (2) Special Meetings, and were telephonically polled once during the last fiscal year. The Board of Directors has established a number of committees, including Audit and Compensation Committees. The Board of Directors does not have a Nominating Committee. Each of the members of the Board of Directors attended at least 75% of the meetings of the Board and Committees on which he or she served.

     The Audit Committee consists of: Steven M. Coldren, Chairman, Charlie C. Winningham, II and Mary E. Ginestra. The Committee met seven (7) times during the 1999 fiscal year. The Audit Committee recommends engagement of the independent auditors, considers the fee arrangement and scope of the audit, reviews the financial statements and the independent auditors' report, reviews the activities and recommendations of BankAtlantic's internal auditors, considers comments made by the independent auditors with respect to BankAtlantic's and the Company's internal control structure, and reviews internal accounting procedures and controls with BankAtlantic's financial and accounting staff.

     The Compensation Committee consists of: Bruno L. DiGiulian, Chairman, Mary
E. Ginestra, Charlie C. Winningham, II and Steven M. Coldren. The Committee met six (6) times during the 1999 fiscal year. The Compensation Committee establishes and implements compensation policies and programs for BankAtlantic executives and recommends the compensation arrangements for executive management and directors. It also served as the Stock Option Committee for the purpose of making grants of options under all of the Company's Stock Option Plans. Ryan, Beck & Co. administers various restricted stock issuances to its employees with oversight functions by the Company's Compensation Committee.

TIMELY FILING OF 16(A) REPORTS

     Based solely upon a review of the copies of the forms furnished to the Company, the Company believes that during the year ended December 31, 1999, all filing requirements under Section 16(a) of the Securities Exchange Act of 1934 applicable to its officers, directors and greater than 10% beneficial owners were complied with on a timely basis except for a Form 3 report covering Jarett Levan and a Form 3 report covering Ira Siegel. Further, one Form 4 report was filed late by each of Lewis Sarrica and Bruno DiGiulian covering one transaction each.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Alan Levan and Mr. John Abdo have investments or are partners in real estate joint ventures with developers, that in connection with other ventures have loans from BankAtlantic or are partners with Levitt Corporation, a wholly owned subsidiary of the Company. Also beginning in September 1998, Levitt agreed to pay the Abdo Companies, Inc., which is controlled by Mr. Abdo, $50,000 per month for services and management, including activities relating to BankAtlantic, the Company, St. Lucie West Holding Corporation and the Levitt joint ventures. Beginning during 1999, Levitt paid BFC $20,000 per quarter for management and accounting services provided to Levitt. BFC paid the Company approximately $62,000 during 1999 for office space used by BFC in the Company's headquarters and for miscellaneous administrative and other related expenses.

                           SUMMARY COMPENSATION TABLE

     Officers of the Company receive no additional compensation other than that paid by the Company's subsidiaries. The following table sets forth certain summary information concerning compensation paid or accrued by BankAtlantic or Ryan, Beck to or on behalf of BankAtlantic's Chief Executive Officer ("CEO") and each of the four other highest paid executive officers (determined as of December 31, 1999) for the fiscal years ended December 31, 1999, 1998 and 1997:


                                                                                LONG-TERM COMPENSATION
                                                                           --------------------------------
                                                                                   AWARDS           PAYOUTS
                                            ANNUAL COMPENSATION            ----------------------   -------
                                    ------------------------------------   RESTRICTED   NUMBER OF
                                                               OTHER         STOCK        STOCK
                                                               ANNUAL       AWARD(S)     OPTIONS     LTIP      ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR    SALARY      BONUS      COMPENSATION      ($)        AWARDED    PAYOUTS   COMPENSATION
---------------------------  ----   --------   ----------   ------------   ----------   ---------   -------   ------------
Alan B. Levan............    1999   $372,705   $   20,000       --                --     69,000          --     $141,467(b)
  Chairman of the Board,     1998    370,639           --       --                --     60,000          --      149,747(b)
  CEO, President             1997    350,574           --       --                --     93,750          --      156,432(b)
Frank V. Grieco..........    1999    318,925       20,000       --                --     34,500          --        1,640(a)
  Senior Executive           1998    305,724           --       --                --     30,000          --        2,100(a)
  Vice President             1997    292,540       59,000       --                --     46,877          --        1,600(a)
Lewis F. Sarrica.........    1999    234,834       70,000       --                --     17,250          --        1,640(a)
  Executive Vice             1998    225,519           --       --                --     15,000          --        2,100(a)
  President, Chief           1997    210,812       31,251       --                       23,440          --        1,600(a)
  Investment Officer
Marcia Snyder............    1999    208,998       95,000       --                --     17,250          --        1,640(a)
  Executive Vice             1998    200,919           --       --                --     17,250          --        2,100(a)
  President, Corporate       1997    179,970       65,500       --                       28,956          --        1,600(a)
  Lending
Ben A. Plotkin...........    1999    263,688    1,025,000       --                --     34,500     150,000       42,687
  Chairman, President        1998(d) 135,475      722,600       --         1,253,944(c)      --          --           --
  and Chief Executive        1997        N/A           --       --                --         --          --           --
  Officer of Ryan, Beck &
  Co., Director of the
  Company


---------------

(a) BankAtlantic contributes $1,600 to its 401(k) savings plan on behalf of the named executive for all years, and issued Preferred Stock with a value of $500 by a Real Estate Investment Trust ("REIT") controlled by BankAtlantic during 1998. A dividend payment for the REIT for 1999 was $40.
(b) Includes $1,600 BankAtlantic contributions in each year to its 401(k) savings plan on behalf of Mr. Alan Levan, issuance of Preferred Stock with a value of $500 from a REIT controlled by BankAtlantic during 1998 and a $40 dividend payment for the REIT for 1999 and $139,827 in 1999, $147,647 in 1998 and $154,832 in 1997 representing the value of the benefit received by Mr. Alan Levan in connection with premiums paid by the Company for a split-dollar life insurance policy. See "-- Split-Dollar Life Insurance Plan".
(c) During the year ended December 31, 1998, Mr. Plotkin was awarded 132,237 shares of restricted Class A Common Stock which at December 31, 1998 had a fair market value of $740,520. 109,697 of the shares were issued on June 30, 1998 under the Restricted Stock Award Plan for Key Employees of Ryan, Beck & Co. and had a fair market value on that date of $1.1 million. These shares vest on June 30, 2002. 22,540 of the shares were issued under the BankAtlantic Bancorp 1998 Restricted Stock Incentive Plan on December 15, 1998 and had a fair market value of $127,400 on that date. These shares vested in January 2000. During the year ended December 31, 1999 and 1998, Mr. Plotkin received $12,687 and $5,141 of dividends on the restricted stock awards. The dividends were paid at the same dividend rate as the Company's Class A Common Stock. On March 1, 2000, Mr. Plotkin exchanged his 109,697 shares of restricted Class A Common Stock for the establishment of a $1.1 million deferred account in the BankAtlantic Bancorp-Ryan Beck Deferred Compensation Plan.

(d) Mr. Plotkin became an Executive Officer of the Company in connection with the Company's acquisition of Ryan, Beck & Co. on June 30, 1998. Accordingly, amounts shown in the table for Mr. Plotkin for 1998 reflect only amounts paid to Mr. Plotkin during the period from July 1, 1998 to December 31, 1998.

                              OPTIONS GRANTS TABLE

     The following table sets forth information concerning individual grants of stock options to the named executives in the Summary Compensation Table pursuant to the Company's 1996 and 1998 Stock Option Plan during the fiscal year ended December 31, 1999. The Company has not granted and does not currently grant stock appreciation rights.

                                                 INDIVIDUAL GRANTS
                                 -------------------------------------------------    POTENTIAL REALIZABLE
                                   NUMBER                                            VALUE AT ASSUMED ANNUAL
                                     OF        % OF TOTAL                             RATES OF STOCK PRICE
                                 SECURITIES     OPTIONS      EXERCISE                   APPRECIATION FOR
                                 UNDERLYING    GRANTED TO     PRICE                      OPTION TERM(2)
                                  OPTIONS     EMPLOYEES IN     PER      EXPIRATION   -----------------------
NAME                             GRANTED(1)   FISCAL YEAR     SHARE        DATE        5%($)        10%($)
----                             ----------   ------------   --------   ----------   ----------   ----------
Alan B. Levan..................    69,000         4.49        $6.20       4-6-09      $274,958     $691,048
Frank V. Grieco................    34,500         2.24         6.20       4-6-09       137,479      345,524
Lewis F. Sarrica...............    17,250         1.12         6.20       4-6-09        68,739      172,762
Marcia Snyder..................    17,250         1.12         6.20       4-6-09        68,739      172,762
Ben A. Plotkin.................    34,500         2.24         6.20       4-6-09       137,479      345,524

---------------

(1) Options vest on August 6, 2004. All option grants are in Class A Common
    Stock.
(2) Amounts for the named executive have been calculated by multiplying the exercise price by the annual appreciation rate shown (compounded for the remaining term of the options), subtracting the exercise price per share and multiplying the gain per share by the number of shares covered by the options. The dollar amounts under these columns are the result of calculations based upon assumed rates of annual compounded stock price appreciation specified by regulation and are not intended to forecast actual future appreciation rates of the Company's stock price.

          AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUE TABLE

     The following table sets forth as to each of the named executive officers information with respect to option exercises during 1999 and the status of their options on December 31, 1999: (i) the number of shares of Class A and Class B Common Stock underlying options exercised during 1999, (ii) the aggregate dollar value realized upon the exercise of such options, (iii) the total number of exercisable and non-exercisable stock options held on December 31, 1999 and (iv) the aggregate dollar value of in-the-money exercisable options on December 31, 1999.


                       NUMBER OF
                        CLASS B                   NUMBER OF SECURITIES UNDERLYING
                        SHARES                    UNEXERCISED OPTIONS ON 12/31/99         VALUE OF UNEXERCISED
                       ACQUIRED      VALUE     -------------------------------------          IN-THE-MONEY
                         UPON      REALIZED       EXERCISABLE        UNEXERCISABLE       OPTIONS ON 12/31/99(1)
                       EXERCISE      UPON      -----------------   -----------------   ---------------------------
NAME                   OF OPTION   EXERCISE    CLASS A   CLASS B   CLASS A   CLASS B   EXERCISABLE   UNEXERCISABLE
----                   ---------   ---------   -------   -------   -------   -------   -----------   -------------
Alan B. Levan........   $    0     $      0    22,008    263,217   392,264   263,217    $456,418       $433,966
Frank V. Grieco......   34,500      122,476         0     97,113   207,140   131,612     168,394        216,989
Lewis F. Sarrica.....        0            0         0     65,811   103,575    65,811     114,116        108,503
Marcia Snyder........        0            0         0     65,811   103,575    65,811     114,116        108,503
Ben A. Plotkin.......        0            0    53,557          0    61,019         0           0              0


---------------

(1) Based upon fair market values of $4.13 and $5.13 at December 31, 1999 which is the closing price for Class A and Class B Common Stock, respectively, as reported on the New York Exchange for the Class A Common Stock and the Nasdaq National Market for the Class B Common Stock on the last trading date of 1999.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors has designated Directors DiGiulian, Winningham, Coldren and Ginestra to serve on the Compensation Committee. The Company's executive officers are also executive officers of BankAtlantic or Ryan, Beck and are compensated by BankAtlantic or Ryan Beck, as applicable, and receive no additional compensation from the Company. As described under "Director and Management Indebtedness", Director Winningham has an outstanding loan from BankAtlantic. Ryan Beck's compensation committee determines how Ryan Beck executive officers are compensated.

EXECUTIVE OFFICER COMPENSATION

     BankAtlantic's compensation program for executive officers consists of four key elements: a base salary, an incentive bonus, deferred compensation and periodic grants of stock options. The Committee believes that this approach best serves the interests of shareholders by ensuring that executive officers are compensated in a manner that advances both the short and long term interests of the Company and its shareholders. Thus, compensation for BankAtlantic's executive officers involves a portion of pay which depends on incentive payments which are earned only if corporate goals are met or exceeded, and stock options, which directly relate a significant portion of an executive officer's long term remuneration to stock price appreciation realized by the Company's shareholders.

BASE SALARY

     The Company offers competitive salaries based on a review of market practices and the duties and responsibilities of each officer. In setting base compensation, the Committee annually examines market compensation levels and trends observed in the labor market. Market information is used as an initial frame of reference for annual salary adjustments and starting salary offers. Salary decisions are determined in a structured annual review by the Committee with input from the Chief Executive Officer ("CEO"). Salary recommendations take into account the decision making responsibilities of each position, and the contribution, experience and work performance of each executive officer.

ANNUAL INCENTIVE PROGRAM

     The Company's management incentive program is designed to motivate executives by recognizing and rewarding performance. The annual incentive program is used to compensate executives based on the Company's profitability and achievement of individual performance goals. Generally, a minimum profitability threshold must be achieved before any incentive may be earned.


     Each year, the Committee establishes an incentive payout schedule based on the achievement of the Company's annual financial objectives. Each participant has a competitive target award expressed as a percentage of salary, which varies according to level of responsibility. Further, each participant's target award generally includes both corporate and individual components, which are weighted according to the executive's sphere of responsibility. No payments were made under the annual incentive program in 1999, however discretionary bonuses were paid to certain executive officers based on their individual performances during 1999.


LONG-TERM INCENTIVE PLAN

     A Long-Term Incentive Compensation Plan is the primary vehicle for providing long-term compensation to those officers who have a more direct impact on creating shareholder value. Executive officers are eligible to receive on an annual basis, subject to five (5) year vesting, deferred compensation of $10,000 each if certain corporate profits are achieved. The same individuals will be eligible to receive, subject to 5 year vesting, deferred compensation of an additional $10,000 each if higher corporate profits are achieved. Amounts were paid to executives, including the CEO, under this plan during 1999.

STOCK OPTIONS

     Executive officers of BankAtlantic were granted stock options during 1999. All of the stock options were granted with an exercise price equal to at least 100% of the market value of Class A Common Stock on the date of the grant. As such, the higher the trading price of the Class A Common Stock, the higher the value of the stock options. The granting of options is totally discretionary and options are awarded based on an assessment of an employee's contribution to the success and growth of the Company. Grants of stock options to executive officers are generally made upon the recommendation of the CEO based on the level of an executive's position with the Company, BankAtlantic or Ryan, Beck, an evaluation of the executive's past and expected performance, the number of outstanding and previously granted options and discussions with the executive. The Board of Directors believes that providing executives with opportunities to acquire an interest in the growth and prosperity of the Company through the grant of stock options will enable the Company and BankAtlantic to attract and retain qualified and experienced executive officers and offer additional long term incentives. The Board of Directors believes that utilization of stock options more closely aligns the executives' interests with those of the Company's shareholders, since the ultimate value of such compensation is directly dependent on the stock price.

COMPENSATION OF THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

     As previously indicated, the Committee believes that the Company's total compensation program is appropriately based upon business performance, market compensation levels, and personal performance. The Committee reviews and fixes the base salary of the CEO based on those factors described above for other executive officers as well as the Committee's assessment of Mr. Alan Levan's past performance as CEO and its expectation as to his future contributions. In 1999, Mr. Alan Levan received a 4.4% base salary increase. This increase was consistent with the increases given to other members of executive management and was considered appropriate based on Mr. Levan's efforts and contributions to the Company.

     As discussed under "-- Split-Dollar Life Insurance Plan," Mr. Alan Levan benefitted from the establishment of a "Split-Dollar Life Insurance Plan". This plan was originally established to restore retirement benefits which were limited under changes to the Internal Revenue Code (the "Code"). Mr. Alan Levan is currently the only participant under this Split-Dollar Life Insurance Plan and his 1999 benefit is shown under the Summary Compensation Table. The Split-Dollar Plan was not included in the freezing of the pension plan.

     The Committee took note of Mr. Alan Levan's leadership during 1998, a difficult year for the Company and BankAtlantic, and the return of profitability in 1999. Specifically, it acknowledged his efforts to restructure BankAtlantic, which resulted in the decision to exit unprofitable products and businesses and the streamlining of operations. The Committee believes that the Company's 1999 results were the result of the positive steps taken in 1998 and continued efforts in 1999. Additionally, future increases and bonuses will continue to reflect the amounts paid to chief executive officers at other public companies, as well as the Company's financial condition, operating results and attainment of strategic objectives.

SUBMITTED BY THE MEMBERS OF THE COMPENSATION COMMITTEE:

Bruno L. DiGiulian, Chairman           Mary E. Ginestra
Charlie C. Winningham, II              Steven M. Coldren

RETIREMENT BENEFITS

     All of the individuals named in the Summary Compensation Table, except Mr. Plotkin, are participants in the Retirement Plan for Employees of BankAtlantic ("the Plan"), which is a defined benefit plan. The Plan is designed to provide retirement income related to an employee's salary and years of active service. The cost of the Plan is paid by BankAtlantic and all contributions are actuarially determined. BankAtlantic's contributions to the Plan with respect to the individuals named in the Summary Compensation Table cannot readily be separated or individually calculated by the Plan actuaries. At December 31, 1999, the individuals named in the summary Compensation Table had the following credited years of service under the Plan: Mr. Alan Levan -- 26 years, Mr. Grieco -- 16 years, Mr. Sarrica -- 13 years and Ms. Snyder -- 11 years. Effective December 31, 1998, the company froze the benefits under the Plan and fully vested all participants. While the Plan is frozen, there will be no future accrual for service benefits.

     In general, the Plan provides for monthly payments to or on behalf of each covered employee upon such employee's retirement (with provisions for early or postponed retirement), death or disability. As a result of the freezing of benefits, the amount of the monthly payments is based generally upon the employee's average regular monthly compensation for the highest consecutive five years of the last ten years ended December 31, 1998 or prior retirement, death or disability, and upon such employee's years of service with BankAtlantic, at such date. All participants were vested on December 31, 1998. Benefits are payable for ten-years certain and life thereafter. The benefits are not subject to any reduction for Social Security or any other external benefits.

     As permitted by the Employee Retirement Income Security Act of 1974, BankAtlantic amended the Plan and adopted a supplemental benefit for certain executives. This was necessary because of a previous reduction in benefit increases under the Plan imposed by the Internal Revenue Code (the "Code"). The Code restricts the amount of the executive's compensation that may be taken into account for Plan purposes, regardless of the executive's actual compensation. The amendment to the Plan enhances retirement benefits to the executives named below by providing to the executives, to the extent permitted by the Code, the same retirement benefits to which they would have been eligible under the Plan had the Code limits not been enacted. The approximate targeted percentages of pre-retirement compensation for which the executives will be eligible under the Plan as a result of the supplemental benefit at age 65 were as follows: Mr. Alan Levan -- 33%, Mr. Grieco -- 42%, and Mr. Sarrica -- 39%. The supplemental benefit was also frozen as of December 31, 1998. Because the percentage of pre-retirement compensation payable from the Plan to Mr. Alan Levan, including the Plan's supplemental benefit, fell short of the benefit that Mr. Alan Levan would have received under the Plan absent the Code limits, BankAtlantic adopted the BankAtlantic Split-Dollar Life Insurance Plan, an employee benefit plan described below.

     The following table illustrates annual pension benefits at age 65 for various levels of compensation and years of service at December 31, 1998, the date on which such benefits were frozen.

                           ESTIMATED ANNUAL BENEFITS

                                                       YEARS OF CREDITED SERVICE AT DECEMBER 31, 1998
                                                     ---------------------------------------------------
AVERAGE FIVE YEAR COMPENSATION AT DECEMBER 31, 1998  5 YEARS   10 YEARS   20 YEARS   30 YEARS   40 YEARS
---------------------------------------------------  -------   --------   --------   --------   --------
$120,000.......................................      $10,380   $20,760    $41,520    $62,280    $ 83,160
$150,000.......................................       13,005    26,010     52,020     78,030     104,160
$160,000 and above.............................       13,880    27,760     55,520     83,280     111,160

SPLIT-DOLLAR LIFE INSURANCE PLAN

     BankAtlantic adopted the Split-Dollar Life Insurance Plan (the "Split-Dollar Plan") in 1996 to restore retirement benefits to executives that were limited under changes to the Code. Currently, because Mr. Alan Levan is the only executive whose reduction in benefits could not be completely addressed through an amendment to the Plan, Mr. Alan Levan is the only participant in the Split-Dollar Plan. Under the Split-Dollar Plan and its accompanying agreement with Mr. Alan Levan, BankAtlantic arranged for purchase of an insurance policy (the "Policy") insuring the life of Mr. Alan Levan. Pursuant to its agreement with Mr. Alan Levan, BankAtlantic will make premium payments for the Policy. The Policy is anticipated to accumulate significant cash value over time, which cash value is expected to supplement Mr. Alan Levan's retirement benefit payable from the Plan. Mr. Alan Levan owns the Policy but BankAtlantic will be reimbursed for the amount of premiums the Bank pays for the Policy upon the earlier of Mr. Alan Levan's retirement or death. The portion of the amount paid in prior years attributable to the 1999 premium for the insurance policy that is considered compensation to Mr. Alan Levan is included in the Summary Compensation Table. The Split-Dollar Plan was not included in the freezing of the pension plan and accordingly, Mr. Alan Levan has continued to receive benefits under the Plan.

SHAREHOLDER RETURN PERFORMANCE GRAPH

     Set forth below is a graph comparing the cumulative total returns (assuming reinvestment of dividends) for the Class B Common Stock, the Nasdaq Stock Market (U.S. companies) and Nasdaq Financial Stocks and assumes $100 is invested on December 31, 1994.




                                    [Graph]

                                                    NASDAQ US STOCKS           NASDAQ BANK STOCKS         BANKATLANTIC BANCORP
                                                    ----------------           ------------------         --------------------
12/31/94                                                 100.00                      100.00                      100.00
12/31/95                                                 141.33                      149.00                      120.90
12/31/96                                                 173.89                      196.73                      284.20
12/31/97                                                 213.07                      329.39                      226.93
12/31/98                                                 300.25                      327.11                      254.50
12/31/99                                                 542.43                      314.42                      168.31

                      SELECTED CONSOLIDATED FINANCIAL DATA


                 OF BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES



     The selected consolidated financial information presented below has been derived from the audited consolidated financial statements of the Company for the fiscal years ended December 31, 1995 through December 31, 1999, and the unaudited consolidated financial statements of the Company for the three months ended March 31, 2000 and 1999, all of which are incorporated by reference in this Proxy Statement. The audited consolidated financial statements of the Company can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and the unaudited consolidated financial statements of the Company can be found in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000. See "Where You Can Find More Information." The financial information set forth below should be read in conjunction with the Company's consolidated financial statements.




                                                              AT OR FOR THE THREE
                                                                 MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
OPERATING RESULTS:
Net interest income.........................................  $30,052    $27,668
Provision for loan losses...................................   10,787      5,164
Net interest income after provision for loan losses.........   19,265     22,504
Non-interest income.........................................   28,749     23,469
Non-interest expenses.......................................   41,901     32,295
Income before income taxes and extraordinary item...........    6,113     13,678
Provision for income taxes..................................    2,432      5,507
Income before extraordinary item............................    3,681      8,171
Extraordinary item, net of taxes............................    3,466          0
                                                              -------    -------
Net income..................................................  $ 7,147    $ 8,171
                                                              =======    =======
CLASS A COMMON SHARES:
Diluted earnings per share before extraordinary item........  $  0.09    $  0.16
Diluted earnings per share from extraordinary item..........     0.06       0.00
                                                              -------    -------
Diluted earnings per share..................................  $  0.15    $  0.16
                                                              =======    =======
CLASS B COMMON SHARES:
Diluted earnings per share before extraordinary item........  $  0.08    $  0.16
Diluted earnings per share from extraordinary item..........     0.05       0.00
                                                              -------    -------
Diluted earnings per share..................................  $  0.13    $  0.16
                                                              =======    =======

                                                      AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                 -------------------------------------------------
                                                   1999       1998      1997      1996      1995
                                                 --------   --------   -------   -------   -------
OPERATING RESULTS:
Net interest income............................  $117,266   $102,285   $94,530   $76,266   $63,921
Provision for loan losses......................    30,658     21,788    11,268     5,844     4,182
Net interest income after provision for loan
  losses.......................................    86,608     80,497    83,262    70,422    59,739
Non-interest income............................   100,069     56,880    33,366    26,818    13,974
Non-interest expenses..........................   139,779    120,665    77,722    68,221    48,785
Income before income taxes and discontinued
  operations...................................    46,898     16,712    38,906    29,019    24,928
Provision for income taxes.....................    18,106      6,526    15,248    11,380     8,664
Income from continuing operations..............    28,792     10,186    23,658    17,639    16,264

                                                      AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                 -------------------------------------------------
                                                   1999       1998      1997      1996      1995
                                                 --------   --------   -------   -------   -------
Income (loss) from discontinued operations
  (less applicable income taxes benefit).......     2,077    (18,220)    4,111     1,372     2,155
Net income (loss)..............................    30,869     (8,034)   27,769    19,011    18,419
Total dividends on non-cumulative preferred
  stock........................................         0          0         0         0     2,030
                                                 --------   --------   -------   -------   -------
Net income (loss) available for common
  shares.......................................  $ 30,869   $ (8,034)  $27,769   $19,011   $16,389
CLASS A COMMON SHARES:
Diluted earnings per share from continuing
  operations...................................  $   0.59   $   0.25   $  0.58   $  0.47       N/A
Diluted earnings (loss) per share from
  discontinued operations......................      0.03      (0.45)     0.09      0.03       N/A
                                                 --------   --------   -------   -------   -------
Diluted earnings (loss) per share..............  $   0.62   $  (0.20)  $  0.67   $  0.50       N/A
                                                 ========   ========   =======   =======   =======
CLASS B COMMON SHARES:
Diluted earnings per share from continuing
  operations...................................  $   0.57   $   0.23   $  0.59   $  0.56   $  0.47
Diluted earnings (loss) per share from
  discontinued operations......................      0.03      (0.41)     0.09      0.03      0.07
                                                 --------   --------   -------   -------   -------
Diluted earnings (loss) per share..............  $   0.60   $  (0.18)  $  0.68   $  0.59   $  0.54
                                                 ========   ========   =======   =======   =======

                                 AT OR FOR
                                 THE THREE
                                   MONTHS
                                   ENDED                  AT OR FOR THE YEARS ENDED DECEMBER 31,
                                 MARCH 31,    --------------------------------------------------------------
                                    2000         1999         1998         1997         1996         1995
                                 ----------   ----------   ----------   ----------   ----------   ----------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets...................  $4,259,650   $4,159,901   $3,788,975   $3,064,480   $2,605,527   $1,750,689
Loans receivable-net(1)........   2,745,911    2,689,708    2,635,369    2,072,825    1,824,856      828,630
Securities available for
  sale.........................     847,407      818,308      597,520      607,490      439,345      691,803
Investment and trading
  securities, net(2)...........     146,718      136,624       81,816       60,280       54,511       49,856
Mortgage servicing rights......         792          879       44,315       38,789       25,002       20,738
Cost over fair value of net
  assets acquired and other
  intangibles..................      52,541       53,553       55,493       26,327       29,008       11,521
Deposits.......................   2,179,709    2,027,892    1,925,772    1,763,733    1,832,780    1,300,377
Guaranteed preferred beneficial
  interests in the Company's
  Junior Subordinated
  Debentures...................      74,750       74,750       74,750       74,750            0            0
Subordinated debentures,
  capital notes, investment
  notes and notes payable......     217,394      228,773      177,114      179,600       78,500       21,001
Advances from FHLB, federal
  funds purchased and
  securities sold under
  agreements to repurchase.....   1,475,776    1,527,309    1,225,165      758,923      486,288      269,222
Total stockholders' equity.....     240,631      235,886      240,440      207,171      147,704      120,561

---------------

(1) Includes $12.8 million, $13.6 million, $9.7 million, $160.1 million and $207,000 of banker's acceptances at March 31, 2000, December 31, 1999, 1998, 1997, and 1996, respectively.
(2) Excludes FHLB stock. Includes interest-bearing deposits in other banks, securities purchased under agreements to resell and trading securities of $23.3 million, $30.0 million and $5.1 million at December 31, 1999, 1998 and 1997, respectively, and $17.5 million at March 31, 2000. At March 31, 2000, December 31, 1999 and 1998, trading securities related to RBCO operations.

                                    AT OR FOR THE THREE
                                       MONTHS ENDED
                                         MARCH 31,                AT OR FOR THE YEARS ENDED DECEMBER 31,
                                    -------------------   ------------------------------------------------------
                                      2000       1999       1999        1998        1997       1996       1995
                                    --------   --------   --------   ----------   --------   --------   --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER DATA:
Loan Fundings(1)
  Residential real estate loans...  $  6,513   $ 40,670   $119,659   $  144,586   $ 68,513   $133,184   $111,361
  Commercial loans................   141,830    227,476    848,484      753,992    550,318    461,519    412,632
  Small business loans............     2,383     11,653     29,898      135,239     20,467          0          0
  Consumer loans(2)...............    31,489     17,043     98,808      165,927    161,154    154,940    114,607
  Lease financing.................    10,661      7,462     34,154       19,214          0          0          0
Purchases:
  Residential real estate loans...    80,840    122,624    418,630    1,256,185    524,498    465,942      9,930
  Commercial loans................         0          0    184,024       37,314          0          0          0
  Lease financing.................         0          0          0        6,054          0          0          0
Loan Sales........................    14,348     59,986    125,889      279,034    273,901     59,408     34,153
Net interest spread (during
  period)(3)......................      2.71%      2.86%      2.88%        2.83%      3.41%      3.77%      3.57%
Interest rate margin (during
  period)(3)......................      3.07       3.11       3.14         3.12       3.72       4.12       4.01

---------------

(1) Does not include banker's acceptances.
(2) Includes second mortgage loans.
(3) Restated for continuing operations.

                                                      AT OR FOR
                                                      THE THREE
                                                    MONTHS ENDED
                                                      MARCH 31,        AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                   ---------------   ------------------------------------------
                                                    2000     1999     1999     1998     1997     1996     1995
                                                   ------   ------   ------   ------   ------   ------   ------
FINANCIAL RATIOS:
Return on average equity(4)(5)...................    5.58%   13.80%   11.68%    4.39%   14.85%   13.07%   14.16%
Return on average assets(4)(5)...................    0.35     0.85     0.72     0.28     0.86     0.88     0.94
Efficiency ratio from continuing operations(3)...   71.26    63.15    64.30    75.81    60.77    66.12    62.63
Average equity to average assets.................    6.28     6.19     6.14     6.48     5.77     6.70     6.66
Net loan charge-offs as a percent of average
  outstanding loans- annualized:.................    1.06     0.87     0.91     0.51     0.44     0.47     0.45
Non-performing assets as a percent of: total
  loans, tax certificates and real estate
  owned..........................................    1.38     1.29     1.79     1.27     1.36     1.26     2.37
Non-Performing assets as a percent of total
  assets.........................................    0.92     0.82     1.22     0.92     0.96     0.93     1.23
Loan loss allowance as a percent of
  non-performing loans...........................  121.10   107.58   103.01   142.95   156.18   167.37   149.49
Ratio of earnings to fixed charges: including
  interest on deposits...........................    1.13     1.35     1.27     1.11     1.33     1.37     1.37
Excluding interest on deposits...................    1.22     1.60     1.50     1.19     1.80     2.26     2.22

---------------

(4) ROA and ROE excluding the $7.2 million SAIF one-time special assessment would have been 1.09% and 16.33%, respectively, for the year ended December 31, 1996.
(5) ROA and ROE from continuing operations, ROA and ROE including the $3.5 million extraordinary gain would have been .68% and 10.84%, respectively for the three months ended March 31, 2000.

(6) Annualized where appropriate.

                 SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA
                 OF BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

     The table below sets forth selected historical consolidated financial data of the Company and consolidated financial data of the Company adjusted on a pro forma basis for the effects of the merger, the recently completed tender offer for the Company's Debentures and the use of proceeds from the assumed sale of $25 million of Investment Notes and $20 million of borrowings under a revolving credit facility.


     The following unaudited pro forma information for the fiscal year ended December 31, 1999 and three months ended March 31, 2000 has been prepared to indicate what potential financial results would have occurred (i) if the Company had completed the sale of $25 million of Investment Notes and applied the net proceeds for the repurchase of outstanding Debentures pursuant to the Tender Offer as of January 1, 1999 and January 1, 2000, respectively, (ii) the Company had completed the sale of $25 million of Investment Notes and borrowed $20 million under the credit facility and applied the net proceeds for the repurchase of outstanding Debentures pursuant to the Tender Offer and to complete the merger as of January 1, 1999 and January 1, 2000, respectively. The results of the tender offer are included in the Company's historical results as of March 31, 2000.


     You should read this together with the selected consolidated financial data of the Company included elsewhere in this Proxy Statement and with the consolidated financial statements of the Company incorporated by reference herein. The Company cannot predict whether the consummation of the merger will conform to the assumptions used in the preparation of the unaudited pro forma information. The unaudited pro form information is provided for informational purposes only and does not purport to be indicative of the results that would have been reported had such events actually occurred.


                                                           AT OR FOR THE YEAR ENDED DECEMBER 31, 1999
                                                          --------------------------------------------
                                                                                           PRO FORMA
                                                                           PRO FORMA     TENDER OFFER
                                                           HISTORICAL    TENDER OFFER     AND MERGER
                                                          ------------   -------------   -------------
INCOME STATEMENT DATA:
Net interest income.....................................  $   117,266     $   115,832     $   113,427
Provision for loan losses...............................       30,658          30,658          30,658
Non-interest income.....................................      100,069         100,069         100,069
Non-interest expenses...................................      139,779         139,779         139,779
Income before income taxes and discontinued
  operations............................................       46,898          45,464          43,059
Provision for income taxes..............................       18,106          17,553          16,625
                                                          -----------     -----------     -----------
Income from continuing operations.......................  $    28,792     $    27,911     $    26,434
                                                          ===========     ===========     ===========
PER SHARE DATA:
CLASS A COMMON SHARES:
Diluted earnings per share from continuing operations...  $      0.59     $      0.58     $      0.61
                                                          ===========     ===========     ===========
Diluted weighted average number of common and common
  equivalent shares outstanding Class A common shares...   48,856,323      46,634,323      47,315,872
                                                          ===========     ===========     ===========
CLASS B COMMON SHARES:
Diluted earnings per share from continuing operations...  $      0.57     $      0.56     $  2,837.04
                                                          ===========     ===========     ===========
Diluted weighted average number of common and common
  equivalent shares outstanding.........................   10,995,037      10,995,037               1
                                                          ===========     ===========     ===========
BALANCE SHEET DATA:
Total Assets............................................  $ 4,159,901     $ 4,159,901     $ 4,159,901
Cost over fair value of net assets acquired and other
  intangibles...........................................       53,553          53,553          53,553
Subordinated debentures capital notes, investment notes,
  notes payable and guaranteed preferred beneficial
  interest in Company's Junior Subordinated
  Debentures............................................      303,523         303,523         323,523
Total stockholders' equity..............................      235,886         238,402         201,981

                                                           AT OR FOR THE YEAR ENDED DECEMBER 31, 1999
                                                          --------------------------------------------
                                                                                           PRO FORMA
                                                                           PRO FORMA     TENDER OFFER
                                                           HISTORICAL    TENDER OFFER     AND MERGER
                                                          ------------   -------------   -------------
FINANCIAL RATIOS:
Ratio of earnings to fixed charges including interest on
  deposits..............................................         1.27            1.26            1.25
Ratio of earnings to fixed charges excluding interest on
  deposits..............................................         1.50            1.40            1.34
Book value per common share (all classes)...............  $      5.53     $      5.59     $      5.42



                                                               AT OR FOR THE PERIOD ENDED
                                                                     MARCH 31, 2000
                                                              -----------------------------
                                                                                PRO FORMA
                                                               HISTORICAL        MERGER
                                                              -------------   -------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                     PER SHARE DATA)
INCOME STATEMENT DATA:
Net interest income.........................................   $    30,052     $    29,235
Provision for loan losses...................................        10,787          10,787
Non-interest income.........................................        28,749          28,749
Non-interest expenses.......................................        41,901          41,901
Income before income taxes and extraordinary item...........         6,113           5,296
Provision for income taxes..................................         2,432           2,117
                                                               -----------     -----------
Income before extraordinary item............................   $     3,681     $     3,179
                                                               ===========     ===========
PER SHARE DATA:
CLASS A COMMON SHARES:
Diluted earnings per share before extraordinary item........   $      0.09     $      0.09
                                                               ===========     ===========
Diluted weighted average number of common and common
  equivalent shares outstanding Class A common shares.......    48,586,052      47,640,798
                                                               ===========     ===========
CLASS B COMMON SHARES:
Diluted earnings per share before extraordinary items.......   $      0.08     $    371.10
                                                               ===========     ===========
Diluted weighted average number of common and common
  equivalent share outstanding..............................    10,551,290               1
                                                               ===========     ===========
BALANCE SHEET DATA:
Total Assets................................................   $ 4,259,650     $ 4,259,650
Cost over fair value of net assets acquired and other
  intangibles...............................................        52,541          52,541
Subordinated debentures capital notes, investment notes,
  notes payable and guaranteed preferred beneficial interest
  in Company's Junior Subordinated Debentures...............       292,144         312,144
Total stockholders' equity..................................       240,631         207,235

FINANCIAL RATIOS:
Ratio of earnings to fixed charges including interest on
  deposits..................................................          1.13            1.11
Ratio of earnings to fixed charges excluding interest on
  deposits..................................................          1.22            1.18
Book value per common share (all classes)...................   $      5.80     $      5.67

                      FOOTNOTES TO PRO FORMA INFORMATION:


NOTE 1 -- PRO FORMA TENDER OFFER



     The pro forma tender offer at and for the year ended December 31, 1999, assumes that $25.0 million of Investment Notes were issued at an average coupon rate of 10.67%. The Investment Note offering costs were estimated at $1.0 million and amortized on a straight line basis over 2 years. The assumed net proceeds of $24.0 million from the above transactions were assumed to have been utilized to retire the $25.0 million of aggregate principal amount of 5 5/8% Subordinated Convertible Debentures for a cash payment of $18.75 million and to reduce short term borrowings. The short term borrowings assumed retired had an interest rate of 4.78% for the year ended December 31, 1999.


     The retirement of the Debentures at less than their carrying cost resulted in an extraordinary gain of approximately $3.5 million after income taxes, tender offer costs of $250,000 and deferred offering costs related to the original issuance of the Debentures, which is reflected in the Company's actual results at March 31, 2000. The extraordinary gain was not reflected in the Income Statement Data in the above pro forma; however, the extraordinary gain was reflected in pro forma total stockholders' equity and book value per common share.


NOTE 2 -- PRO FORMA TENDER OFFER AND MERGER



     The pro forma tender offer and merger at and for the year ended December 31, 1999, assumes that $25.0 million of Investment Notes were issued at an average coupon rate of 10.67% and that the Company borrowed $20 million under a credit facility at an assumed rate of 8.00% for the year ended December 31, 1999. The Investment Notes offering costs and the loan origination fees were estimated at $1.1 million and amortized on a straight line basis over 2 years. The assumed net proceeds of $43.9 million along with the Company's working capital were utilized as outlined above and to retire 4,954,022, and 5,388,392 shares of Class B Common Stock at January 1, 1999 for $6.00 per share. The costs associated with the merger were estimated at $2.1 million.


     Approximately 520,390 shares of Class B Common Stock subject to currently outstanding options were assumed to have been redeemed in connection with the Merger and the remaining options to acquire Class B Common Stock outstanding were assumed to have been converted into options to acquire Class A Common Stock. Based on the assumed redemptions, the Company will realize a compensation charge of approximately $1.7 million ($1.0 million net of income taxes) which will be reflected in the Company's actual Statement of Operations. The compensation charge was not reflected in the Income Statement Data in the above pro forma; however, the compensation charge was reflected in pro forma total stockholders equity and book value per common share.

     Upon consummation of the transaction, only one share of Class B Common Stock will remain outstanding.


NOTE 3 -- PRO FORMA MERGER



     The pro forma merger at and for the quarter ended March 31, 2000 assumes consummation of the merger at January 1, 2000 using the same assumptions indicated in Note 2 above but with assumed borrowings outstanding for the three months ended March 31, 2000 and an assumed interest rate under the credit facility of 8.25%. The tender offer was consummated during the quarter ended March 31, 2000 and accordingly is included in historical results.

                      MARKET PRICE INFORMATION; DIVIDENDS

CLASS A COMMON STOCK

     The Class A Common Stock is listed on the NYSE under the symbol "BBX." The following table sets forth the high and low closing prices per share of Class A Common Stock as reported on the NYSE during the last two years, by fiscal quarter.


                                                                  PRICE
                                                              -------------
                                                              LOW      HIGH
                                                              ---      ----
For the Year Ended December 31, 1998
  First Quarter.............................................  10 19/64  12 49/64
  Second Quarter............................................   9 25/32  12 9/32
  Third Quarter.............................................   6 13/32  10 17/64
  Fourth Quarter............................................   4 29/64   6 29/32
For the Year Ended December 31, 1999
  First Quarter.............................................   5 45/64   7 49/64
  Second Quarter............................................   6 9/64    7 25/64
  Third Quarter.............................................   5 9/16    6 61/64
  Fourth Quarter............................................   3 13/16   5 15/16
For the Year Ended December 31, 2000
  First Quarter.............................................   3 15/16   5 5/16
  Second Quarter (through June 30, 2000)....................   3 1/2     4 5/8



     On January 13, 2000, the last full trading day before the merger was announced, the per share high and low sales prices were $4.00 and $3.9375 and the closing sales price was $4.00. On June 30, 2000, the closing sales price of the Class A Common Stock was $3.75 per share.


CLASS B COMMON STOCK

     The Class B Common Stock is listed and traded on the Nasdaq National Market under the symbol "BANC." The following table sets forth the high and low closing prices per share of Class B Common Stock as reported on the consolidated reporting system during the last two years, by fiscal quarter.


                                                                  PRICE
                                                              -------------
                                                              LOW      HIGH
                                                              ---      ----
For the Year Ended December 31, 1998
  First Quarter.............................................  10 33/64  13 13/64
  Second Quarter............................................  10 21/32  13 3/8
  Third Quarter.............................................   7 1/2    11 7/64
  Fourth Quarter............................................   6 9/64    7 21/32
For the Year Ended December 31, 1999
  First Quarter.............................................   6 1/32    8 5/32
  Second Quarter............................................   6 9/64    7 15/16
  Third Quarter.............................................   6 1/16    7 3/4
  Fourth Quarter............................................   4 9/16    6 13/16
For the Year Ended December 31, 2000
  First Quarter.............................................   4 3/4     5 15/16
  Second Quarter (through June 30, 2000)....................   5 1/2     6 1/8



     On January 13, 2000, the last full trading day before the merger was announced, the per share high and low sales price were $5.125 and $4.75 and the closing sales price was $5.125. On June 30, 2000, the closing sales price of the Class B Common Stock was $5.875 per share.

DIVIDENDS

     The Company has paid regular quarterly cash dividends on the Class B Common Stock since its formation in 1994 and paid regular quarterly cash dividends on the Class A Common Stock since its initial issuance in March 1996. The Class A Common Stock is entitled to receive cash dividends per share equal to at least 110% of any cash dividends declared and paid per share of Class B Common Stock, and after the merger, the Class A Common Stock will continue to be entitled to this 110% dividend premium. The following table sets forth the dividends per share of Class A Common Stock and Class B Common Stock during the last two years, by fiscal quarter.

                                                  CASH DIVIDENDS PER SHARE OF   CASH DIVIDENDS PER SHARE OF
                                                     CLASS B COMMON STOCK          CLASS A COMMON STOCK
                                                  ---------------------------   ---------------------------
For the Year Ended December 31, 1998
  First Quarter.................................             .0209                         .0230
  Second Quarter................................             .0209                         .0230
  Third Quarter.................................             .0217                         .0239
  Fourth Quarter................................             .0217                         .0239
For the Year Ended December 31, 1999
  First Quarter.................................             .0217                         .0239
  Second Quarter................................             .0217                         .0239
  Third Quarter.................................             .0217                         .0239
  Fourth Quarter................................             .0230                         .0253
For the Year Ended December 31, 2000
  First Quarter.................................             .0230                         .0253

     The Company currently intends to continue to declare regular quarterly cash dividends on the Class A Common Stock and the Class B Common Stock after the merger. However, the declaration and payment of dividends will depend upon, among other things, the results of operations, financial condition and cash requirements of the Company and on the ability of BankAtlantic, the Company's principal subsidiary, to pay dividends or otherwise advance funds to the Company, which in turn is subject to OTS regulations and is based upon BankAtlantic's regulatory capital levels, retained net income and net income. See "Risk Factors The Transaction will Increase Our Leverage."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Listed in the table below are the beneficial owners known by the Company to hold as of June 1, 2000 more than 5% of the Company's outstanding common stock. In addition, this table includes the outstanding securities beneficially owned as of June 1, 2000 by (i) all directors, (ii) certain executive officers and
(iii) directors and executive officers as a group.


                                             CLASS A        CLASS B
                                           COMMON STOCK   COMMON STOCK
                                            OWNERSHIP      OWNERSHIP      PERCENT OF     PERCENT OF
                                              AS OF          AS OF         CLASS A        CLASS B
                                           JUNE 1, 2000   JUNE 1, 2000   COMMON STOCK   COMMON STOCK
                                           ------------   ------------   ------------   ------------
BFC Financial Corporation(1)(2)..........   8,296,890      4,876,124         26.2%         49.82%
Dimensional Fund Advisors, Inc.(11)......           0        703,352            *           7.19
Alan B. Levan(1)(3)(4)(10)...............      34,839        609,728            *           5.91
John E. Abdo(1)(7).......................      20,060        395,007            *           3.93
Bruno DiGiulian(6)(7)....................      77,893         48,425            *              *
Charlie C. Winningham, II(5)(7)..........     154,283        102,751            *           1.05
Steven M. Coldren(5)(7)..................      45,805         12,529            *              *
Mary E. Ginestra(7)......................      69,730         35,854            *              *
Ira T. Siegel(7)(9)......................       5,000              0            *              *
Frank V. Grieco(7).......................       7,609        237,824            *           2.37
Lewis F. Sarrica(7)......................       4,860        156,895            *           1.58
Jarett Levan(10).........................         144              0            *              *
Marcia Snyder(7).........................       9,655        143,740            *           1.45
Ben Plotkin(8)...........................     217,699            100            *              *
All directors and executive officers of
  the Company and BankAtlantic, as a
  group (persons, including the
  individuals identified above)..........   8,949,467      6,683,664        28.03          59.62


---------------

  *  Less than one percent of the class.
 (1) BFC may be deemed to be controlled by Alan B. Levan and John E. Abdo who collectively may be deemed to have an aggregate beneficial ownership of 61.4% of the outstanding common stock of BFC. Mr. Alan Levan serves as Chairman, President and CEO of the Company, BankAtlantic and BFC and Mr. Abdo serves as Vice Chairman of the Company, BankAtlantic and BFC. Mr. Abdo is also Chairman of the Board and President of Levitt Corporation ("Levitt"), a subsidiary of BankAtlantic.
 (2) BFC's mailing address is 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304.

 (3) Mr. Alan Levan may be deemed to be the beneficial owner of the shares of Class A Common Stock and Class B Common Stock beneficially owned by BFC by virtue of Mr. Alan Levan's control of Levan Enterprises, Ltd. Mr. Alan Levan may also be deemed to beneficially own 526,434 shares of Class B Common Stock and 22,008 shares of Class A Common Stock which can be acquired within 60 days pursuant to stock options and 368 shares of Class A Common Stock and 207 shares of Class B Common Stock held by Levan Enterprises, Ltd.

 (4) Mr. Alan Levan's business address is 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304.
 (5) Shares beneficially owned by the indicated director and his wife are: Mr. Coldren -- 1,225 Class A shares, 360 Class B shares; and Mr.
     Winningham -- 109,703 Class A shares, 80,811 Class B shares. These directors share voting and investment power with respect to these shares.
 (6) Mr. DiGiulian's wife beneficially owns 33,313 Class A shares and 26,485 Class B shares.

 (7) Includes beneficial ownership of the following shares which may be acquired within 60 days pursuant to stock options: Mr. DiGiulian -- 44,580 Class A shares, 21,940 Class B shares; Mr. Coldren -- 44,580 Class A shares, 12,169 Class B shares; Mrs. Ginestra -- 44,580 Class A shares, 21,940 Class B shares; Mr. Winningham -- 44,580 Class A shares, 21,940 Class B shares; Mr. Abdo -- 0 Class A shares and 263,218 Class B shares; Mr. Grieco -- 0 Class A shares, 228,725 Class B shares; Mr. Siegel -- 5,000

     Class A shares, 0 Class B shares; Ms. Snyder -- 0 Class A shares, 131,622 Class B shares and Mr. Sarrica -- 0 Class A shares, 131,622 Class B shares.

 (8) Mr Plotkin beneficially owns 94,391 shares of Class A Common Stock and 100 shares of Class B Common Stock. Mr. Plotkin is also the Trustee for the benefit of Ross and Marc Plotkin under an irrevocable trust holding 38,151 shares of Class A Common Stock. Mr. Plotkin disclaims beneficial ownership of 288 shares of Class A Common Stock held by his son. Mr. Plotkin may also be deemed the beneficial owner of 8,772 shares of Class A Common Stock which can be acquired within 60 days as a consequence of Mr. Plotkin's ownership of the Company's 6 3/4% Convertible Subordinated Debentures and 53,557 shares of Class A Common Stock which may be acquired within 60 days pursuant to stock options.
 (9) Mr. Siegel was appointed to the Board of Directors on October 1, 1999 pursuant to an agreement. The agreement was part of a strategic alliance between the Company and eData.com and in connection with such alliance, eData.com acquired 848,364 shares of restricted Class A Common Stock of the Company. Mr. Siegel, the President and a Director of eData.com disclaims beneficial ownership of the Class A Common Stock owned by eData.com.
(10) Mr. Jarett Levan is the son of Mr. Alan Levan.
(11) Dimensional Fund Advisors, Inc.'s mailing address is 1299 Ocean Avenue, Santa Monica, CA 90401.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the Company's capital stock does not purport to be complete and is subject to the more detailed provisions of the Company's Articles of Incorporation and By-laws and is qualified in its entirety by reference to those documents.

     The authorized capital stock of the Company consists of 80,000,000 shares of Class A Common Stock, par value $.01 per share, 45,000,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. The merger and the proposed amendment to the Company's Articles of Incorporation contained in the merger agreement do not change the amount or designations of the authorized capital stock of the Company.

COMMON STOCK

     The Class A Common Stock and the Class B Common Stock currently have substantially identical terms except that (i) the Class B Common Stock is entitled to one vote per share while the Class A Common Stock has no voting rights other than those which may be required by Florida law in certain limited circumstances and (ii) the Class A Common Stock is entitled to receive cash dividends per share equal to at least 110% of any per share cash dividends declared and paid on the Class B Common Stock. The Class A Common Stock and Class B Common Stock of the Company after the merger will, except as set forth below, have the same rights and preferences and be identical in all other respects to the terms of the currently authorized and outstanding Class A Common Stock and Class B Common Stock.

VOTING

     The holders of Class B Common Stock currently possess exclusive voting rights in the Company. After the merger, BFC will own all of the outstanding shares of Class B Common Stock and consequently control 100% of the voting rights in the Company. Shares of preferred stock issued in the future may be granted voting rights at the discretion of the Board of Directors. On matters submitted to the shareholders of the Company, the holders of the Class B Common Stock will be entitled to one vote for each share held, while holders of Class A Common Stock will not be entitled to vote, except in limited circumstances provided under the FBCA. Under the FBCA, holders of Class A Common Stock would currently be entitled to vote as a separate voting group on certain amendments to the Company's Articles of Incorporation including, without limitation, amendments which (i) increase or decrease the authorized number of shares of Class A Common Stock, (ii) change the designation, rights, preferences or limitations of the Class A Common Stock, (iii) create a new class of shares, or increase the rights, preferences or number of authorized shares, which would have rights or preferences with respect to distributions or dissolution that are prior, superior or substantially equal to the Class A Common Stock, or (iv) effect an exchange or reclassification of shares of another class of stock into shares of Class A Common Stock or of Class A Common Stock into shares of another class. In addition, under the FBCA, holders of Class A Common Stock would currently be entitled to vote as a separate voting group on any plan of merger or plan of share exchange containing a provision which, if included in a proposed amendment to the Articles of Incorporation, would require their vote as a separate voting group. No shares have cumulative voting rights.

DIVIDENDS

     Holders of shares of Class A Common Stock and Class B Common Stock are entitled to receive dividends as may be declared by the Board of Directors out of funds which are legally available. The holders of Class A Common Stock are currently entitled to receive cash dividends per share in an amount equal to at least 110% of any per share cash dividends declared and paid on the Class B Common Stock. With respect to dividends other than cash (including stock splits and stock dividends), the distribution per share with respect to Class A Common Stock must be identical to the distribution per share with respect to Class B Common Stock, except that a stock dividend or other distribution to holders of Class A Common Stock may be declared and issued in Class A Common Stock while a stock dividend or other distribution to holders of Class B Common Stock may be declared and issued in either Class A Common Stock or Class B Common Stock (at the discretion of the Board) provided that the number of any shares so issued is, on a per share basis, the same.

     As part of the merger, the Company's Articles of Incorporation will be amended to provide that each share of Class B Common Stock will be entitled to distributions equal and identical to the distribution on 4,876,124 shares of Class A Common Stock, except that in the case of cash dividends, the distribution per share of Class A Common Stock shall be equal to at least 110% of the amount obtained by dividing the distributions paid per share of Class B Common Stock by 4,876,124. This proposed amendment is necessary to ensure that the economic equity interest of BFC Financial Corporation in the Company after the merger, which will be represented by one share of Class B Common Stock, is not diluted relative to the Class A Common Stock as a result of the merger and to preserve the premium payable on the Class A shares. This would occur absent this amendment because after the merger BFC will hold only one share of Class B Common Stock compared to the 4,876,124 shares of Class B Common Stock that it currently holds.

     The ability of the Company to pay cash dividends is significantly dependent upon the ability of BankAtlantic to pay dividends or make other distributions to the Company, which in turn is subject to limitations which are imposed by law and regulation.

LIQUIDATION RIGHTS

     In the event of any liquidation or dissolution of the Company, all assets of the Company legally available for distribution after payment or provision for payment of: (i) all debts and liabilities of the Company; (ii) any accrued dividend claims; (iii) liquidation preferences of any Preferred Stock which may be outstanding; and (iv) any interests in the Company's liquidation account, will be distributed ratably, in cash or in kind, among the holders of Class A Common Stock and Class B Common Stock, with the amount payable per share of Class B Common Stock after the merger being equal to the amount payable on 4,876,124 shares of Class A Common Stock.

PREEMPTIVE RIGHTS

     Neither the Class A Common Stock nor the Class B Common Stock is entitled to any preemptive right to subscribe for or receive any shares of any class of stock of the Company (or any securities convertible into shares of stock of the Company) issued in the future.

NYSE LISTING

     After the merger, the Class A Common Stock will continue to trade on the New York Stock Exchange as the Company's sole publicly-traded common stock.

PREFERRED STOCK

     By amendment to its Articles of Incorporation without shareholder vote, the Company may provide for one or more classes of preferred stock. The shares of any such class may be divided into and issued in series, with each series separately designated so as to distinguish the shares from the shares of all other series and classes. The terms of each series shall be set forth in a supplementary section to the Company's Articles of Incorporation and may provide for, among other things, board representation, voting rights and dividend and liquidation preferences. All shares of the same class must be identical except as to certain relative rights and preferences specified in the Company's Articles of Incorporation, as to which there may be variations between different series.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated financial statements of BankAtlantic Bancorp, Inc. and its subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999, have been incorporated by reference in this Proxy Statement, and have been audited by KPMG LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon. A representative of KPMG LLP will be at the Annual Meeting to answer appropriate questions from shareholders.

                 OTHER MATTERS TO BE CONSIDERED AT THE MEETING

     The Board of Directors knows of no additional matters that will be presented for consideration at the Annual Meeting. However, with regard to other business that may properly come before the Annual Meeting, execution of the accompanying proxy confers on each designated proxy holder discretionary authority to vote their shares in accordance with their best judgment.

                      WHERE YOU CAN FIND MORE INFORMATION

     The Company files reports, Proxy Statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning the Company at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including the Company. The Class A Common Stock is quoted on the New York Stock Exchange and the Class B Common Stock is quoted on the Nasdaq Stock Market's National Market System. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005, and the National Association of Securities Dealers, Inc., Report Section, 1735 K Street N.W., Washington, D.C. 20006.

     Pursuant to the requirements of Section 13(e) and Rule 13E-3 of the Exchange Act, the Company and BBC Sub have filed a Schedule 13E-3 with the SEC with respect to the merger. As permitted by SEC rules, this Proxy Statement does not contain all of the information you can find in the Schedule 13E-3 or in the exhibits to the Schedule 13E-3. You can obtain this additional information and a complete Schedule 13E-3 from the SEC as indicated above, or from the Company.

     The SEC allows the Company to "incorporate by reference" the information it files with the SEC. This permits the Company to disclose important information to you by referring to these filed documents. The information incorporated by reference is deemed to be a part of this Proxy Statement, except for any information superseded by information in this Proxy Statement. The information incorporated by reference is an important part of this Proxy Statement, and information that the Company files later with the SEC will automatically update and supersede this information. The Company incorporates by reference into this Proxy Statement the following documents:

     - our Annual Report on Form 10-K for the year ended December 31, 1999, filed with the SEC on March 30, 1999,

     - our Amended Annual Report on Form 10-K/A for the year ended December 31, 1999, filed with the SEC on May 1, 2000,

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the SEC on May 15, 2000,

     - our current report on Form 8-K filed with the SEC on January 25, 2000, and

     - any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until the date of the Annual Meeting.

     You may request a copy of these filings (other than exhibits which are not specifically incorporated by reference herein) at no cost by writing or telephoning us at the following address:

                            Corporate Communications
                              BankAtlantic Bancorp
                          1750 East Sunrise Boulevard
                         Fort Lauderdale, Florida 33304
                                 1-954-760-5402


     If you would like to request documents from the Company, please do so by July 31, 2000 to receive them before the Annual Meeting.



     You should rely only on the information contained or incorporated by reference in this Proxy Statement to vote on the merger agreement. The Company has not authorized anyone else to provide you with different information. You should not assume that the information in this Proxy Statement is accurate as of any date other than July 3, 2000.

                                                                      APPENDIX A
               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

     AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated March 29, 2000 (the "Agreement"), by and among BankAtlantic Bancorp, Inc., a Florida corporation (the "Company"), and BBC Sub, Inc., a Florida corporation wholly-owned by the Company ("Sub").

                                  WITNESSETH:

     WHEREAS, the Board of Directors of the Company, upon the recommendation of the special committee established to consider the transaction contemplated herein (the "Special Committee"), has determined that it is in the best interests of the Company and its shareholders for the Company to effect a recapitalization of its capital structure through the merger of Sub with and into the Company, with the Company as the surviving corporation (the "Merger"), the result of which will result in the elimination of the public ownership of the Company's Class B Common Stock;

     WHEREAS, the Board of Directors of the Company unanimously approved the amendment to this Agreement providing that options to acquire Class B Common Stock shall, based on the intrinsic value of such options at the Effective Time (as defined below), be converted into options to acquire Class A Common Stock at the Effective Time;

     WHEREAS, the Board of Directors of Sub has unanimously approved the Merger and deems it in the best interests of its shareholder;

     WHEREAS, as of the date of this Agreement, the authorized and outstanding capital stock of the Company is as follows: (1) 125,000,000 shares of common stock, par value $.01 per share (the "Company Common Stock), consisting of 80,000,000 shares designated Class A Common Stock (the "Class A Common Stock"), of which 31,633,138 shares are issued and outstanding, and 45,000,000 shares designated Class B Common Stock (the "Class B Common Stock"), of which 9,912,646 shares are issued and outstanding; and (2) 10,000,000 shares of preferred stock, par value $.01 per share, no shares of which are outstanding;

     WHEREAS, the authorized and outstanding capital stock of Sub consists of 100 shares of common stock, par value $.01 per share (the "Sub Common Stock"), all of which are issued and outstanding and owned by the Company;

     WHEREAS, the Company and Sub are entering into this Agreement to set forth the terms and conditions of the Merger.

     NOW, THEREFORE, in consideration of the mutual promises herein contained and intending to be legally bound, the parties hereto agree as follows:


1. MERGER



     1.1 The Merger. At the Effective Time (as defined in Section 1.3 below), Sub shall be merged with and into the Company under the terms of this Agreement and in accordance with the provisions of the Florida Business Corporation Act (the "FBCA"), and the separate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation").



     1.2 Effects of the Merger.



          a. Generally. The Merger shall have the effects as provided by the FBCA and other applicable law.



          b. Articles of Incorporation and By-laws. The articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation, except that the articles of incorporation shall, as a result of the Merger, be amended as set forth in the form Articles of Amendment attached to this Agreement as Exhibit A. The By-laws of the

     Company as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation.


          c. Board of Directors; Officers. At the Effective Time, the Board of Directors of the Surviving Corporation shall be identical to the Board of Directors of the Company and the officers of the Surviving Corporation shall be identical to the officers of the Company, in each case until their respective successors have been duly elected or appointed and qualified and subject to the Articles and By-laws of the Surviving Corporation.



     1.3. Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article 3 of this Agreement, the parties shall file with the Secretary of State of the State of Florida articles of merger (the "Articles of Merger") executed in accordance with the relevant provisions of the FBCA. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Florida, or at such other time as is permissible in accordance with the FBCA and as the Company and Sub shall agree and as specified in the Articles of Merger (the time the Merger becomes effective being the "Effective Time").



2. CONVERSION OF STOCK; TERMINATION OF CONVERTIBLE SECURITIES



     2.1 Conversion of Class A Common Stock. At the Effective Time, each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, automatically be converted and remain outstanding as one fully paid and non-assessable share of Class A Common Stock of the Surviving Corporation (the "New Class A Common Stock").



     2.2 Conversion of Class B Common Stock. At the Effective Time, each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be an issued and outstanding share of Class B Common Stock and shall become and be converted into .0000002051 of a fully paid and non-assessable share of Class B Common Stock of the Surviving Corporation (the "New Class B Common Stock").



     2.3 Cancellation of Sub Common Stock. At the Effective Time, each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and extinguished without any payment or other consideration made with respect thereto.



     2.4 Exchange of Certificates.



          a. Prior to the Effective Time, the Company shall appoint an exchange agent (the "Exchange Agent"), which may be the Company's stock transfer agent, to act as the Company's agent for the issuance or payment of consideration to holders of Class B Common Stock in the Merger.



          b. After the Effective Time, holders of a certificate or certificates theretofore evidencing issued and outstanding shares of Class A Common Stock shall not be required to exchange such certificates for one or more certificates representing the identical number of shares of New Class A Common Stock into which such shares were converted by virtue of the Merger. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Class B Common Stock, a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to such certificates will pass, only upon proper delivery of such certificates to the Exchange Agent and shall be in such form and have such other provisions as the Exchange Agent may reasonable specify), and instructions for use in effecting the surrender of the certificates representing such shares of Class B Common Stock, in exchange for the shares of New Class B Common Stock or cash, as applicable, payable as a result of the Merger. Upon surrender to the Exchange Agent of a certificate or certificates formerly representing shares of Class B Common Stock and acceptance thereof by the Exchange Agent, the holder thereof shall be entitled to receive either (i) a certificate or certificates representing the shares of New Class B Common Stock or (ii) a check representing the payment of cash in lieu of fractional shares pursuant to Section 2.5 of this Agreement, into which such shares of Class B Common Stock, formerly represented by such surrendered certificate or certificates, shall have been converted at the Effective Time pursuant to the Merger. The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there shall be no further transfer on the records of the Company or its transfer agent of certificates representing shares of Class B Common Stock and if such certificates are presented to the Company for transfer, they shall be canceled against delivery of certificates representing shares of New Class B Common Stock or cash in lieu of fractional shares, as the case may be, allocable to the shares of Class B Common Stock represented by such certificate or certificates. If any certificate representing shares of New Class B Common Stock or cash in lieu of shares, as applicable, is to be issued or paid to a name other than that in which the certificate for the Class B Common Stock surrendered for exchange is registered, it shall be a condition of such exchange that the certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Company, or its transfer agent, any transfer or other taxes required by reason of the issuance of certificates in, or payment of cash to, a name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of the Company or its transfer agent that such tax has been paid or is not applicable.


          c. After the Effective Time, certificates theretofore representing shares of Class A Common Stock shall be deemed for all purposes as evidencing ownership of the identical number of shares of New Class Common Stock into which such shares shall have been converted by virtue of the Merger. After the Effective Time and until surrendered as set forth in this
     Section 2.4, certificates theretofore representing shares of Class B Common Stock shall be deemed for all purposes as evidencing ownership of the number of shares of New Class B Common Stock into which such shares shall have been converted by virtue of the Merger; provided, however, that any certificate representing less than one whole share of New Class B Common Stock shall be deemed at all times after the Effective Time to represent only the right to receive upon surrender the amount of cash allocable to the shares represented by such certificate as contemplated by Article 2 hereof. No interest will be paid or accrued on any cash payable pursuant to the Merger.



          d. The Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Class B Common Stock such amounts as the Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law applicable to the making of such payment. To the extent that amounts are so withheld by the Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of the shares of Class B Common Stock in respect of which such deduction and withholding was made by the Company or the Exchange Agent.



          e. No party to this Agreement shall be liable to any person or entity in respect of any amounts paid or delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.



          f. In the event any certificate or certificates formerly representing shares of Class B Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate or certificates to be lost, stolen or destroyed, and if required by the Surviving Corporation and the Exchange Agent, the posting by such person of a bond in such amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the consideration deliverable in respect thereof as determined in accordance with this
     Article 2.



     2.5 Cash in Lieu of Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, no certificates or scrip representing fractional shares of New Class B Common Stock shall be issued upon the conversion of shares of Class B Common Stock in the Merger and no dividend or distribution of the

Surviving Corporation shall relate to any fractional share otherwise issuable pursuant to the terms hereof and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Surviving Corporation. In lieu of any fractional shares, there shall be paid to each holder of shares of Class B Common Stock who otherwise would be entitled to receive a fractional share of New Class B Common Stock, an amount in cash (without interest) equal to $6.00 per share of Class B Common Stock owned by such holder immediately prior to the Effective Time which was converted into such fractional share.


     2.6 Treatment of Options and Convertible Securities.



          a. Options to Purchase Class A Common Stock. Pursuant to the Merger, at the Effective Time, each outstanding option to purchase shares of Class A Common Stock under the Company's stock option plans and stock option plans of the Company's subsidiaries shall remain outstanding under the same terms and conditions as in effect immediately prior to the Effective Time, except that each such option shall be converted into an option to acquire an equivalent number of shares of New Class A Common Stock and upon exercise of each such option, one share of New Class A Common Stock shall be issuable in lieu of each share of Class A Common Stock issuable upon the exercise thereof immediately prior to the Effective Time. Shares of Class A Common Stock reserved for future issuance under the BankAtlantic Bancorp 1996 Stock Option Plan, the BankAtlantic Bancorp 1998 Stock Option Plan, the BankAtlantic Bancorp 1999 Non-Qualified Stock Option Plan and the BankAtlantic Bancorp 1999 Stock Option Plan shall automatically be converted into an equal number of shares of New Class A Common Stock.



          b. Options to Acquire Class B Common Stock. Pursuant to the Merger, at the Effective Time, each outstanding option to purchase shares of Class B Common Stock (a "Class B Option") shall be exchanged for or converted into options to acquire Class A Common Stock on a basis which preserves the intrinsic value (the difference between the market value per share of Class B Common Stock at the Effective Time and the exercise price of the Class B Option) of the Class B Option and which does not decrease the ratio of the exercise price per share to the market value per share upon conversion.



          c. Convertible Debt Securities. The obligations of the Company under its currently outstanding 6 3/4% Convertible Subordinated Debentures due 2006 and its 5 5/8% Convertible Subordinated Debentures due 2007 (collectively, the "Convertible Debentures") to issue shares of Class A Common Stock upon conversion of the Convertible Debentures and the rights of the holders thereof to convert the Convertible Debentures into shares of Class A Common Stock shall remain in effect upon the same terms and conditions set forth in the instruments governing the Convertible Debentures, except that upon the conversion of the Convertible Debentures by a holder thereof, one share of New Class A Common Stock shall be issuable in lieu of each share of Class A Common Stock issuable upon the exercise thereof immediately prior to the Effective Time. The Company shall make appropriate amendments or supplements to the instruments governing the Convertible Debentures to reflect this change.



          d. Other Employee Agreements and Benefit Plans. At the Effective Time, all obligations of the Company with respect to all rights to purchase, sell or receive Class A Common Stock and all rights to elect to make payments in the Class A Common Stock under any agreement between the Company and any director, officer or employee thereof or of any subsidiary or under any plan or program of the Company or any subsidiary, shall be automatically converted into and shall become an identical right to purchase, sell, or receive New Class A Common Stock and an identical right to elect to make payment in New Class A Common Stock under such agreement, plan or program.



3. CONDITIONS.


     The obligations of the parties hereto to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of each of the following conditions:


     3.1 Board Approval. The respective Boards of Directors of the Company and Sub shall not have revoked their approval of this Agreement and the transactions contemplated hereby.

     3.2 Shareholder Approval. The Merger, this Agreement and the transactions contemplated hereby shall have been duly approved by the requisite vote of the holders of each of the Class A Common Stock and the Class B Common Stock, voting as separate voting groups. In addition, this Agreement and the transactions contemplated hereby shall have been duly approved and adopted by the Company, as the sole holder of Sub Common Stock.



     3.3 No Injunction or Proceeding. No preliminary or permanent injunction, temporary restraining order or other decree of a court, legislature or other agency or instrumentality of federal, state or local government (a "Governmental Entity") shall be in effect, no statute, rule or regulation shall have been enacted by a Governmental Entity and no action, suit or proceeding by any Governmental Entity shall have been instituted or threatened, which prohibits the consummation of the Merger or materially challenges the transactions contemplated hereby.



     3.4 Consents. Other than filing the Articles of Merger, all consents, approvals and authorizations of and filings with Governmental Entities, including the Office of Thrift Supervision, required for the consummation of the transactions contemplated hereby, shall have been obtained or effected or filed.



     3.5 Tax Matters. The Company shall have received an opinion of counsel, satisfactory to it in form and substance, with respect to the federal income tax consequences of this Agreement, the Merger and the transactions contemplated hereby.



     3.6 Other Approvals. All other consents and approvals and the satisfaction of all other requirements that are necessary, in the opinion of the Company, for the consummation of the Merger and other transactions contemplated by this Agreement shall have been obtained.



     3.7 Financing. The Company shall have obtained financing for the payment of all amounts payable as a result of the Merger (together with all fees and expenses incurred in connection therewith), upon terms satisfactory to the Company in its sole discretion.



4. TERMINATION; AMENDMENT



     4.1 Termination of Agreement. This Agreement may be terminated by the Company at any time before the Effective Time if for any reason consummation of the transactions contemplated hereby is inadvisable in the sole discretion of its Board of Directors. Such termination shall be effected by written notice by the Company to Sub. Upon the giving of such notice, this Agreement shall be terminated and there shall be no liability hereunder or on account of such termination on the part of the Company or Sub or the directors, officers, employees, agents or stockholders of any of them.



     4.2 Amendment. This Agreement may be amended or modified at any time by mutual written agreement of the parties (a) in any respect prior to the approval hereof by the shareholders of the Company entitled to vote hereon, and (b) in any respect subsequent to such approval, provided that any such amendment or modification subsequent to such approval shall not (i) change the method of converting the issued and outstanding Common Stock into shares of New Common Stock or into cash in lieu of fractional shares of New Class B Common Stock,
(ii) alter or change any provision of the Articles of Incorporation of the Surviving Corporation that would require the approval of shareholders, or (iii) otherwise materially adversely affect the shareholders of the Company.



5. MISCELLANEOUS



     5.1 Successors. This Agreement shall be binding on the successors of the Company and Sub.



     5.2 Counterparts. This Agreement may be executed in one or more counterparts.



     5.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to the conflicts of laws or principles thereof.

     5.4 No Third Party Beneficiaries. Except as provided in Section 2.4, nothing in this Agreement is intended to confer upon any person or entity not a party to this Agreement any rights or remedies under or by reason of this Agreement.


     IN WITNESS WHEREOF, the Boards of Directors of the parties hereto have approved this Agreement and the duly authorized officers of each have executed this Agreement on their behalf as of the date first above written.

                                          BANKATLANTIC BANCORP, INC.


                                          By: /s/ Alan B. Levan

                                            ------------------------------------

                                          Name: Alan B. Levan


                                          Title: Chairman and Chief Executive
                                          Officer


                                          BBC SUB, INC.


                                          By: /s/ Alan B. Levan

                                            ------------------------------------

                                          Name: Alan B. Levan


                                          Title: President

                                                                EXHIBIT A TO THE
                                                                MERGER AGREEMENT



                                    FORM OF
                             ARTICLES OF AMENDMENT
                                       TO
                              AMENDED AND RESTATED
                           ARTICLES OF INCORPORATION
                                       OF
                           BANKATLANTIC BANCORP, INC.


     The Amended and Restated Articles of Incorporation of BANKATLANTIC BANCORP, INC., a Florida corporation (the "Corporation"), are hereby amended pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act as follows:

     1. The introductory paragraph and Section A of Article III shall be deleted in their entirety and amended to read as follows:

                          ARTICLE III -- CAPITAL STOCK

        The aggregate number of shares of capital stock which this Corporation shall have authority to issue is One Hundred Thirty Five Million (135,000,000) of which Ten Million (10,000,000) shall be preferred stock, par value $.01 per share, and of which One Hundred Twenty Five Million (125,000,000) shall be common stock, par value $.01 per share, consisting of Eighty Million (80,000,000) shares of a class designated "Class A Common Stock" and Forty Five Million (45,000,000) shares of a class designated "Class B Common Stock" (the Class A Common Stock and the Class B Common Stock are sometimes hereinafter referred to collectively as the "Common Stock"). The preferred stock may be divided into and issued in series by the Board of Directors as set forth below. The Board of Directors shall fix the consideration to be received for each share. Such consideration shall consist of any tangible or intangible property or benefit to this Corporation, including cash, promissory notes, services performed or securities of other corporations or entities and shall have a value, in the judgment of the Board of Directors, equivalent to or greater than the full par value of the shares. In the case of a stock dividend, that part of the surplus of the Corporation which is transferred to stated capital upon the issuance of shares as a share dividend shall be deemed to be the consideration for their issuance.


     A. Class A Common Stock and Class B Common Stock. The relative rights, preferences, privileges and restrictions of the Class A Common Stock and the Class B Common Stock are as follows:



          1. Voting. Except as provided in this Article III (or in any supplementary sections thereto), the holders of the Class B Common Stock shall exclusively possess all voting power. Each holder of shares of Class B Common Stock shall be entitled to one vote per share. Holders of shares of Class A Common Stock shall have no voting rights except as required by law. There shall be no cumulation of votes for the election of directors.



          2. Dividends. Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of a sinking fund, retirement fund, or other required payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends when and as declared by the Board of Directors out of any assets legally available for the payment of dividends. Holders of Common Stock shall be entitled to such dividends as may be declared by the Board of Directors, provided that each share of Class B Common Stock shall be entitled to a distribution equal and identical to the distribution on 4,876,124 shares of Class A Common Stock, except that with respect to dividends payable in cash, the distribution per share of Class A Common Stock must be equal to at least 110% of the amount obtained by dividing the distribution on one share of Class B Common Stock by 4,876,124.



          3. Rights upon Liquidation or Dissolution. In the event of any liquidation, dissolution, or winding up of the Corporation, the holders of Common Stock (and the holders of any class or series of stock entitled to participate with such stock in the distribution of assets) shall be entitled to receive, in cash or in kind, the assets of the Corporation available for distribution remaining after: (i) payment or provision for payment of the Corporation's debts and liabilities; (ii) distributions or provision for distributions in settlement of its liquidation account; and
     (iii) distributions or provision for distributions to holders of any class or series of stock having preference over the Common Stock in the liquidation, dissolution, or winding up of the Corporation. The holders of the Class A Common Stock and Class B Common Stock shall be entitled to share ratably, as a single class, in such remaining assets of the Corporation, with the amount payable per share of Class B Common Stock being equal to the amount payable on or with respect to 4,876,124 shares of Class A Common Stock.

                                                                      APPENDIX B

                         KEEFE, BRUYETTE & WOODS, INC.

                                                                   April 6, 2000

Special Committee of the Board of Directors and the Board of Directors BankAtlantic Bancorp, Inc.
1750 East Sunrise Boulevard Ft.
Lauderdale, FL 33304

Members of the Special Committee of the Board of Directors and the Board of
Directors:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the Class A and Class B shareholders of BankAtlantic Bancorp, Inc. (the "Company") of the consideration to be offered to the shareholders of the publicly held Class B shares (the "Public Class B Shares") in the repurchase of those Public Class B Shares pursuant to the merger (the "Merger") of BBC Sub, Inc., the Company's wholly owned subsidiary with and into the Company under an Agreement and Plan of Merger, dated January 13, 2000, and as amended March 29, 2000 (the "Agreement"). Pursuant to the terms of the Agreement, each of the Public Class B Shares, par value $0.01 per share, of the Company will be repurchased by the Company for $6.00 in cash (the "Consideration").

     Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to the Company, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of the Company for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to the Company. We have acted exclusively for the Special Committee of the Board of Directors and the Board of Directors of the Company in rendering this fairness opinion and will receive a fee from the Company for our services.

     In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of the Company and the Merger, including among other things, the following: (i) the Agreement and Plan of Merger dated January 13, 2000 and as amended March 29, 2000; (ii) the proxy statement for the annual meeting of stockholders of the Company to be held in connection with the Merger dated April 6, 2000; (iii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 1999 of the Company; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and certain other communication from the Company to its stockholders; and (v) other financial information concerning the businesses and operations of the Company furnished to us by the Company for purposes of our analysis. We have also held discussions with senior management of the Company regarding the past and current business operations, regulatory relations, financial condition and future prospects of the Company and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

     In preparing our opinion, we have relied upon the accuracy and completeness of all of the financial and other information supplied or otherwise made available to us, including that contemplated in the items above, and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. KBW has not been provided with, and did not have any access to, financial projections of the Company prepared by management of the Company for any period after fiscal year 1999. Accordingly, with respect to the future financial performance of the Company, the Company has directed KBW to rely on publicly available estimates of research analysts in performing our analysis and, based upon advice of the

Company, KBW assumed such estimates are a reasonable basis upon which to evaluate and analyze the future financial performance of the Company and that the Company will perform substantially in accordance with such estimates. We are not experts in the evaluation of allowances for loan and lease losses have not made an independent evaluation of the adequacy of the allowance for loan losses of the Company, nor have we reviewed any individual credit files and have assumed that the respective aggregate allowances for loan losses for the Company are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, we have not conducted any physical inspection of the properties or facilities of the Company.

     We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the assets and liabilities of the Company; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of the Public Class B Shares in the Merger is fair, from a financial point of view, to the holders of the Class A shares and the Class B shares of the Company.

                                          Very truly yours,



                                          Keefe, Bruyette & Woods, Inc.

                                                                      APPENDIX C

                                LEHMAN BROTHERS

                                                                January 13, 2000

Board of Directors
BankAtlantic Bancorp, Inc.
1750 East Sunrise Boulevard
Fort Lauderdale, Florida 33304

Members of the Board:

     We understand that BankAtlantic Bancorp, Inc. (the "Company") proposes to enter into an agreement with a newly-created wholly owned subsidiary of the Company pursuant to which the Company will merge with such subsidiary and, upon effectiveness of such merger, each outstanding share of Class B common stock held by stockholders other than BFC Financial Corporation ("BFC") will be converted into the right to receive $6.00 per share in cash, and each outstanding option to purchase Class B common stock will be converted into the right to receive $6.00 in cash less the exercise price of such option. We further understand that the number of shares of Class B common stock to be so converted into the right to receive cash is 5,388,392, the number of options to be so converted into the right to receive cash is 1,762,777 and that, after giving effect to the proposed transaction, BFC will own 100% of the voting power of the Company. The terms and conditions of the proposed transaction are set forth in more detail in the Agreement and Plan of Merger dated as of January 13, 2000 (the "Agreement").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the consideration to be paid by the Company in the proposed transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the proposed transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the specific terms of the proposed transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999, (3) financial and operating information with respect to the business and operations of the Company furnished to us by the Company, (4) trading histories of the Company's Class A common stock and Class B common stock from December 31, 1996 to the present and a comparison of those trading histories with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) published estimates of third party research analysts regarding the future financial performance of the Company, (7) a comparison of the financial terms of the proposed transaction with the financial terms of certain other recent transactions that we deemed relevant, and (8) the potential pro forma impact of the proposed transaction on the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. We have not been provided with, and did not have any access to, financial projections of the Company prepared by management of the Company for any period after fiscal year 1999. Accordingly, with respect to the future financial performance of the Company, the Company has directed us to rely on publicly available estimates of research analysts in performing our analysis and, based upon advice of the Company, we have assumed that such estimates are a reasonable basis upon which to evaluate and analyze the future financial performance of the Company and that the Company will perform substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be paid by the Company in the proposed transaction is fair to the Company.

     We have acted as financial advisor to the Company in connection with the proposed transaction and will receive a fee for our services which is contingent, in part, upon the consummation of the proposed transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the proposed transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the proposed transaction.

                                          Very truly yours,


                                          LEHMAN BROTHERS

                                                                      APPENDIX D

     DISSENTERS' RIGHTS PROVISIONS OF THE FLORIDA BUSINESS CORPORATION ACT

     607.1301 Dissenters' rights; definitions


     The following definitions apply to sections 607.1302 and 607.1320:


          (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.


          (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to sec. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.


     607.1302 Right of shareholders to dissent

     (1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party:

             1) If the shareholder is entitled to vote on the merger, or


             2) If the corporation is a subsidiary that is merged with its parent under sec. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of sec. 607.1104;



          (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to sec. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;


          (c) As provided in sec. 607.0902(11), the approval of a control-share acquisition;

          (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

          (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

             1) Altering or abolishing any preemptive rights attached to any of his or her shares;

             2) Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

             3) Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

             4) Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

             5) Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

             6) Reducing the stated dividend preference of any of the shareholder's preferred shares; or

             7) Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation; or

          (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

     (2) A shareholder dissenting from any amendment specified in paragraph
(1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

     (3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

     (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

     (5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     607.1320 Procedure for exercise of dissenters' rights

     (1) (a) If a proposed corporate action creating dissenters' rights under sec. 607.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of sections 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenters' rights shall:

             1) Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for his or her shares if the proposed action is effectuated, and

             2) Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

          (b) If proposed corporate action creating dissenters' rights under sec. 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of sections 607.1301, 607.1302, and
     607.1320 to each shareholder simultaneously with any request for the shareholder's written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

     (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

     (3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder's name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

     (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

          (a) Such demand is withdrawn as provided in this section;

          (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

          (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

          (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

     (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

          (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

          (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

     (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

     (7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

     (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

     (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

     (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

                                                                    APPENDIX E


                               CLASS B PROXY CARD
                                 REVOCABLE PROXY


         THIS REVOCABLE PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF
                           BANKATLANTIC BANCORP, INC.


         The undersigned appoints Bruno DiGiulian and Steven M. Coldren or either of them, with full power of substitution and resubstitution, proxies of the undersigned with all the powers that the undersigned would possess if personally present to cast all votes which the undersigned would be entitled to vote at the Annual Meeting of Stockholders (the "Annual Meeting") of BankAtlantic Bancorp, Inc. (the "Company"), to be held at 1:00 p.m. local time, on August 17, 2000, at the Westin Hotel, 400 Corporate Drive, Ft. Lauderdale, Florida 33334, and at any and all adjournments thereof, including (without limiting the generality of the foregoing) to vote and act as indicated on the back of this card.






         Your Board of Directors unanimously recommends that you vote FOR
Item 1 set forth below and for the nominees listed below, all as described in the Notice of Annual Meeting and Proxy Statement.


         In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This Proxy will be voted at the Annual Meeting or any adjournment thereof. This Proxy will be voted in accordance with the instructions set forth herein, or in the event no instructions are set forth, this Proxy will be voted FOR Item 1 set forth below and for the nominees listed below, all as described in the Notice of Annual Meeting and Proxy Statement. This Proxy hereby revokes all prior proxies given with respect to the shares of the undersigned.


                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)



                                                                           FOR all           WITHHOLD
                                                                      nominees listed       AUTHORITY
                                                                       to the right       to vote for all
                                                                        (except as        nominees listed
                                                                      indicated to the    to the right.
                                                                          contrary)

                       FOR   AGAINST  ABSTAIN

1.   Approval and      [ ]      [ ]    [ ]      2.    Election of three      [ ]              [ ]          Nominees to serve a
     Adoption of the                                  directors to serve a                                   three year term
     Amended and                                      three year term to                                    to expire in 2003:
     Restated Agreement                               expire in 2003:                                        -----------------
     and Plan of Merger.                                                                                       John E. Abdo
                                                                                                               Ira T. Siegel
                                                                                                         Charlie C. Winningham, II

                                                                           TO WITHHOLD AUTHORITY to vote for any
                                                                           individual write that nominee's name here:

                                                                           --------------------------------------------
Your Board of Directors unanimously recommends that you vote               this Proxy will be voted FOR Item 1 above and FOR the
FOR the approval of the Amended and Restated Agreement and                 nominees set forth on this card and as described in the
Plan of Merger and FOR the election of Nominees.                           accompanying Notice of Annual Meeting and Proxy
                                                                           Statement. This Proxy hereby revokes all prior
                                                                           proxies given with respect to the shares of the
                                                                           undersigned.

In their discretion, the proxies are authorized to vote upon such other
business as may properly come before the Annual Meeting. This              Please complete, sign, date and return promptly this
Proxy will be voted at the Annual Meeting or any adjournment               Proxy in the enclosed pre-addressed return envelope.
thereof. This Proxy will be voted in accordance with the instructions      No postage is required for mailing in the United States.
set forth herein, or in the event no such instructions are set forth,

Signature(s)___________________________________  Signature(s)__________________________________Date:_________________


IMPORTANT: Please date this Proxy and sign exactly as your name appears above. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign the full corporate name by president or an authorized officer. If a partnership, please sign in partnership name by authorized person.


                                                                    APPENDIX F

                               CLASS A PROXY CARD
                                 REVOCABLE PROXY


         THIS REVOCABLE PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF

                           BANKATLANTIC BANCORP, INC.


   The undersigned appoints Bruno DiGiulian and Steven M. Coldren or either of them, with full power of substitution and resubstitution, proxies of the undersigned with all the powers that the undersigned would possess if personally present to cast all votes which the undersigned would be entitled to vote at the Annual Meeting of Stockholders (the "Annual Meeting") of BankAtlantic Bancorp, Inc. (the "Company"), to be held at 1:00 p.m. local time, on August 17, 2000, at the Westin Hotel, 400 Corporate Drive, Ft. Lauderdale, Florida 33334, and at any and all adjournments thereof, including (without limiting the generality of the foregoing) to vote and act as indicated on the back of this card.




   Your Board of Directors unanimously recommends that you vote FOR the item set forth below as described in the Notice of Annual Meeting and Proxy Statement.

    This Proxy will be voted at the Annual Meeting or any adjournment thereof. This Proxy will be voted in accordance with the instructions set forth herein, or in the event no instructions are set forth, this Proxy will be voted FOR the item set forth below as described in the Notice of Annual Meeting and Proxy Statement. This Proxy hereby revokes all prior proxies given with respect to the shares of the undersigned.


                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)



                               FOR   AGAINST  ABSTAIN

1.      Approval and           [ ]     [ ]      [ ]
        Adoption of the
        Amended and
        Restated Agreement
        and Plan of Merger.

Your Board of Directors unanimously recommends that you vote            as described in the accompanying Notice of Annual Meeting
FOR the approval of the Amended and Restated Agreement and              and Proxy Statement.  This Proxy hereby revokes all
Plan of Merger.                                                         prior proxies given with respect to the shares of the
                                                                        undersigned.

This Proxy will be voted at the Annual Meeting or any adjournment       Please complete, sign, date and return promptly this Proxy
thereof. This Proxy will be voted in accordance with the instructions   in the enclosed pre-addressed return envelope. No postage
set forth herein, or in the event no such instructions are set forth,   is required for mailing in the United States.
this Proxy will be voted FOR the item set forth on this card and

Signature(s)___________________________________  Signature(s)__________________________________Date:_________________

IMPORTANT: Please date this Proxy and sign exactly as your name appears above. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign the full corporate name by president or an authorized officer. If a partnership, please sign in partnership name by authorized person.



                                      F-1